Exhibit 99.1

Honoring our purpose by caring for our customers, our people and our planet 2022 INFORMATION CIRCULAR

About TELUS International Copyright © 2022 TELUS International (Cda) Inc. All rights reserved. We use various trademarks, trade names and service marks in this report, including TELUS, which is used under license from TELUS Corporation. The symbols ™ and ® indicate those trademarks, trade names and service marks owned by TELUS International, its subsidiaries or its affiliates. For convenience, we may not include the ™ or ® symbols, but such omission is not meant to indicate that we would not protect our intellectual property rights to the fullest extent allowed by law. All other trademarks, trade names or service marks referred to in this report are the property of their respective owners. TELUS International (Cda) Inc. (the Company, TELUS International, we, us or our) is a leading customer experience (CX) innovator that designs, builds and delivers high-tech, high-touch solutions, including artificial intelligence (AI) and content moderation, for global and disruptive brands. Our services support the full lifecycle of our clients’ digital transformation journeys and enable them to more quickly embrace next-generation technologies to deliver better business outcomes. TELUS International’s integrated solutions and capabilities span: • Digital strategy • Innovation • Consulting and design • Digital transformation and information technology (IT) lifecycle solutions • Data annotation and intelligent automation • Omnichannel CX solutions that include content moderation, trust and safety solutions and other managed solutions. Fueling all stages of company growth, TELUS International partners with brands across high growth industry verticals, including Tech and Games, eCommerce and Fintech, Communications and Media, Healthcare, and Travel and Hospitality. At TELUS International, we believe our unique caring culture, focused on our people, purpose and principles, is our most valuable asset and competitive differentiator. How we treat our team members around the world – hiring, motivating and promoting based on engagement, giving back, and a commitment to excellence – inspires how they treat our clients and their customers. This is what drives our exceptional financial results, year after year. Treating people, the planet and profits with care – this is our commitment. fullest extent allowed by law. All other trademarks, trade names or service marks referred to in this report are the property of their Copyright © 2022 TELUS International (Cda) Inc. All rights reserved. We use various trademarks, trade names and service marks in this report, including TELUS, which is used under license from TELUS Corporation. The symbols ™ and ® indicate those trademarks, trade names and service marks owned by TELUS International, its subsidiaries or its affiliates. For convenience, we may not include Copyright © 2022 TELUS International (Cda) Inc. All rights reserved. We use various trademarks, trade names and service marks in Copyright © 2022 TELUS International (Cda) Inc. All rights reserved. We use various trademarks, trade names and service marks in this report, including TELUS, which is used under license from TELUS Corporation. The symbols ™ and ® indicate those trademarks, trade names and service marks owned by TELUS International, its subsidiaries or its affiliates. For convenience, we may not include the ™ or ® symbols, but such omission is not meant to indicate that we would not protect our intellectual property rights to the fullest extent allowed by law. All other trademarks, trade names or service marks referred to in this report are the property of their Copyright © 2022 TELUS International (Cda) Inc. All rights reserved. We use various trademarks, trade names and service marks in this report, including TELUS, which is used under license from TELUS Corporation. The symbols ™ and ® indicate those trademarks, trade names and service marks owned by TELUS International, its subsidiaries or its affiliates. For convenience, we may not include the ™ or ® symbols, but such omission is not meant to indicate that we would not protect our intellectual property rights to the fullest extent allowed by law. All other trademarks, trade names or service marks referred to in this report are the property of their Copyright © 2022 TELUS International (Cda) Inc. All rights reserved. We use various trademarks, trade names and service marks in this report, including TELUS, which is used under license from TELUS Corporation. The symbols ™ and ® indicate those trademarks, trade names and service marks owned by TELUS International, its subsidiaries or its affiliates. For convenience, we may not include the ™ or ® symbols, but such omission is not meant to indicate that we would not protect our intellectual property rights to the trade names and service marks owned by TELUS International, its subsidiaries or its affiliates. For convenience, we may not include the ™ or ® symbols, but such omission is not meant to indicate that we would not protect our intellectual property rights to the fullest extent allowed by law. All other trademarks, trade names or service marks referred to in this report are the property of their trade names and service marks owned by TELUS International, its subsidiaries or its affiliates. For convenience, we may not include this report, including TELUS, which is used under license from TELUS Corporation. The symbols ™ and ® indicate those trademarks, trade names and service marks owned by TELUS International, its subsidiaries or its affiliates. For convenience, we may not include the ™ or ® symbols, but such omission is not meant to indicate that we would not protect our intellectual property rights to the fullest extent allowed by law. All other trademarks, trade names or service marks referred to in this report are the property of their this report, including TELUS, which is used under license from TELUS Corporation. The symbols ™ and ® indicate those trademarks, fullest extent allowed by law. All other trademarks, trade names or service marks referred to in this report are the property of their trade names and service marks owned by TELUS International, its subsidiaries or its affiliates. For convenience, we may not include trade names and service marks owned by TELUS International, its subsidiaries or its affiliates. For convenience, we may not include the ™ or ® symbols, but such omission is not meant to indicate that we would not protect our intellectual property rights to the trade names and service marks owned by TELUS International, its subsidiaries or its affiliates. For convenience, we may not include the ™ or ® symbols, but such omission is not meant to indicate that we would not protect our intellectual property rights to the Copyright © 2022 TELUS International (Cda) Inc. All rights reserved. We use various trademarks, trade names and service marks in this report, including TELUS, which is used under license from TELUS Corporation. The symbols ™ and ® indicate those trademarks, fullest extent allowed by law. All other trademarks, trade names or service marks referred to in this report are the property of their

On behalf of the TELUS International Board of Directors, our senior leadership team and our more than 66,000 team members around the world, I thank you for your investment in our company. The TELUS International team has worked tirelessly to drive impressive growth and financial success, including: • Delivering strong double-digit revenue and profitability growth, ending 2021 with $2.2 billion in total revenue, representing a 39 per cent year-over-year increase • Announcing our 2022 outlook, which features strong double- digit revenue growth and healthy profitability levels, reinforcing the momentum in the market we are seeing and our ongoing commitment to executing our growth strategy • Establishing TELUS International AI Data Solutions and our global AI Community to further advance our leadership stake in this fast-growing market • Caring for our clients, one another, our communities and the planet, with our team members volunteering more than 70,000 hours in 2021. Our purpose, strategy and responsibility to society are all interconnected. The title of this year’s information circular, “Honoring our purpose by caring for our customers, our people and our planet”, is more than a theme - it embodies how our corporate values guide our decisions and actions across all aspects of our organization. This is reflected in how we evolve our operations in response to market demand and exogenous factors, innovate to give our clients a leading edge and care for our team members and the communities where we operate around the world. We continue to be dedicated to the holistic approach of incorporating Environmental, Social, Governance (ESG) principles into our corporate strategy. In 2021, our governance and nominating committee of the Board (Governance and Nominating Committee) continued to oversee ESG matters and expanded our commitment by designating specific senior leaders responsible for driving our commitment to our ESG principles and approved company-wide ESG priorities. Our ESG accomplishments are evidenced by our robust team member engagement and giving back programs, our diversity, inclusion and equity focus and an array of environmental initiatives. Welcome to our shareholder meeting Our purpose, history and success as a company have been tied to two important and long standing partners and meaningful shareholders: • TELUS Corporation (TELUS), our founder and controlling shareholder, currently with 70.9 per cent of the voting power and 55.0 per cent of the economic interest. TELUS is a leading communications and information technology company in Canada with over $17 billion in annual revenue and 17 million customer connections spanning wireless, data, IP, voice, television, entertainment, video and security • Baring Private Equity Asia (Baring), with approximately 25.9 per cent of the voting power and 20.1 per cent of the economic interest. Baring is one of the largest private equity firms in Asia, with $37 billion of assets under management. The TELUS International annual general meeting of shareholders will be held on May 20, 2022. As a TELUS International shareholder, you have the right to vote your shares on all of the items that come before our annual general meeting. You are encouraged to exercise your right to vote in a manner that is most convenient for you. Registered shareholders and duly appointed proxy holders will have an equal opportunity to attend, participate and vote at this virtual meeting from any location. Non-registered shareholders may register to participate as proxy holders and those who have not duly appointed themselves as proxy holders may also attend virtually as guests. Guests will be able to listen to the meeting but will not be able to vote or ask questions at the meeting. The title of this year’s information circular, “Honoring our purpose by caring for our customers, our people and our planet,” is more than a theme – it embodies how our corporate values guide our decisions and actions across all aspects of our organization. 1 • TELUS INTERNATIONAL 2022 INFORMATION CIRCULAR

As a TELUS International shareholder, you have the right to vote your shares on all of the items that come before our annual general meeting. Looking to the future As we continue to progress our governance practices, I am pleased to announce the bifurcation of our Chair responsibilities to new Chair and Vice-Chair positions, with Darren Entwistle agreeing to serve as Chair following the annual general meeting. As TELUS’ President and Chief Executive Officer since 2000, Darren is the longest-serving Chief Executive Officer amongst incumbent telecommunication companies worldwide. His exceptional leadership, alongside his tremendous commitment to our purpose and growth, will help propel TELUS International to new heights in the years ahead. I will continue to serve our company as Vice-Chair, and am looking forward to my continuing partnership with Darren, Jeffrey Puritt - our extremely talented President and CEO, and all members of your dedicated Board of Directors. Collectively, we are excited for the future. We have an impressive and diverse team of talented professionals capable of leveraging our unique design, build and deliver framework to take advantage of the many opportunities our industry offers. We appreciate the trust placed in us by our shareholders to responsibly execute our strategy and vision. I thank you for your continued confidence in the strength and agility of our growing company. Sincerely, Josh Blair Chair, Board of Directors TELUS International 2 • TELUS INTERNATIONAL 2022 INFORMATION CIRCULAR

TABLE OF CONTENTS ABOUT THE MEETING AND OUR BOARD .......................................................................................... 5 Notice of Annual General Meeting of Shareholders ................................................................................................................. 5 Business of the meeting ................................................................................................................................................................ 5 Right to vote .................................................................................................................................................................................... 5 Approval of the circular ................................................................................................................................................................. 5 INFORMATION ABOUT VOTING .............................................................................................................................. 6 Who can vote .................................................................................................................................................................................. 6 Matters to be voted on and approval required .......................................................................................................................... 6 Quorum ............................................................................................................................................................................................ 7 Virtual meeting and technical requirements ............................................................................................................................... 7 Submitting questions ..................................................................................................................................................................... 7 How to vote ..................................................................................................................................................................................... 7 How your proxyholder will vote .................................................................................................................................................... 13 Confidentiality ................................................................................................................................................................................. 14 Solicitation by management ......................................................................................................................................................... 14 Notice and Access ......................................................................................................................................................................... 14 Delivery of proxy materials ........................................................................................................................................................... 14 Voting results .................................................................................................................................................................................. 14 For more information ..................................................................................................................................................................... 14 ADDITIONAL INFORMATION .................................................................................................................................... 15 Interest of certain persons in material transactions and related party transactions ............................................................ 15 Additional matters and information .............................................................................................................................................. 15 Indebtedness of directors and officers ........................................................................................................................................ 15 BUSINESS OF THE MEETING .................................................................................................................................. 16 Audited consolidated financial statements ................................................................................................................................. 16 Election of directors ....................................................................................................................................................................... 16 Appointment of auditors ................................................................................................................................................................ 17 Note on say on pay ........................................................................................................................................................................ 17 2021 voting results ......................................................................................................................................................................... 18 ABOUT OUR NOMINATED DIRECTORS ............................................................................................................... 19 Independence ................................................................................................................................................................................. 19 Diversity and inclusion .................................................................................................................................................................. 19 Director profiles .............................................................................................................................................................................. 20 Additional disclosure related to directors ................................................................................................................................... 32 DIRECTOR COMPENSATION ................................................................................................................................... 33 Director compensation table ........................................................................................................................................................ 34 Director share ownership guidelines ........................................................................................................................................... 34 Director share-based awards ....................................................................................................................................................... 35 CORPORATE GOVERNANCE ................................................................................................................. 36 Statement of TELUS International’s corporate governance practices ................................................................................... 36 BOARD OF DIRECTORS ............................................................................................................................................ 38 Oversight and mandate ................................................................................................................................................................. 38 Composition .................................................................................................................................................................................... 38 Skills matrix ..................................................................................................................................................................................... 39 Environmental, social and governance ...................................................................................................................................... 40 Committees ..................................................................................................................................................................................... 40 3 • TELUS INTERNATIONAL 2022 INFORMATION CIRCULAR

Independence ................................................................................................................................................................................. 42 Meetings of independent directors and conflicts of interest .................................................................................................... 43 Related party transactions ............................................................................................................................................................ 43 Position descriptions — Chair, Vice-Chair and CEO ................................................................................................................ 44 Expectations of our board — attendance, caps on outside service and interlocks ............................................................. 45 Succession planning ...................................................................................................................................................................... 45 Board evaluation ............................................................................................................................................................................ 46 Term limits and mechanisms of board renewal ......................................................................................................................... 46 Diversity and inclusion across TELUS International ................................................................................................................. 47 Orientation and continuing education ......................................................................................................................................... 47 Code of ethics and conduct .......................................................................................................................................................... 48 Shareholder engagement ............................................................................................................................................................. 49 EXECUTIVE COMPENSATION AT TELUS INTERNATIONAL .......................................................... 50 OVERVIEW .................................................................................................................................................................... 50 Key compensation principles ....................................................................................................................................................... 50 Board oversight and compensation governance ...................................................................................................................... 53 Compensation consultant ............................................................................................................................................................. 54 Compensation elements for the CEO and the other NEOs in 2021 ...................................................................................... 54 Total compensation at a glance ................................................................................................................................................... 55 2021 approach to compensation ................................................................................................................................................. 55 2021 ACTUAL COMPENSATION ............................................................................................................................. 60 Benefits and perquisites ................................................................................................................................................................ 60 Clawback policy for Mr. Puritt ....................................................................................................................................................... 61 Executive share ownership guidelines ....................................................................................................................................... 61 Executive shareholdings summary ............................................................................................................................................. 62 Tax and accounting considerations ............................................................................................................................................. 62 Conclusion ...................................................................................................................................................................................... 62 Summary compensation table ..................................................................................................................................................... 63 Grants of plan-based awards ....................................................................................................................................................... 64 Outstanding equity awards at fiscal year-end ........................................................................................................................... 65 Option exercises and shares vested ........................................................................................................................................... 66 TELUS retirement plan benefits .................................................................................................................................................. 66 Summary of NEO employment and separation agreements ................................................................................................. 68 Severance on termination of employment ................................................................................................................................. 70 Change of control ........................................................................................................................................................................... 70 Confidentiality, non-compete and non-solicit ............................................................................................................................. 70 Potential payments upon termination or change-in-control ..................................................................................................... 70 Employment agreements .............................................................................................................................................................. 72 TELUS INTERNATIONAL EQUITY COMPENSATION PLANS ......................................................... 73 TELUS INTERNATIONAL EQUITY-BASED COMPENSATION PLANS AT A GLANCE ............................... 73 Omnibus Long-Term Incentive Plan (MIP) ................................................................................................................................. 74 2021 Omnibus Long-Term Incentive Plan .................................................................................................................................. 75 2021 Employee Share Purchase Plan (2021 ESPP) ............................................................................................................... 77 APPENDIX A: TERMS OF REFERENCE FOR THE BOARD ............................................................. 79 4 • TELUS INTERNATIONAL 2022 INFORMATION CIRCULAR

Notice of Annual General Meeting of Shareholders As we all continue to confront the challenges and uncertainties of the COVID-19 pandemic, TELUS International will use the power of technology to enable our shareholders to attend our annual general meeting in a virtual-only format via a live webcast. This measure is a prudent step to protect the health and safety of our shareholders, employees and communities. • Registered shareholders and duly appointed proxyholders will have an equal opportunity to attend, participate and vote at this virtual meeting from any location. • Non-registered shareholders may register to participate as proxy holders and those who have not duly appointed themselves as proxyholders and registered with our transfer agent, Computershare Investor Services Inc. (Computershare), may also attend virtually as guests. Guests will be able to attend virtually and listen to the meeting but will not be able to vote or ask questions during the meeting. A summary of the information shareholders will need to attend, participate and vote at our virtual meeting is provided on pages 6 to 14. Business of the meeting At the meeting, shareholders will be asked to: 1 receive the Company’s 2021 audited consolidated financial statements, together with the report of the auditors on those statements; 2 elect Directors of the Company for the ensuing year; appoint Deloitte LLP (Deloitte) as auditors for the ensuing year and authorize the Directors to fix their remuneration; and 3 transact any other business that may properly come before the meeting and any postponement or adjournment thereof. Right to vote Holders of record of subordinate voting shares and/or multiple voting shares on March 31, 2022 (the Record Date), are entitled to notice of, and to vote at, our meeting or any adjournment thereof. Each multiple voting share carries the right to ten votes and each subordinate voting share carries the right to one vote. There were 66,200,343 subordinate voting shares and 199,931,876 multiple voting shares (together with the subordinate voting shares, the shares) outstanding on the Record Date. You can find more information about each item of business at the meeting, including who can vote and how to vote, beginning on page 6. Approval of the circular The board of directors of TELUS International (the Board of Directors or Board) has approved in substance the content of this information circular and has authorized us to send it to the Company’s shareholders as at the Record Date. Vancouver, British Columbia Dated March 31, 2022 By order of the Board of Directors Michel E. Belec Chief Legal Officer and Corporate Secretary When Friday, May 20, 2022 5:30 p.m. (ET) Where Virtual-only meeting via live audio webcast online at https://web.lumiagm.com/242573416 Materials A notice and access notification to shareholders (Notice) is being mailed to non-registered shareholders on or about April 13, 2022. We are providing access to the information circular and annual report to non-registered shareholders via the internet using the “notice and access” systems. These materials are available on the website referenced in the Notice: www.envisionreports.com/telusinternational2022. Registered shareholders will receive a paper copy of our information circular and related proxy materials. 5 • TELUS INTERNATIONAL 2022 INFORMATION CIRCULAR

INFORMATION ABOUT VOTING

Who can vote

Holders of record of subordinate voting shares and/or multiple voting shares on March 31, 2022 (the Record Date), are entitled to notice of, and to vote at, our annual general meeting or any adjournment thereof. There were 66,200,343 subordinate voting shares and 199,931,876 multiple voting shares outstanding on March 14, 2022.

The subordinate voting shares are "restricted securities", within the meaning of such term under applicable Canadian securities laws, in that they do not carry equal voting rights with the multiple voting shares. **Each multiple voting share carries the right to ten votes and each subordinate voting share carries the right to one vote**. In aggregate, all the voting rights associated with the subordinate voting shares represented, as of March 14, 2022, approximately 3.2 per cent of the voting rights attached to all of the Company's issued and outstanding shares.

Under applicable securities laws in Canada, an offer to purchase multiple voting shares would not necessarily require that an offer be made to purchase subordinate voting shares. In accordance with the rules of the Toronto Stock Exchange (TSX) designed to ensure that, in the event of a take-over bid, the holders of subordinate voting shares will be entitled to participate on an equal footing with holders of multiple voting shares, the holders of multiple voting shares upon completion of our initial public offering entered into a customary coattail agreement with us and a trustee (the Coattail Agreement). The Coattail Agreement contains provisions customary for dual-class, TSX-listed corporations designed to prevent transactions that otherwise would deprive the holders of subordinate voting shares of rights under applicable securities laws in Canada to which they would have been entitled if the multiple voting shares had been subordinate voting shares.

To the knowledge of the Directors and executive officers (Executive Officers) of TELUS International, as of March 14, 2022, the only persons or companies that beneficially owned, directly or indirectly, or exercised control or direction over, 10 per cent or more of the voting rights attached to any class of outstanding shares are the following:

Name	# of Multiple Voting Shares Owned	% of Outstanding Multiple Voting Shares	# of Subordinate Voting Shares Owned	% of Outstanding Subordinate Voting Shares	Percentage of Outstanding Shares	Percentage of Total Voting Power
TELUS(1)	146,504,019	73.3%	—	—%	55.0%	70.9%
Baring(2)	53,427,857	26.7%	—	—%	20.1%	25.9%
Capital International Investors(3)	—	—%	6,307,001	9.5%	2.4%	*
Capital Research Global Investors(4)	—	—%	8,338,314	12.6%	3.1%	*
Mackenzie Financial Corporation(5)	—	—%	10,529,750	15.9%	1.7%	*

* represents less than one per cent of total voting power.

(1) Consists of shares held by TELUS Communications, Inc., 1276431 B.C. Ltd., 1276433 B.C. Ltd., 1276435 B.C. Ltd., 1276436 B.C. Ltd. and TELUS International Holding Inc., each a wholly owned subsidiary of TELUS. Multiple voting shares held by TELUS are convertible into an equivalent number of subordinate voting shares. If TELUS were to convert all its multiple voting shares into subordinate voting shares, it would hold 68.9 per cent of our subordinate voting shares and 19.6 per cent of our voting power.

(2) Consists of shares held by Riel B.V., which is indirectly and wholly owned by The Baring Asia Private Equity Fund VI, L.P.1 (Fund VI1), The Baring Asia Private Equity Fund VI, L.P.2 (Fund VI2) and certain of its affiliates. The general partner of Fund VI1 and Fund VI2 is Baring Private Equity Asia GP VI, L.P. (Fund VI GP). The general partner of Fund VI GP is Baring Private Equity Asia GP VI Limited (Fund VI Limited). As the sole shareholder of Fund VI Limited, Jean Eric Salata may be deemed to have voting and dispositive power with respect to the shares beneficially owned by Fund VI and Fund VI2 and their affiliates but disclaims beneficial ownership of such shares except to the extent of his pecuniary interest. If Baring were to convert all its multiple voting shares into subordinate voting shares, it would hold 44.7 per cent of our subordinate voting shares and 3.4 per cent of our voting power.

(3) Represents subordinate voting shares beneficially owned by Capital International Investors, a division of Capital Research and Management Company, as well as its investment management subsidiaries and affiliates Capital Bank and Trust Company, Capital International, Inc., Capital International Limited, Capital International Sarl, Capital International K.K., and Capital Group Private Client Services, Inc., based solely on Amendment No. 1 to the Schedule 13G filed by Capital International Investors with the U.S. Securities and Exchange Commission on February 11, 2022.

(4) Represents subordinate voting shares beneficially owned by Capital Research Global Investors, a division of Capital Research and Management Company as well as its investment management subsidiaries and affiliates Capital Bank and Trust Company, Capital International, Inc., Capital International Limited, Capital International Sarl, Capital International K.K., and Capital Group Private Client Services, Inc., based solely on the Amendment No. 1 to the Schedule 13G filed by Capital Research Global Investors on February 11, 2022.

(5) Represents subordinate voting shares beneficially owned by Mackenzie Financial Corporation, based solely on Amendment No. 2 to the Schedule 13G filed by Mackenzie Financial Corporation with the U.S Securities and Exchange Commission on February 4, 2022.

Matters to be voted on and approval required

The following are items of business to be voted on at the meeting:

- the election of Directors; and
- the appointment of Deloitte as auditors for the ensuing year and authorizing the Directors to fix their remuneration.

All of these items require approval by a majority of votes cast by shareholders at the meeting.

6 • TELUS INTERNATIONAL 2022 INFORMATION CIRCULAR

Quorum We are required to have shareholders (represented in person or by proxy) holding, in the aggregate, at least 25 per cent of the issued and outstanding shares plus at least a majority of multiple voting shares entitled to be voted at the meeting. Virtual meeting and technical requirements As we all continue to confront the challenges and uncertainties of the COVID-19 pandemic together, TELUS International will use the power of technology to enable our shareholders to attend our annual general meeting in a virtual-only format via a live webcast. This measure is a prudent step to protect the health and safety of our shareholders, employees and communities. • Registered shareholders and duly appointed proxyholders will have an equal opportunity to attend, participate and vote at this virtual meeting from any location. This includes the ability to ask questions and vote in real-time, provided that you are connected to the internet. • Non-registered shareholders may register to participate as proxy holders and those who have not duly appointed themselves as proxyholders and registered with our transfer agent, Computershare, may also attend virtually as guests. Guests will be able to attend virtually and listen to the meeting but will not be able to vote or ask questions during the meeting. See further instructions on pages 8 to 13, depending on if you are a registered or a non-registered shareholder. You may access the website via your smartphone, tablet or computer and you will need the latest version of Chrome, Safari, Edge or Firefox (note that the use of Internet Explorer is not recommended). Please ensure that you are connected to the internet at all times to be able to vote. If you are not connected, your vote may not be recorded. It is your responsibility to ensure that you stay connected for the duration of the meeting. You should allow ample time to log into the meeting online and complete the related procedure. Please also see the Virtual AGM User Guide, which is included in the mailing envelope sent to shareholders and is available at https://web.lumiagm.com/242573416, on https://www.sedar.com and on https:// www.sec.gov, for additional instructions on participating in the virtual meeting. Submitting questions Questions for the meeting may be submitted either before the meeting through https://investorvote.com (refer to your control number as shown on your proxy form or on your voting instruction form, as applicable) or by selecting the messaging icon during the meeting for those shareholders participating via the live webcast. Only registered shareholders and duly appointed proxyholders may submit questions for the meeting, either before or during the meeting. Before a vote is held on each matter, the chair of the meeting and members of management present will answer questions specifically relating to matters to be voted on, if applicable. General questions will be addressed following the meeting during a question and answer period. So that as many questions as possible are answered, shareholders and proxyholders are asked to be brief and concise and to address only one topic per question. Questions from multiple shareholders on the same topic, or that are otherwise related, may be grouped, summarized and answered together. All shareholder questions are welcome. However, we do not intend to address questions that: • are irrelevant to the business of the meeting or TELUS International; • are related to personal grievances; • are related to non-public information about TELUS International; • constitute derogatory references to individuals or that are otherwise offensive to third parties; • are repetitious or have already been asked by other shareholders; • are in furtherance of a shareholder’s personal or business interest, or • are out of order or not otherwise appropriate as determined by the chair or secretary of the meeting in their reasonable judgment. The chair of the meeting has broad authority to conduct the meeting in an orderly manner. To ensure the meeting is conducted in a manner that is fair to all shareholders, the chair of the meeting may exercise broad discretion with respect to, for example, the order in which questions are asked and the amount of time devoted to any one question. Any questions pertinent to the meeting that cannot be answered during the meeting due to time constraints will be answered and posted online at https://web.lumiagm.com/242573416. Posted questions may be summarized or grouped. The questions and answers will be available as soon as practical after the meeting and remain available for one month. How to vote How you can vote depends on whether you are a registered or non-registered (beneficial) shareholder. More details can be found in the tables on the following pages. 7 • TELUS INTERNATIONAL 2022 INFORMATION CIRCULAR

You are a registered shareholder if you have a share certificate or direct registration system (DRS) advice issued in your name. If you want to vote by proxy before the meeting You can vote in any of the following ways: Internet • By visiting the following website: investorvote.com. Refer to your control number (shown on your proxy form) and follow the online voting instructions. Telephone • By calling the toll-free number, 1-866-732-VOTE (8683) if you are in Canada or the United States. If you are not in Canada or the United States, you should call the direct phone number shown on your proxy form. To vote by phone, simply refer to your control number (shown on your proxy form) and follow the instructions. • Note that you cannot appoint anyone other than Josh Blair or, failing him, Jeffrey Puritt as your proxy if you vote by phone. Mail • By completing your proxy form and returning it by mail or hand delivery, following the instructions on the form. If you want to attend and vote at the virtual meeting Please follow these steps: 1. Log in online at https://web.lumiagm.com/242573416 at least 15 minutes before the meeting starts. Please check that your browser is compatible. 2. Click “Shareholder”. 3. Enter your control number (on your proxy form) as your username. 4. Enter the password: tixt2022 (case sensitive) 5. Follow the instructions to view the meeting and vote when prompted. Once you log into the meeting using your control number and you accept the terms and conditions, you will be revoking any and all previously submitted proxies for the meeting and will be provided with the opportunity to vote by online ballot on the matters put forth at the meeting. If you do not wish to revoke a previously submitted proxy, you may log in as a guest (see instructions on page 9), but you will be unable to vote or ask questions at the meeting. REGISTERED SHAREHOLDERS 8 • TELUS INTERNATIONAL 2022 INFORMATION CIRCULAR

If you want to appoint a third party as proxy to attend and vote at the virtual meeting If you want to appoint someone else as your proxy to attend, participate and vote at the meeting (other than the management appointees, Josh Blair, Chair of the Board, or, failing him, Jeffrey Puritt, President and CEO of TELUS International), you must submit your proxy form appointing the third party AND register the third- party proxyholder as described below. Registering your proxyholder is an additional step to be completed AFTER you have submitted your proxy form. Failure to register the proxyholder will result in the proxyholder not receiving a username to attend, participate or vote at the meeting. The third party you appoint as a proxyholder does not need to be a shareholder. Please follow these steps: 1. Submit your proxy form — To appoint a third-party proxyholder, insert the person’s name into the appropriate space on the proxy form. Follow the instructions for submitting the proxy form (whether by internet or mail — see page 8). This step must be completed before registering such proxyholder as step 2. 2. Register your proxyholder — To register a proxyholder, shareholders MUST visit computershare.com/TELUSInternational by 5:30 p.m. (ET) on May 18, 2022 and provide Computershare with the required proxyholder contact information so that Computershare may provide the proxyholder with a username via email. Without a username, proxyholders will not be able to attend, participate or vote at the meeting. If you want to attend the virtual meeting as a guest Guests can log into the meeting as set out below. Guests can listen to the meeting but are not able to vote or ask questions at the meeting. 1. Log in online at https://web.lumiagm.com/242573416. We recommend that you log in at least 15 minutes before the meeting starts. 2. Click “Guest” and then complete the online form. Deadline for returning your form Your completed proxy form must be received by: TELUS International c/o Computershare 8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 no later than 5:30 p.m. (ET) on May 18, 2022. If the meeting is adjourned or postponed, your completed proxy form must be received by 5:00 p.m. (ET) on the second-last business day before the reconvened meeting date (Proxy Deadline). REGISTERED SHAREHOLDERS 9 • TELUS INTERNATIONAL 2022 INFORMATION CIRCULAR

If you change your mind about your vote Other ways to revoke your proxy instructions include: 1. Deliver a letter stating that you want to revoke your proxy to the registered office of the Company, to the attention of: TELUS International Chief Legal Officer and Corporate Secretary 7th Floor, 510 West Georgia Street, Vancouver, British Columbia V6B 0M3 any time up to 5:30 p.m. (ET) on May 18, 2022 or, if the meeting is adjourned or postponed, by 5:00 p.m. (ET), on the business day before the date of the reconvened meeting. 2. Any other way allowed by law. REGISTERED SHAREHOLDERS 10 • TELUS INTERNATIONAL 2022 INFORMATION CIRCULAR

You are a non-registered shareholder if your shares are registered in the name of an intermediary such as a bank, trust company, trustee, investment dealer, clearing agency or other institution. If you want to vote by proxy before the meeting You can vote in any of the following ways: Internet • By visiting the following website: proxyvote.com. Refer to your control number (shown on your form) and follow the online voting instructions. Telephone • By calling the toll-free number shown on your voting instruction form. To vote by phone, simply refer to your control number (shown on your form) and follow the instructions. • Note that you cannot appoint anyone other than Josh Blair or, failing him, Jeffrey Puritt as your proxy if you vote by phone. Mail • By completing your voting instruction form and returning it by mail or hand delivery, following the instructions on the form. If you want to attend and vote at the virtual meeting If you are a non-registered shareholder and you wish to vote at the meeting, you have to appoint yourself as a proxyholder first and then also register with Computershare. This is because the Company and Computershare do not have a record of the non-registered shareholders of the Company and, as a result, will have no knowledge of your shareholdings or entitlement to vote, unless you appoint yourself as a proxyholder. Please follow these steps: 1. To appoint yourself as proxyholder, insert your name into the appropriate space on the voting instruction form. Do not fill out your voting instructions. Follow the instructions for submitting the voting instruction form (whether by internet or mail — see above) by the appropriate deadline, as the instructions and deadline may vary depending on the intermediary. It is important that you comply with the signature and return instructions provided by your intermediary. This step must be completed before registering such proxyholder as step 2. 2. Register yourself as a proxyholder by visiting computershare.com/ TELUSInternational by 5:30 p.m. (ET) on May 18, 2022. Computershare will ask you for your proxyholder contact information and will send you a username via email shortly after this deadline. Without a username, you will not be able to attend, participate or vote at the meeting. 3. Log in online at https://web.lumiagm.com/242573416 at least 15 minutes before the meeting starts. Please check that your browser is compatible. 4. Click “Shareholder”. 5. Enter the username that was provided by Computershare. 6. Enter the password: tixt2022 (case sensitive). 7. Follow the instructions to view the meeting and vote when prompted. NON-REGISTERED SHAREHOLDERS 11 • TELUS INTERNATIONAL 2022 INFORMATION CIRCULAR

(cont.) If you are a non-registered shareholder located in the United States and you wish to appoint yourself as a proxyholder then, in addition to steps 2 to 7 above, you must first obtain a valid legal proxy from your intermediary. To do so, you should follow these steps: 1. Follow the instructions from your intermediary included with the legal proxy form and voting information forms sent to you or contact your intermediary to request a legal proxy form if you have not received one. 2. After you receive a valid legal proxy form from your intermediary, you must submit such legal proxy to Computershare. You can submit your proxy by email or by courier to: USLegalProxy@computershare.com (if by email), or Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1 (if by courier), and in both cases, it must be labelled as “Legal Proxy” and received no later than 5:30 p.m. (ET) on May 18, 2022. 3. You will receive a confirmation of your registration by email after Computershare receives your registration materials. Please note that you are required to register your appointment as a proxyholder at computershare.com/TELUSInternational as noted above. If you want to appoint a third party as proxy to attend and vote at the virtual meeting If you want to appoint someone else (other than the management appointees, Josh Blair, Chair of the Board, or, failing him, Jeffrey Puritt, President and CEO of TELUS International) as a proxy to attend, participate and vote at the meeting, you must submit your voting instruction form appointing the third party AND register the third-party proxyholder as described below. Registering your proxyholder is an additional step to be completed AFTER you have submitted your voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving a username to attend, participate or vote at the meeting. The third party you appoint as a proxyholder does not need to be a shareholder. Please follow these steps: 1. Submit your voting instruction form — To appoint a third-party proxyholder, insert the person’s name into the appropriate space on the voting instruction form. Follow the instructions for submitting the voting instruction form (whether by internet or mail — see page 10) by the appropriate deadline, as the instructions and deadline may vary depending on the intermediary. It is important that you comply with the signature and return instructions provided by your intermediary. This step must be completed before registering such proxyholder as step 2. 2. Register your proxyholder — To register a proxyholder, shareholders MUST visit computershare.com/TELUSInternational by 5:30 p.m. (ET) on May 18, 2022 and provide Computershare with the required proxyholder contact information so that Computershare may provide the proxyholder with a username via email. Without a username, proxyholders will not be able to attend, participate or vote at the meeting. NON-REGISTERED SHAREHOLDERS 12 • TELUS INTERNATIONAL 2022 INFORMATION CIRCULAR

(cont.) If you are a non-registered shareholder located in the United States, and you wish to appoint a third party as your proxyholder, you must also obtain a valid legal proxy from your intermediary. To do so, you should follow these steps: 1. Follow the instructions from your intermediary included with the legal proxy form and voting information forms sent to you or contact your intermediary to request a legal proxy form if you have not received one. 2. After you receive a valid legal proxy form from your intermediary, you must submit such legal proxy to Computershare. You can submit your proxy by email or by courier to: USLegalProxy@computershare.com (if by email), or Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1 (if by courier), and in both cases, it must be labelled as “Legal Proxy” and received no later than 5:30 p.m. (ET) on May 18, 2022. 3. You will receive a confirmation of your registration by email after Computershare receives your registration materials. Please note that you are required to register the third party’s appointment as proxyholder at computershare.com/ TELUSInternational as noted above. If you want to attend the virtual meeting as a guest Guests, including non-registered beneficial shareholders who have not duly appointed themselves as proxyholders, can log into the meeting as set out below. Guests can listen to the meeting but are not able to vote or ask questions at the meeting. • Log in online at https://web.lumiagm.com/242573416. We recommend that you log in at least 15 minutes before the meeting starts. • Click “Guest” and then complete the online form. Deadline for returning your voting instruction form Please check your voting instruction form for the specific deadline. Your intermediary will need your voting instructions sufficiently in advance of the Proxy Deadline to enable your intermediary to act on your instructions before the deadline. Typically, the deadline for non-registered shareholders is a day before the Proxy Deadline. If you change your mind about your vote For non-registered shareholders, if you have provided your voting instructions and change your mind about your vote, you can revoke your proxy or voting instructions by contacting your intermediary. If your intermediary provides the option of voting over the internet, you can change your instructions by updating your voting instructions on the website provided by your intermediary, so long as you submit your new instructions before the intermediary’s deadline. NON-REGISTERED SHAREHOLDERS How your proxyholder will vote By completing and returning a proxy, you are authorizing the person named in the proxy to attend the meeting and vote or withhold from voting your shares on each item of business that you are entitled to vote on, according to your instructions. If you have appointed Josh Blair, Chair of the Board (the Chair) or, failing him, Jeffrey Puritt, President and Chief Executive Officer (CEO) of TELUS International, (the management proxyholders) as your proxy and you do not provide them with instructions, they will vote your shares in favour of: • electing as a director (Director) each nominee listed in this information circular; and • appointing Deloitte as auditors and authorizing the Directors to fix their remuneration. 13 • TELUS INTERNATIONAL 2022 INFORMATION CIRCULAR

Your voting instructions provided by proxy give discretionary authority to the person you appoint as proxyholder to vote as they see fit on any amendment or variation to any of the matters identified in the notice of meeting on page 5 and any other matters that may properly be brought before the meeting, to the extent permitted by law, whether or not the amendment or other matter that comes before the meeting is routine and whether or not the amendment or other matter that comes before the meeting is contested. As of March 14, 2022, no Director or Executive Officer of the Company is aware of any variation, amendment or other matter to be presented for a vote at the meeting. Confidentiality All proxies are received, counted and tabulated by our transfer agent, Computershare, in a way that preserves the confidentiality of individual shareholders’ votes, except: • as necessary to meet applicable law, • in the event of a proxy contest, or • in the event a shareholder has made a written comment on the proxy. Solicitation by management Your proxy is being solicited by TELUS International management and the Company will pay for the cost of solicitation. TELUS International management will solicit proxies either by mail to your latest address shown on the register of shareholders or by electronic mail to the email address you provided. Additionally, TELUS International employees and/or agents may solicit proxies by telephone or other ways at a nominal cost to the Company. Notice and Access Canadian securities rules (Notice and Access) permit us to provide our non-registered shareholders with electronic access to the information circular and the annual report for the meeting instead of sending a paper copy. This means that the information circular and annual report are posted online for non-registered shareholders to access, rather than being mailed. Notice and Access is more environmentally friendly, as it helps reduce paper and energy use and also reduces printing and mailing costs. Non-registered shareholders will still receive forms of proxy or voting instruction forms in the mail so that they can vote their shares. However, unless a non-registered shareholder previously requested a paper copy, rather than receiving a paper copy of the circular and the annual report, they will receive a notice that has instructions on how to access and review an electronic copy of our information circular and annual report and how to request a paper copy. The notice also provides instructions on voting shares using the various voting methods provided (internet, telephone and mail). If non-registered shareholders would like to receive a paper copy of our information circular and annual report, please follow the instructions in the notice. Registered shareholders will continue to receive a paper copy of our information circular and form of proxy. Delivery of proxy materials Proxy materials are sent to registered shareholders through our transfer agent, Computershare. We do not send proxy- related material directly to non-registered shareholders. We use the services of Broadridge Investor Communication Solutions, Canada, which acts on behalf of the intermediaries, to send proxy materials to non-registered shareholders. We intend to pay intermediaries to send proxy-related materials and voting instruction forms to objecting non-registered shareholders. Voting results The voting results for each item of business at the meeting will be posted on https://www.telusinternational.com/ investors and available via https://www.sedar.com and https://www.sec.gov after the meeting. For more information Contact Computershare if you have additional questions regarding how to vote at or in advance of the meeting: • phone: 1-800-564-6253 (toll-free within North America) +1 (514) 982-7555 (outside North America) • email: service@computershare.com • online: https://www.computershare.com/service • mail: Computershare Trust Company of Canada 8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 14 • TELUS INTERNATIONAL 2022 INFORMATION CIRCULAR

ADDITIONAL INFORMATION Interest of certain persons in material transactions and related party transactions Other than as described below or elsewhere in this information circular, none of the insiders of the Company, no nominee for election as a Director and no associate or affiliate of such persons or companies has any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries. Shareholders’ agreement On February 5, 2021, we announced the closing of the Company’s initial public offering. Our subordinate voting shares began trading on the New York Stock Exchange (NYSE) and the TSX on February 3, 2021, under the symbol “TIXT”. We entered into a shareholders’ agreement with TELUS and Baring upon consummation of our initial public offering that governs the relationship among us, TELUS and Baring. We also entered into a registration rights agreement with TELUS and Baring immediately before the completion of our initial public offering, pursuant to which we agreed to provide TELUS or Baring with certain demand and piggyback registration rights that require us to use commercially reasonable efforts to effect the registration under applicable federal, state and provincial securities laws, in either Canada or the United States, of any of our subordinate voting shares held by TELUS or Baring. We amended the registration rights agreement to provide Jeffrey Puritt, our President and Chief Executive Officer, with certain registration rights. A summary of the terms of the shareholders’ agreement and registration rights agreement is described under “Corporate Governance” and under the heading “Related Party Transactions — Our Relationship with TELUS and Baring” in our annual report on Form 20-F which is available through https://www.sedar.com and https://www.sec.gov and which disclosure is specifically incorporated by reference and forms an integral part of this circular. The audit committee (Audit Committee) of the Board of Directors is mandated with reviewing any related party transactions that arise involving a Director or senior officer of TELUS International, and to approve any procedures that should be adopted in connection therewith. Agreements with TELUS In connection with the initial public offering, we and TELUS also entered into certain intercompany agreements to provide a framework for our relationship and to provide for services that we and TELUS will receive and provide from and to the other. In addition, TELUS is a lender under the Company’s senior secured credit agreement. A summary of the terms of each intercompany agreement is described under the heading “Related Party Transactions — Our Relationship with TELUS” in our annual report on Form 20-F which is available through https://www.sedar.com and https://www.sec.gov and which disclosure is specifically incorporated by reference and forms an integral part of this circular. Additional matters and information All financial information is reported in U.S. dollars unless otherwise specified. Additional financial information is contained in TELUS International’s annual report on Form 20-F and the audited consolidated financial statements of the Company for the year ended December 31, 2021, and management’s discussion and analysis thereof. These documents are available upon request to TELUS International Law & Governance, 7th Floor, 510 West Georgia Street, Vancouver, British Columbia, V6B 0M3. TELUS International’s public documents are also available through sedar.com and sec.gov. Unless otherwise indicated, the information provided in this circular is as of March 14, 2022. Indebtedness of directors and officers No Director or officer (Officer) of the Company or proposed nominee for election as a Director, or any associate thereof, is or has at any time since the beginning of the preceding three financial years been indebted to the Company or its subsidiaries. 15 • TELUS INTERNATIONAL 2022 INFORMATION CIRCULAR

BUSINESS OF THE MEETING Audited consolidated financial statements The audited consolidated financial statements for the year ended December 31, 2021 and the accompanying management’s discussion and analysis, are contained in the TELUS International 2021 annual report on Form 20-F, which is available through https://www.sedar.com and https://www.sec.gov. You may also obtain a copy upon request to TELUS International’s Chief Legal Officer, 7th Floor, 510 West Georgia Street, Vancouver, British Columbia V6B 0M3. Election of directors General The Board has fixed the number of Directors at eleven in accordance with the articles of the Company (Articles). We believe the size of the Board is optimal to enable us to leverage the diversity of skills, experience and background necessary to effectively serve the Company and to form effective committees of the Board (Committees). At the meeting, we will ask you to vote for the election of the eleven nominees proposed by the Company as Directors. See pages 18 to 29 for biographical and other relevant information about all of the nominees. Since our 2021 annual meeting of shareholders, we have added Carolyn Slaski and Sandra Stuart to the Board, each of whom is standing for election at the annual meeting of shareholders. In addition, Darren Entwistle is also being proposed for election at the meeting. Each shareholder will be entitled to vote for, or withhold their votes from, the election of each director. Josh Blair, the Chair of the Board, or failing him, Jeffrey Puritt, our President and Chief Executive Officer, have been named in the proxy as proxyholders (management proxyholders), and they intend to vote FOR the election of all eleven nominees whose names and profiles are set forth on pages 18 to 29, except in relation to shares held by a shareholder who instructs otherwise. Our majority voting policy applies to uncontested Director elections. Under this policy, if a nominee for election as a Director does not receive a greater number of votes “for” than votes “withheld” with respect to his or her election by shareholders, then the nominee shall promptly tender his or her resignation to the Chair following the meeting of shareholders at which the matter of the election of the Director was brought forth. The Governance and Nominating Committee will consider such offer to resign and make a recommendation to our Board whether or not to accept it. In its deliberations, the Governance and Nominating Committee will consider any stated reasons why shareholders “withheld” votes from the election of that Director, the length of service and the qualifications of the Director, the Director’s contributions to our company, the effect such resignation may have on our ability to comply with any applicable governance rules and policies and the dynamics of the Board and any other factors that the Governance and Nominating Committee considers relevant. Our Board will act on the Governance and Nominating Committee’s recommendation within 90 days following the applicable meeting of shareholders and announce its decision in a press release, after considering the factors considered by the Governance and Nominating Committee and any other factors that the Board considers relevant. Our Board will accept a resignation except in situations where extenuating circumstances would warrant the Director to continue to serve on the Board. Our majority voting policy will apply for uncontested Director elections, being elections in which the number of nominees for election as a Director is the same as the number of Directors to be elected. Our majority voting policy is included in our TELUS International Board Policy Manual (Board Policy Manual), which can be downloaded at https://www.telusinternational.com/investors/ governance. We believe that all eleven nominees are able to serve as Directors. Unless their office is vacated in accordance with applicable law or the Articles, each Director elected at the meeting will hold office from the date of their election until the next annual meeting or until his or her successor is elected or appointed. Advance notice Our Articles contain an advance notice requirement for Director nominations. These requirements are intended to: (i) facilitate orderly and efficient annual general meetings or, where the need arises, special meetings; (ii) ensure that all shareholders receive adequate notice of Board nominations and sufficient information with respect to all nominees; and (iii) allow shareholders to register an informed vote. Shareholders who wish to nominate candidates for election as Directors must provide timely notice in writing to Michel E. Belec, Chief Legal Officer and Corporate Secretary, 7th Floor, 510 West Georgia Street, Vancouver, British Columbia V6B 0M3, and include the information set forth in our Articles. The notice must be made not less than 30 days before the date of the meeting, namely by April 20, 2022. See our Articles, available through https://www.sedar.com and https://www.sec.gov and on https://www.telusinternational.com/investors/governance. The Board recommends you vote FOR the election of each nominated Director. 16 • TELUS INTERNATIONAL 2022 INFORMATION CIRCULAR

Appointment of auditors Deloitte have been our external auditors since 2016 and reports directly to the Audit Committee. Upon the recommendation of the Audit Committee and the Board, shareholders will be asked at the meeting to approve the appointment of Deloitte as auditors and authorize the Directors to fix the auditors’ remuneration for the ensuing year. The management proxyholders intend to vote FOR the appointment of Deloitte as auditors of the Company, except in relation to shares held by a shareholder who instructs otherwise. Summary of billings and services by the external auditors for 2021 and 2020 Fees billed for services provided by Deloitte for 2021 and 2020 are as follows: Type of work 2021 2020 ($) % ($) % Audit fees(1) $ 2,645,000 64.8 $ 1,980,000 52.6 Audit-related fees(2) 1,068,241 26.2 1,502,303 40.0 Tax fees(3) 294,300 7.2 281,155 7.5 All other fees(4) 71,255 1.7 — — Total(5) $ 4,078,796 100.0 $ 3,763,458 100.0 (1) Includes fees for audit services billed in relation to our annual, interim and statutory financial statements and related regulatory filings. (2) Includes fees for assurance services related to our initial public offering and attest services for information systems. (3) Includes fees related to tax compliance, tax advice and tax planning. (4) Includes fees for services rendered by Deloitte not included above. (5) Sum of percentage may not total 100 per cent due to rounding. The Board recommends you vote FOR appointing Deloitte as our auditors until the next annual meeting and authorizing the Directors to fix Deloitte’s remuneration. Note on say on pay The first year following our initial public offering has been a time of transition and growth. Part of that transition has been the addition of new independent Directors to the Board and its Committees, including the Company’s human resources committee of the Board (Human Resources Committee). To provide the now majority-independent Human Resources Committee an opportunity to examine and formulate its approach to executive compensation, we have decided to forgo an advisory say on pay vote at this meeting. For additional information on how TELUS International engages with its shareholders, see “Shareholder engagement” on page 47. 17 • TELUS INTERNATIONAL 2022 INFORMATION CIRCULAR

2021 voting results The following matters were voted on at the 2021 annual meeting of shareholders held on May 27, 2021. Each of the matters voted on is more fully described in TELUS International’s management information circular dated April 9, 2021.Each of the following eight nominees was elected as a Director. The votes cast for each nominee were as follows: Director Votes For % of Votes For Votes Withheld % of Votes Withheld Josh Blair (Chair) 2,160,983,628 99.63% 8,105,467 0.37% Olin Anton 2,169,070,232 100.00% 18,863 0.00% Kenneth Cheong 2,160,982,789 99.63% 8,106,306 0.37% Doug French 2,160,999,384 99.63% 8,089,711 0.37% Tony Geheran 2,151,332,437 99.18% 17,756,658 0.82% Stephen Lewis 2,159,438,117 99.56% 9,650,978 0.44% Sue Paish 2,169,069,672 100.00% 19,423 0.00% Jeffrey Puritt 2,161,875,007 99.67% 7,214,088 0.33% Deloitte was appointed as the Company’s auditors and the Directors were authorized to fix the auditors’ remuneration for the ensuing year. The votes were cast as follows: Votes For % of Votes For Votes Withheld % of Votes Withheld 2,170,212,887 100.00% 26,331 0.00% 18 • TELUS INTERNATIONAL 2022 INFORMATION CIRCULAR

ABOUT OUR NOMINATED DIRECTORS Independence We have elected to be treated as a “controlled company” under the listing requirements of the NYSE because more than 50 per cent of the combined voting power of our multiple voting shares and subordinate voting shares is held by TELUS. We intend to rely upon the “controlled company” exemption relating to the Board of Directors and committee independence requirements under the NYSE listing requirements until we are no longer eligible or until we determine otherwise. Pursuant to this exemption, we are exempt from, among other things, the listing requirements that would otherwise require that our Board consist of a majority of independent Directors and that our Human Resources Committee and Governance and Nominating Committee be composed entirely of independent Directors. The “controlled company” exemption does not modify the independence requirements for the Audit Committee, and we comply with the requirements of the Exchange Act, the NYSE listing requirements and applicable Canadian securities laws, which require that our Audit Committee consist exclusively of independent Directors within one year following the effective date of the registration statement relating to the initial public offering, which was February 3, 2021. As of January 21, 2022, our Audit Committee was composed solely of independent Directors. Since our 2021 annual meeting of shareholders, we have added two new Directors to the Board, Carolyn Slaski and Sandra Stuart, each of whom is an “independent director” as defined in the NYSE listing requirements and National Instrument 58-101 — Disclosure of Corporate Governance Guidelines (NI 58-101) and are standing for reelection. At the meeting, there are eleven Directors proposed for election to the Board. In accordance with our independence criteria (as detailed on page 41), four of the eleven Directors proposed for election to the Board are independent. Olin Anton, Sue Paish, Carolyn Slaski and Sandra Stuart are each an “independent director” as defined in the NYSE listing requirements and NI 58-101. Jeffrey Puritt is not considered an independent Director as he is our President and CEO. Josh Blair, the Chair of the Board, is not considered an independent Director as he was an employee of TELUS until December 31, 2020. In addition, Darren Entwistle, our new nominee Director, Doug French, Tony Geheran and Stephen Lewis are not considered independent Directors as they are employees of TELUS, while Kenneth Cheong is not considered an independent Director as he is affiliated with Baring. Diversity and inclusion We are committed to fostering an environment that is diverse and inclusive and facilitates a broad range of perspectives. We recognize the importance and benefit of having a Board of Directors and senior management comprised of highly qualified individuals who reflect the communities where we live and work and the clients we serve. As part of our onboarding practices for our Board members, we provide materials outlining our caring culture that highlight the community-oriented focus of our business. Additionally, our Board receives regular reporting on respectful workplace and integrity initiatives and, should they arise within our business, any significant incidents. We adopted a formal Board diversity policy providing that the Governance and Nominating Committee shall consider diversity criteria, such as gender, age, ethnicity/aboriginal status and geographic background in recommending Director nominees to the Board, which we applied in connection with the Director search efforts that we undertook as part of planned increases to the size of the Board. Prior to our 2023 annual general meeting and thereafter, we will seek to attain a Board composition in which at least 30 per cent of our Board members are women. In addition and over time, we aspire our Board to achieve greater geographic, age and ethnic diversity. We have also authorized the Governance and Nominating Committee to engage qualified independent external advisors to search for candidates that help achieve these diversity objectives. At the time of this proxy circular, four of our eleven nominees, representing 36 per cent of the nominees, self- identify as diverse - three nominees are women, representing 27 per cent of the nominees, and one nominee member is a visible minority, representing 9 per cent of the nominees. All three women were appointed to our Board in 2021 and we expect to add an additional woman to the Board prior to our 2023 annual general meeting. We believe the promotion of diversity is best served through careful consideration of all of the knowledge, experience, skills and backgrounds of each candidate for Director in light of the needs of the Board without focusing on a single diversity characteristic. When assessing the composition of the Board, a principal focus is expected to be on ensuring the Board has the diverse experiences, skills and backgrounds needed to oversee our Company and the Company will take a balanced approach when considering the extent to which personal characteristics are taken into account. Our Board Diversity Policy is included in our Board Policy Manual, which can be accessed at: https://www.telusinternational.com/investors/governance. 19 • TELUS INTERNATIONAL 2022 INFORMATION CIRCULAR

Director profiles The following section provides detailed information on each person nominated for election as Director. The Directors are elected by the shareholders at each annual general meeting of shareholders, and all Directors hold office for a term expiring at the close of the next annual shareholders meeting or until their respective successors are elected or appointed. There are three new directors nominated for election that were not included in our 2021 information circular; they are Darren Entwistle, Carolyn Slaski and Sandra Stuart. Their skills, experience and qualifications, along with the other director nominees, should heighten the effectiveness of our Board, as should the establishment of the Chair and vice-chair of the Board (Vice-Chair) roles. Following their election at the annual general meeting, Messrs. Entwistle and Blair are expected to be appointed to the Chair and Vice-Chair roles respectively. While full details can be found within each of the biographies the follow, here is a summary of the skills, experience and qualifications of each person nominated for election as Director: Director share ownership According to our Board Policy Manual, each independent Director will be required to attain a level of share ownership of at least five times their annual cash retainer for Board membership by the later of five years from the Company’s initial public offering or their initial appointment or election to the Board. Each TELUS-employed Director is required to attain a level of share ownership of at least $400,000 (in the currency of their residence). Shares and deferred share units will count toward the ownership guidelines. Information on share ownership has been provided on all nominees for Director, including the extent to which a non-independent Director would comply if the ownership requirements applied. We determined the total market value of securities held as of the date of this circular by multiplying the number of subordinate voting shares or deferred share units held by a Director by $22.34, which was the closing share price on the NYSE on March 14, 2022, and using a CAD to USD conversion rate of $0.78, which was the exchange rate on March 14, 2022. 20 • TELUS INTERNATIONAL 2022 INFORMATION CIRCULAR

Olin Anton



British Columbia, Canada
Director since: 2021
Age: 69
Independent

TELUS International Committees:
Audit Committee (chair)
Human Resources Committee[(1)]

Areas of expertise:
- Corporate development
- Finance and accounting
- Information technology and information management
- Risk management
- Senior executive/strategic leadership

Olin Anton joined the Board of Directors on January 19, 2021, served as a member of the Human Resources Committee[(1)] in 2021 and currently serves as chair of the Audit Committee. Mr. Anton spent his career in professional practice as a Chartered Accountant and laterally as a Chartered Professional Accountant, CA. He was previously a partner at Deloitte LLP from 2002 to 2016, where he served as head of the British Columbia audit practice starting in 2013, managing partner of the Vancouver office from 2012 to 2013 and head of the Vancouver audit function from 2004 to 2012. Mr. Anton retired from Deloitte LLP in 2016. Mr. Anton began his career at Arthur Andersen LLP, where he joined in 1976, became a partner in 1988 and served as head of its audit practice until 2002 when he joined Deloitte LLP. Mr. Anton holds Bachelor of Science and Bachelor of Commerce degrees from the University of Saskatchewan. He is a Fellow Chartered Professional Accountant and a U.S. Certified Public Accountant.

Board and Committee attendance record in 2021

	Attendance	Overall
Board	**13/13**	**100%**
Committees	**12/12**	**100%**
Audit Committee	8/8	100%
Human Resources Committee[(1)]	4/4	100%

Current public board directorships
None

Past public board directorships (2016 to 2021)
None

Securities held and total market value as of March 14, 2022[(2)]

Subordinate voting shares	6,112
Deferred share units	–
Total market value of securities	$136,542.08
Meets share ownership target	On Track (2x)

* Pursuant to the Board Policy Manual, each independent Director is required to attain a level of share ownership of at least five times their annual cash retainer for Board membership by the later of five years from the Company's initial public offering or their initial appointment or election to the Board. For Mr. Anton, the required total market value of securities to be attained within that five-year period is CAD$400,000.

1 Mr. Anton served on the Human Resources Committee up to and including July 26, 2021.
2 Mr. Anton holds restricted share units. Only subordinate voting shares and deferred share units count towards fulfilment of his share ownership guidelines.

21 • TELUS INTERNATIONAL 2022 INFORMATION CIRCULAR

Josh Blair (Chair)



British Columbia, Canada
Director since: 2016
Age: 48
Not Independent

TELUS International Committees:
Human Resources Committee (chair)

Areas of expertise:
- Customer experience
- Governance
- Human resources management/executive compensation
- Industry knowledge and experience
- Information technology and information management
- Senior executive/strategic leadership

Josh Blair was elected to the Board of Directors on June 1, 2016 and serves as Chair of both the Board and of the Human Resources Committee. Mr. Blair is a Co-Founder and the CEO of Impro.AI, a high-tech company that is enabling the benefits of executive coaching to be brought to employees at all levels of organizations on an affordable, effective and global basis. He also serves as the Nominating, Governance and Compensation Chair for Neighbourly Pharmacies Inc. (TSX: NBLY). Additionally, Mr. Blair is a Partner at Esplanade Ventures, a venture capital firm focused on the health technology market. From 1995 through 2019, Mr. Blair served in increasingly senior leadership roles at TELUS Corporation, including as Group President from 2014 to 2019 overseeing TELUS International, TELUS Health, TELUS Business, TELUS Agriculture and TELUS Ventures. Mr. Blair holds a Bachelor's Degree in Electrical Engineering from the University of Victoria and also completed the Executive Program at the Smith School of Business at Queen's University. In 2021, the University of Victoria awarded Mr. Blair an honorary doctorate in recognition of his career achievements as well as his community contributions.

Board and Committee attendance record in 2021

	Attendance	Overall
Board	**13/13**	**100%**
Committees	**5/5**	**100%**
Human Resources Committee	5/5	100%

Current public board directorships	Past public board directorships (2016 to 2021)
Neighbourly Pharmacies Inc. Carebook Technologies Inc.	None

Securities held and total market value as of March 14, 2022[1]	
Subordinate voting shares	59,034
Deferred share units	–
Total market value of securities	$1,318,819.56
Meets share ownership target	Yes (9x)*

* Pursuant to the Board Policy Manual, as the Chair, Mr. Blair is required to attain a level of share ownership of at least five times his annual cash retainer for Board membership by the later of five years from the Company's initial public offering or his initial appointment or election to the Board. For Mr. Blair, the required total market value of securities to be attained within that five-year period is CAD$750,000.

1 Mr. Blair holds restricted share units. Only subordinate voting shares and deferred share units count towards fulfilment of his share ownership guidelines.

22 • TELUS INTERNATIONAL 2022 INFORMATION CIRCULAR

Kenneth Cheong



Singapore
Age: 53
Director since: 2016
Not independent

TELUS International Committees:
Audit Committee[1]
Human Resources Committee[2]

Areas of expertise:
- Corporate development
- Information technology and information management
- International experience
- Risk management
- Senior executive/strategic leadership

Kenneth Cheong was elected to the Board of Directors on June 1, 2016 and served on both the Audit Committee[1] and Human Resources Committee[2] in 2021. Mr. Cheong is currently a Managing Director of Baring Private Equity Asia, where he joined in 1998. Prior to his time at Baring Private Equity Asia, Mr. Cheong served as Manager at Barclays de Zoete Wedd, where he joined in 1995 and remained until 1998, and Assistant Treasurer at DBS Bank, where he joined in 1992 and remained until 1995. Mr. Cheong holds a Bachelor of Science degree from the London School of Economics and Political Science.

Board and Committee attendance record in 2021

	Attendance	Overall
Board	**13/13**	**100%**
Committees	**7/7**	**100%**
Audit Committee[1]	4/4	100%
Human Resources Committee[2]	3/3	100%

Current public board directorships	Past public board directorships (2016 to 2021)
Coforge Ltd.	Interplex Holdings Ltd PT Toba Bara Sejahta TBK

Securities held and total market value as of March 14, 2022	
Subordinate voting shares	–
Deferred share units	–
Total market value of securities	–
Meets share ownership target	N/A *

* As an employee of Baring Private Equity Asia Pte Ltd (a Baring affiliate), Mr. Cheong is not permitted to directly own shares of portfolio companies in Baring sponsored funds. A Baring affiliate holds 53,427,857 multiple voting shares, representing a 20.1 per cent equity interest and 25.9 per cent voting interest in TELUS International.

1 Mr. Cheong served on the Audit Committee up to and including May 6, 2021.
2 Mr. Cheong served on the Human Resources Committee up to and including May 4, 2021.

23 • TELUS INTERNATIONAL 2022 INFORMATION CIRCULAR

Darren Entwistle



British Columbia, Canada

Director since: new nominee[(1)]

Age: 59

Not Independent

TELUS International Committees:
N/A

Areas of expertise:

- Corporate development
- Corporate social responsibility
- Customer experience
- Governance
- Industry knowledge and experience
- Information technology and information management
- Senior executive/strategic leadership

Board and Committee attendance record in 2021[(1)]

	Attendance	Overall
Board	**N/A**	**N/A**
Committees	**N/A**	**N/A**

Current public board directorships	**Past public board directorships (2016 to 2021)**
TELUS Corporation	George Weston Limited

Securities held and total market value as of March 14, 2022

Subordinate voting shares	29,700
Deferred share units	–
Total market value of securities	$663,498.00
Meets share ownership target	N/A *

* As a new director nominee, Mr. Entwistle is not yet subject to the share ownership guidelines. As a TELUS-employed Director, Mr. Entwistle would be required to attain a level of share ownership of at least CAD$400,000 within five years of his initial appointment or election to the Board. Mr. Entwistle, at his own request, will not receive any cash retainer or equity awards for serving on the Board if he is elected. Despite this, Mr. Entwistle's share ownership far exceeds the ownership requirements.

Darren Entwistle joined TELUS in 2000 as President and CEO and, alongside the leadership team, has guided TELUS' evolution from a regional telephone company into a global data and wireless leader with a track record of driving world-leading results for its customers, communities and shareholders. Over the past 20 years, TELUS generated a total shareholder return of 1,111 per cent, 733 points higher than the return for the S&P/TSX Composite Index of 378 per cent. Moreover, over the past five, 10 and 15 years, TELUS has surpassed the TSX return by an average of 87per cent. Over the course of the past 22 years, the TELUS brand has increased in value from a few hundred million dollars to $10.1 billion today. In addition, at the start of 2022, TELUS had an enterprise value of $57 billion – a five-fold increase since 2000 – as well as nearly 17 million customer connections across its diverse service offerings, representing growth of 286 per cent over the past two-plus decades. Notably, the TELUS team has entrenched a customers first culture throughout the organization, which has contributed to consistently leading customer loyalty rates across its peer group on a worldwide basis. The same focus has led to TELUS repeatedly earning global recognition in respect of speed, coverage and reliability for its world-leading networks. The team's commitment to championing TELUS' social purpose has driven globally leading engagement levels, including inspiring the TELUS family to gift $900 million in cash, in-kind contributions, time and programs and 1.8 million days of volunteerism since 2000 to create stronger communities. As a result, TELUS has been recognized as the most philanthropic company in the world, as well as the global leader in social capitalism. Darren holds a Bachelor of Economics (Honours) from Concordia University in Montreal, an MBA (Finance) from McGill University and a Diploma in Network Engineering from the University of Toronto. He has also received Honorary Doctorates of Law from McGill University, Concordia University, the University of Alberta and the University of Victoria, and has an Honorary Degree in Business Administration from the Northern Alberta Institute of Technology. Darren sits on the Principal's International Advisory Board at McGill, is an Honorary Fellow of the Royal Conservatory and is a Member of the Order of Canada.

1 Mr. Entwistle is a new Director nominee. He did not serve on the Board in 2021 and, if elected, will commence serving on the Board following the 2022 annual general meeting.

24 • TELUS INTERNATIONAL **2022 INFORMATION CIRCULAR**

Doug French



Ontario, Canada
Age: 56
Director since: 2020
Not Independent

TELUS International Committees:
Audit Committee(1)

Areas of expertise:
- Finance and accounting
- Governance
- Information technology and information management
- Risk management
- Senior executive/strategic leadership

Doug French was elected to the Board of Directors on September 23, 2020. Since 1996, Mr. French has held increasingly senior roles at TELUS, culminating in his appointment as Executive Vice-president and Chief Financial Officer in May 2016. Doug leads a team of over 1200 professionals across a diverse portfolio that includes Finance and Corporate Development, Real Estate, Procurement, Legal, Governance and Sustainability, and has played a pivotal role in every transformational event that has shaped TELUS into the world-leading, purpose driven technology company it is today. He is also a proud member and the Global Executive Sponsor of Spectrum, TELUS' resource group for LGBTQ+ team members. Mr. French began his career as a Chartered Professional Accountant at Ernst and Young, before joining Clearnet, a predecessor company to TELUS. He holds a Bachelor of Arts (Honours), Commerce and Economics from the University of Toronto. Mr. French was appointed Fellow of the Chartered Professional Accountants of Ontario in 2017, and is a member of the International Accounting Standards Board's Global Preparers Advisory Forum and the Prince's Accounting for Sustainability Project.

Board and Committee attendance record in 2021

	Attendance	Overall
Board	**13/13**	**100%**
Committees	**8/8**	**100%**
Audit Committee[1]	8/8	100%

Current public board directorships
None

Past public board directorships (2016 to 2021)
None

Securities held and total market value as of March 14, 2022(2)	
Subordinate voting shares	7,000
Deferred share units	–
Total market value of securities	$156,380.00
Meets share ownership target	On Track (2x) *

* Pursuant to the Board Policy Manual, each TELUS-employed Director is required to attain a level of share ownership of at least CAD$400,000 by the later of five years from the Company's initial public offering or their initial appointment or election to the Board.

1 Mr. French served on the Audit Committee for 2021 and then continued in that role up to and including January 21, 2022.
2 Mr. French holds restricted share units. Only subordinate voting shares and deferred share units count towards fulfilment of his share ownership guidelines.

25 • TELUS INTERNATIONAL 2022 INFORMATION CIRCULAR

Tony Geheran British Columbia, Canada Director since: 2020 Age: 59 Not Independent TELUS International Committees: Governance and Nominating Committee (chair) Areas of expertise: • Customer experience • Governance • Industry knowledge and experience • Information technology and information management • Senior executive/strategic leadership Tony Geheran was elected to the Board of Directors on May 13, 2020 and serves as the chair of the Governance and Nominating Committee. He is currently Executive Vice-president and Chief Operations Officer of TELUS, a position he has held since 2021. He previously held increasingly senior leadership roles at TELUS beginning in 2001, including Senior Vice President from 2013 to 2015, Executive Vice- president and President of Broadband Networks at TELUS from 2015 to 2018, and Executive Vice-president and Chief Customer Officer from 2018 to 2021. Prior to joining TELUS, Mr. Geheran worked at Cable and Wireless Ireland and Cable and Wireless Communications. He holds a Diploma in Professional Marketing from the Cranfield School of Management, a Certificate in Business Administration from The Open University and received his Professional Qualifications in Mechanical and Electrical Engineering while serving in the Royal Navy. Board and Committee attendance record in 2021 Attendance Overall Board 12/13 92% Committees 3/3 100% Governance & Nominating Committee 3/3 100% Current public board directorships None Past public board directorships (2016 to 2021) None Securities held and total market value as of March 14, 2022(1) Subordinate voting shares 20,000 Deferred share units – Total market value of securities $446,800.00 Meets share ownership target Yes (6x) * * Pursuant to the Board Policy Manual, each TELUS-employed Director is required to attain a level of share ownership of at least CAD$400,000 by the later of five years from the Company’s initial public offering or their initial appointment or election to the Board. 1 Mr. Geheran holds restricted share units. Only subordinate voting shares and deferred share units count towards fulfilment of his share ownership guidelines. 26 • TELUS INTERNATIONAL 2022 INFORMATION CIRCULAR

Stephen Lewis British Columbia, Canada Director since: 2016 Age: 57 Not Independent TELUS International Committees: Governance and Nominating Committee Areas of expertise: • Corporate development • Finance and accounting • Information technology and information management • Risk management • Senior executive/strategic leadership Stephen Lewis was elected to the Board of Directors on June 1, 2016 and is a member of the Governance and Nominating Committee. He joined TELUS in 1997, serving in a variety of roles including Vice President of Corporate Strategy and Business Development. Since March 2015, he has served as Senior Vice President and Treasurer of TELUS, responsible also for Corporate Development, Pension Investments and Investor Relations. Mr. Lewis formerly served as a consultant at Deloitte Touche Tohmatsu Limited from 1994 to 1997 and an account manager at the Royal Bank of Canada from 1988 to 1992. He holds a Business Degree from Ivey Business School and a Master of Business Administration from INSEAD. He is a Chartered Financial Analyst charter holder. Board and Committee attendance record in 2021 Attendance Overall Board 13/13 100% Committees 3/3 100% Governance & Nominating Committee 3/3 100% Current public board directorships None Past public board directorships (2016 to 2021) None Securities held and total market value as of March 14, 2022(1) Subordinate voting shares 4,000 Deferred share units – Total market value of securities $89,360.00 Meets share ownership target On Track (1x) * * Pursuant to the Board Policy Manual, each TELUS-employed Director is required to attain a level of share ownership of at least CAD$400,000 by the later of five years from the Company’s initial public offering or their initial appointment or election to the Board. 1 Mr. Lewis holds restricted share units. Only subordinate voting shares and deferred share units count towards fulfilment of his share ownership guidelines. 27 • TELUS INTERNATIONAL 2022 INFORMATION CIRCULAR

Sue Paish

British Columbia, Canada
Age: 63
Director since: 2021
Independent

TELUS International Committees:
Audit Committee[1]
Human Resources Committee[2]
Governance and Nominating Committee



Areas of expertise:
- Governance
- Human resources management/executive compensation
- Industry knowledge and experience
- Information technology and information management
- Senior executive/strategic leadership

Sue Paish was elected to the Board of Directors on May 2, 2021, served as a member of the Audit Committee in 2021[1] and is currently a member of both the Governance and Nominating and the Human Resources Committees.[2] Ms. Paish is a Corporate Director and is currently Chief Executive Officer of Digital Technology Supercluster, a position she has held since 2018. She is Chair of the Board of the CORIX Group of Companies and serves on the Boards of Canexia Health and Own the Podium. She is the past Chair of the Board of the Business Council of British Columbia and the Vancouver Board of Trade. Ms. Paish served as Corporate Director and then as President and CEO of LifeLabs Medical Laboratory Services from 2008 to 2017 and also as Corporate Director and CEO of Pharmasave Drugs (National) Ltd. from 2004 until 2012. She has previously also served as Managing Partner of the law firm, Fasken, from 2000 - 2006 and practiced law at the firm from 1983 to 2006. She holds a Bachelor of Commerce and a Bachelor of Laws from The University of British Columbia.

Board and Committee attendance record in 2021

	Attendance	Overall
Board	**13/13**	**100%**
Committees	**6/8**	**75%**
Audit Committee[1]	3/4	75%
Governance & Nominating Committee	2/3	67%
Human Resources Committee[2]	1/1	100%

Current public board directorships	Past public board directorships (2016 to 2021)
None	None

Securities held and total market value as of March 14, 2022[3]	
Subordinate voting shares	—
Deferred share units	–
Total market value of securities	—
Meets share ownership target	On Track *

* As a new Director, Ms. Paish is on track to meet the share ownership target as a result of restricted share units vesting to her prior to the one-year anniversary of her appointment to the Board. Pursuant to the Board Policy Manual, each independent Director is required to attain a level of share ownership of at least five times their annual cash retainer for Board membership by the later of five years from the Company's initial public offering or their initial appointment or election to the Board. For Ms. Paish, the required total market value of securities to be attained within that five-year period is CAD$400,000.

1 Ms. Paish served on the Audit Committee from May 4, 2021 up to and including July 29, 2021.
2 Ms. Paish has served on the Human Resources Committee since November 1, 2021.
3 Ms. Paish holds restricted share units. Only subordinate voting shares and deferred share units count towards fulfilment of her share ownership guidelines.

28 • TELUS INTERNATIONAL 2022 INFORMATION CIRCULAR

Jeffrey Puritt



Nevada, United States
Director since: 2016
Age: 58
Not Independent

TELUS International Committees:
N/A

Areas of expertise:
- Corporate development
- Customer experience
- Finance and accounting
- Industry knowledge and experience
- Information technology and information management
- Senior executive/strategic leadership

Jeffrey Puritt has served as our President and Chief Executive Officer since 2016, when he also became a member of our Board of Directors and Executive Vice-President of TELUS. Mr. Puritt joined TELUS in 2001, in progressively senior leadership positions across Finance and Administration, IP Applications Business Development, New Product and Service Development, Ventures and Mergers and Acquisitions. Mr. Puritt has led TELUS International since 2008. Mr. Puritt was named "Executive of the Year" at International Business Awards (Stevie Awards) for 2016. Mr. Puritt was raised in Tanzania, where he spoke Swahili before learning English. His upbringing influenced his worldview and commitment to greater social justice, and he is proud to lead and participate in TELUS International's global corporate social responsibility efforts. Mr. Puritt serves on the board of directors for AGS Health, a private, analytics driven, technology-enabled revenue cycle management company that provides medical billing, medical coding and business analytics services to healthcare providers in the United States. He also served as the honorary chair for a not-for-profit organization that has pioneered the integration of youth with disabilities into the mainstream of society, from 2011 to 2016. Mr. Puritt holds a Bachelor of Arts degree from York University and a Bachelor of Laws degree from Osgoode Hall Law School.

Board and Committee attendance record in 2021

	Attendance	Overall
Board	13/13	100%
Committees	N/A	N/A

Current public board directorships	Past public board directorships (2016 to 2021)
None	None

Securities held and total market value as of March 14, 2022[1]

Subordinate voting shares	309,002
Deferred share units	–
Total market value of securities	$6,903,105.00
Meets share ownership target	Yes *

* Pursuant to the Board Policy Manual, each Director is required to attain a certain level of share ownership by the later of five years from the Company's initial public offering or their initial appointment or election to the Board. However, ownership requirements applicable to Mr. Puritt in his capacity as a Director are not incremental to the ownership requirements applicable to him in his capacity as an Executive Officer. Mr. Puritt is required to meet the higher of these obligations, which are those associated with his position as an Executive Officer and represent 7x his base salary. Mr. Puritt currently exceeds the share ownership requirements and, as a consequence, those applicable to a Director.

1 Mr. Puritt holds options and restricted share units that were granted to him in his capacity as an Executive Officer. He holds 309,002 SVS and 2,138,505 vested but not exercised options, consisting of 2,096,582 2016 Special Options and 41,923 options. Only subordinate voting shares and deferred share units count towards fulfillment of his share ownership guidelines. For additional information on Mr. Puritt's options, please see "Outstanding equity awards at fiscal year-end".

29 • TELUS INTERNATIONAL 2022 INFORMATION CIRCULAR

Carolyn Slaski



Florida, United States
Age: 59
Director since: 2021
Independent

TELUS International Committees:
Audit Committee[1]
Human Resources Committee[2]

Areas of expertise:

- Finance and accounting
- Human resources management/executive compensation
- Information technology and information management
- Risk management
- Senior executive/strategic leadership

Carolyn Slaski was elected to the Board of Directors on July 2, 2021 and is a member of both the Audit Committee[1] and Human Resources Committee.[2] Prior to her retirement from EY LLP, Carolyn served as the Americas and US Vice-Chair of Talent from 2015 to 2021. Previously, Ms. Slaski was a Senior Audit Partner from 1984-2021 and, during that time, also served as the East Region Assurance Managing Partner from 2013 to 2015, New Jersey Office Managing Partner and Market Segment Leader from 2010-2013 and European Client Service Partner and Capital Markets Leader from 2002 to 2005. Ms. Slaski holds a Bachelor of Arts in Economics (Honors) from Rutgers University, a Certified Public Accountant certification and has completed EY's Strategic Leadership Program by Harvard University.

Board and Committee attendance record in 2021

	Attendance	Overall
Board	**13/13**	**100%**
Committees	**6/6**	**100%**
Audit Committee[1]	4/4	100%
Human Resources Committee[2]	2/2	100%

Current public board directorships	Past public board directorships (2016 to 2021)
None	None

Securities held and total market value as of March 14, 2022[3]	
Subordinate voting shares	7,000
Deferred share units	–
Total market value of securities	$156,380.00
Meets share ownership target	On Track*

* As a new Director, Ms. Slaski is on track to meet the share ownership target as a result of restricted share units vesting to her prior to the one-year anniversary of her appointment to the Board. Pursuant to the Board Policy Manual, each independent Director is required to attain a level of share ownership of at least five times their annual cash retainer for Board membership by the later of five years from the Company's initial public offering or their initial appointment or election to the Board. For Ms. Slaksi, the required total market value of securities to be attained within that five-year period is $400,000.

1 Ms. Slaski has served on the Audit Committee since July 5, 2021.
2 Ms. Slaski has served on the Human Resources Committee since July 5, 2021.
3 Ms. Slaski holds restricted share units. Only subordinate voting shares and deferred share units count towards fulfilment of her share ownership.

30 • TELUS INTERNATIONAL 2022 INFORMATION CIRCULAR

Sandra Stuart



British Columbia, Canada
Director since: 2021[1]
Age: 59
Independent

TELUS International Committees:
Audit Committee[1]

Areas of expertise:
- Finance and accounting
- Governance
- Information technology and information management
- Risk management
- Senior executive/strategic leadership

Sandra Stuart was elected to the Board of Directors on September 25, 2021 and is a member of the Audit Committee[1]. She currently also serves as a member of the Supervisory Board for HSBC Germany, as a Director for Canfor Corporation, Canfor Pulp Products, Belkorp Industries and as a Trustee and Chair of the Audit Committee for DRI Healthcare Trust. Ms. Stuart previously served in increasingly senior leadership roles at HSBC Canada beginning in 2010, including as Chief Executive Officer from 2015-2020 and as Chief Operating Officer from 2010 to 2015. Ms. Stuart holds a Bachelor of Business and Economics degree from Simon Fraser University and has completed executive management courses through Harvard Business School and IMD International Business School.

Board and Committee attendance record in 2021

	Attendance	Overall
Board	**13/13**	**100%**
Committees	**2/2**	**100%**
Audit Committee[1]	2/2	100%

Current public board directorships	Past public board directorships (2016 to 2021)
Canfor Corporation Canfor Pulp and Paper DRI Healthcare Trust	None

Securities held and total market value as of March 14, 2022[2]	
Subordinate voting shares	1,000
Deferred share units	–
Total market value of securities	$22,340.00
Meets share ownership target	On Track*

* As a new Director, Ms. Stuart is on track to meet the share ownership target as a result of restricted share units vesting to her prior to the one-year anniversary of her appointment to the Board. Pursuant to the Board Policy Manual, each independent Director is required to attain a level of share ownership of at least five times their annual cash retainer for Board membership by the later of five years from the Company's initial public offering or their initial appointment or election to the Board. For Ms. Stuart, the required total market value of securities to be attained within that five-year period is CAD$400,000.

1 Ms. Stuart joined the Board on September 25, 2021 and has served on the Audit Committee since November 1, 2021.
2 Ms. Stuart holds restricted share units. Only subordinate voting shares and deferred share units count towards fulfilment of her share ownership guidelines.

31 • TELUS INTERNATIONAL 2022 INFORMATION CIRCULAR

Additional disclosure related to directors Cease trade orders, bankruptcies, penalties or sanctions TELUS International is not aware of any proposed Director of TELUS International who had been, within the 10 years ended March 14, 2022: (a) a director, chief executive officer or chief financial officer of any company (including TELUS and its other subsidiaries) that was subject to a cease trade order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; (b) was subject to a cease trade order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or (c) a director or executive officer of any company (including the TELUS companies) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets. None of our Directors or Executive Officers, and to the best of TELUS International’s knowledge, no shareholder holding a sufficient number of securities to affect materially the control of the company, has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision. None of our Directors or Executive Officers, and to the best of TELUS International’s knowledge, no shareholder holding a sufficient number of securities to affect materially the control of the company, has, within the 10 years prior to March 14, 2022, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets. 32 • TELUS INTERNATIONAL 2022 INFORMATION CIRCULAR

DIRECTOR COMPENSATION

We have implemented a formal policy pursuant to which our Directors are eligible to receive the following cash retainers and equity awards, effective as of the 2021 fiscal year:

Role	Cash Retainer ($)	Equity Awards ($)
Annual Retainer for Board Membership		
Annual service on the Board of Directors - independent Directors	80,000	120,000
Annual service on the Board of Directors - TELUS-employed Directors		200,000
Additional Annual Retainer for Chairs		
Annual service as Chair of the Board of Directors (1)	150,000	200,000
Annual service as chair of the Audit Committee	—	20,000
Annual service as chair of the Human Resources Committee	—	17,500
Annual service as chair of the Governance and Nominating Committee	—	15,000

(1) The Chair of the Board of Directors does not receive any incremental compensation for serving as a Committee chair and does not receive separate compensation for Board membership in addition to this amount.

Compensation paid to our Directors is paid in USD for U.S. resident Directors and in CAD for Canadian resident Directors. Our TELUS-employed Directors receive their compensation fully in the form of share-settled restricted share units (RSUs) that vest on the second anniversary of the grant date. For 2021, our independent Directors were Olin Anton, Sue Paish, Carolyn Slaski and Sandra Stuart. Our independent Directors' equity awards are RSUs which vest in full on the first day of the open trading window period following the first anniversary of the grant date.

Cash retainer payments to our eligible Directors are made quarterly and adjusted proportionately for appointments or resignations within any quarter. The annual equity grant occurs when the Board makes its annual grants in the ordinary course and said grant generally vests in full upon the first anniversary of the grant date. A new Director elected at a date other than at the annual general meeting receives a pro-rated equity grant based on months of service for the Director's first year on the Board. Mr. Entwistle, at his own request, will not receive any cash retainer or equity awards for serving on the Board is he is elected.

Effective as of January 1, 2021, we implemented a policy pursuant to which our Directors who are employees of TELUS receive an annual grant of share-settled RSUs with a grant date fair market value equal to $200,000 (in the currency of their residence), except that an aggregate of $215,000 (in the currency of their residence) will be granted to the chair of the Governance and Nominating Committee. These awards cliff vest on the second anniversary of the date of grant, subject to the TELUS employee Director's continued employment with TELUS in good standing. Upon termination of employment by TELUS without cause or due to death or disability, any unvested RSUs granted to TELUS employee Directors will vest pro rata based on service between the date of grant and the applicable termination date. Upon retirement, unvested RSUs will continue to vest and be settled in accordance with their original vesting schedule. Upon resignation or termination of employment by TELUS for cause, all unvested RSUs will be forfeited. For 2021, our Directors who are employees of TELUS were Doug French, Tony Geheran and Stephen Lewis.

Notwithstanding his eligibility for compensation, Mr. Entwistle at his own request, has requested that the Company and TELUS not provide him any additional compensation (i.e. cash retainer or equity awards) for his service as a member and Chair of the Board if he is elected.

The Governance and Nominating Committee is responsible for reviewing and recommending to the Board for approval the compensation and benefits levels for the Directors of the Company.

In May 2021, our Board, in consultation with our compensation consultant (Compensation Consultant), approved (1) an increase in Mr. Blair's combined cash and equity compensation from CAD $350,000 to CAD $500,000, to be effective in 2023, granted as 40 per cent cash and 60 per cent RSUs and (2) an award of share-settled RSUs with a grant date fair market value equal to CAD $1,050,000 pursuant to two instalments as follows: 8,536 RSUs were granted in May 2021 with a grant date fair market value of CAD $300,000, and a number of additional RSUs will be granted to Mr. Blair in May 2022 with a grant date fair market value equal to CAD $750,000, each with a one-year vesting schedule and subject to his continued service as a member of the Board. These awards were intended to recognize Mr. Blair's contributions to the Company's success over multiple years, leading to its public listing, and to retain his invaluable stewardship throughout the Company's initial years as a publicly traded entity. Mr. Blair was not present for the portion of the relevant meetings during which these decisions were made.

33 • TELUS INTERNATIONAL 2022 INFORMATION CIRCULAR

Director compensation table

The following table summarizes the compensation earned by our Directors for the year ending December 31, 2021. Mr. Puritt, as the President and CEO of TELUS International, does not receive additional compensation for his service as a Director. For additional information regarding the compensation Mr. Puritt receives in his capacity as President and CEO, please see "Executive Compensation at TELUS International — Summary compensation table".

Name	Fees earned or paid in cash ($)	Stock Awards ($)	Total ($)
Josh Blair	118,500 [1]	756,000 [2]	874,500 [2]
Olin Anton	63,200 [4]	109,200 [3]	172,400
Kenneth Cheong		N/A [5]	N/A [5]
Doug French		166,000 [3]	166,000
Tony Geheran		178,450 [3]	178,450
Stephen Lewis		166,000 [3]	166,000
Sue Paish [6]	42,133 [7]	64,000 [3]	106,133
Carolyn Slaski [6]	40,000	60,000 [3]	100,000
Sandra Stuart [6]	17,015 [8]	32,000 [3]	49,015

(1) Value converted from CAD $150,000 to USD using an exchange rate on December 31, 2021, of $0.79.

(2) Amount includes: (a) CAD $200,000 for Mr. Blair's 2021 Board service (including additional fees for the Chair); (b) CAD $450,000 for recognition of Mr. Blair's time commitment and contributions with respect to his Board service in connection with both our initial public offering and the selection of Baring appointees; (c) and CAD $300,000 representing the grant date fair value of RSUs granted in respect of partial recognition with our initial public offering that will vest on May 20, 2022. Grant date fair value amounts are recognized in accordance with International Financial Reporting Standards (IFRS). The number of RSUs granted was based on the market value of our subordinate voting shares on the grant date. Amounts in CAD are converted into USD at the time of grant.

(3) Amounts include: (a) share-settled RSUs granted on February 2, 2021 in respect of 2021 service for Mr. Anton that vest on February 28, 2022 with the grant date fair value of CAD $140,000; (b) for our non-TELUS employee Directors, RSUs granted in respect of 2021 service that vest on November 8, 2022 with the following grant date fair values: CAD $80,000 for Ms. Paish, USD $60,000 for Ms. Slaski and CAD $40,000 for Ms. Stuart; and (c) for our Directors who are employees of TELUS, share-settled RSUs granted in respect of 2021 service that vest on May 20, 2023 with the following grant date fair values: CAD $200,000 for Mr. French, CAD $215,000 for Mr. Geheran, CAD $200,000 for Mr. Lewis. Grant date fair value amounts are recognized in accordance with IFRS. The number of RSUs granted was based on the market value of our subordinate voting shares on each grant date. Amounts in CAD are converted into USD at the time of grant. Our independent Directors have five years from the later of the Company's initial public offering or their initial appointment or election to the Board to attain a share ownership of at least $400,000. All of our independent Directors are in compliance with the Directors' share ownership guidelines.

(4) Value converted from CAD $80,000 to USD using an exchange rate on December 31, 2021, of $0.79.

(5) As an employee of Baring Private Equity Asia Pte Ltd (a Baring affiliate), Mr. Cheong is not permitted to directly own shares of portfolio companies in Baring sponsored funds and so does not receive any compensation from the Company for his service on our Board.

(6) Amounts are prorated based on Board service commencing on May 2, 2021, for Ms. Paish, July 2, 2021, for Ms. Slaski, and September 25, 2021, for Ms. Stuart.

(7) Value converted from CAD $53,333 to USD using an exchange rate on December 31, 2021, of $0.79.

(8) Value converted from CAD $21,538 to USD using an exchange rate on December 31, 2021, of $0.79.

With the exception of Mr. Cheong, who as an employee of a Baring affiliate is not permitted to receive any reimbursements, we reimburse all reasonable out-of-pocket expenses incurred by Directors for their attendance at meetings with the Board of Directors or any Committee thereof. Mr. Blair is entitled to an annual healthcare membership under TELUS' benefit plans. Our Directors who are not employees of TELUS (Messrs. Blair and Anton and Mmes. Paish and Stuart) are to reimbursement for telecom benefits for the home (for work and personal use), and all of the Directors are entitled to business travel accident insurance and reimbursement for participation in director education programs up to $5,000 per year, none of which exceed $10,000 in the aggregate in 2021. Thus, such benefits are not included in the "Director Compensation Table". Total Director compensation is targeted at the 50th percentile of the comparator group that is selected by the Compensation Consultant. Each non-TELUS employee Director is entitled to reimbursement for certain services and products offered by the Company, subject to a specified cap.

Director share ownership guidelines

Pursuant to our Board Policy Manual, each independent Director is required to attain a level of share ownership of at least five times their annual cash retainer for Board membership by the later of five years from the Company's initial public offering or their initial appointment or election to the Board. The analysis is done on the basis of the market value of each Director's equity position as of December 31 each year. Each TELUS-employed Director, is required to attain a level of share ownership of at least $400,000, in either CAD or USD based on their country of residency. Shares and deferred share units will count toward the ownership guidelines. To ensure compliance with the guidelines, Directors will be required to continue to hold 50 per cent of the net after-tax value of the Company shares received from any equity award until the ownership criteria are met.

34 • TELUS INTERNATIONAL 2022 INFORMATION CIRCULAR

Director share-based awards

Below is a summary of all share-based awards outstanding in 2021 for each non-management Director in 2021. TELUS International does not grant Options to non-management Directors. All compensation paid to Directors is paid in USD for U.S. resident Directors and in CAD for Canadian resident Directors. TELUS-employed Directors receive their compensation fully in the form of two-year vesting share settled RSUs. Mr. Puritt, as the President and CEO of TELUS International, does not receive additional compensation for his service as a Director. For additional information regarding the share-based compensation Mr. Puritt receives in his capacity as President and CEO, please see "Executive Compensation at TELUS International — Grants of plan-based awards".

	Share-based awards(1)		
Name	Number of RSUs that have vested	Market or payout value of vested share-based awards not paid out or distributed ($)	Value granted in-year ($)
Josh Blair	0	0	756,000 (2)
Olin Anton	0	0	109,200 (3)
Kenneth Cheong	N/A	N/A	N/A (4)
Doug French	0	0	166,000 (3)
Tony Geheran	0	0	178,450 (3)
Stephen Lewis	0	0	166,000 (3)
Sue Paish	0	0	64,000 (3)
Carolyn Slaski	0	0	60,000 (3)
Sandra Stuart	0	0	32,000 (3)

(1) Share-based awards are RSUs as of December 31, 2021.

(2) Amount includes: (a) CAD $200,000 for Mr. Blair's 2021 Board service (including additional fees for the Chair); (b) CAD $450,000 for recognition of Mr. Blair's time commitment and contributions with respect to his Board service in connection with both our initial public offering and the selection of Baring appointees; (c) and CAD $300,000 representing the grant date fair value of RSUs granted in respect of partial recognition with our initial public offering that will vest on May 20, 2022. Grant date fair value amounts are recognized in accordance with IFRS. The number of RSUs granted was based on the market value of our subordinate voting shares on the grant date. Amounts in CAD are converted into USD at the time of grant.

(3) Amounts include: (a) share-settled RSUs granted on February 2, 2021 in respect of 2021 service for Mr. Anton that vest on February 28, 2022 with the grant date fair value of CAD $140,000; (b) for our non-TELUS employee Directors, RSUs granted in respect of 2021 service that vest on November 8, 2022 with the following grant date fair values: CAD $80,000 for Ms. Paish, USD $60,000 for Ms. Slaski and CAD $40,000 for Ms. Stuart; and (c) for our Directors who are employees of TELUS, share-settled RSUs granted in respect of 2021 service that vest on May 20, 2023 with the following grant date fair values: CAD $200,000 for Mr. French, CAD $215,000 for Mr. Geheran, CAD $200,000 for Mr. Lewis. Grant date fair value amounts are recognized in accordance with IFRS. The number of RSUs granted was based on the market value of our subordinate voting shares on each grant date. Amounts in CAD are converted into USD at the time of grant.

(4) As an employee of Baring Private Equity Asia Pte Ltd (a Baring affiliate), Mr. Cheong is not permitted to directly own shares of portfolio companies in Baring sponsored funds and so does not receive any compensation from the Company for his service on our Board.

35 • TELUS INTERNATIONAL **2022 INFORMATION CIRCULAR**

CORPORATE GOVERNANCE

Statement of TELUS International's corporate governance practices

WHAT WE DO

- ✓ **Separate role of Chair, Vice-Chair and President and CEO —** We maintain separate Chair, Vice-Chair and President & CEO positions.
- ✓ **Majority voting for Directors —** Our Board adopted a majority voting policy.
- ✓ **Strong risk oversight —** Our Board and Committees oversee our risk management program and material strategic, financial and operational risks.
- ✓ **Formal assessment process —** Our Directors formally evaluate the effectiveness of the Board and its Committees, as well as the performance of all individual Directors (including the Board Chair and Committee chairs) on an annual basis.
- ✓ **Limit on interlocking boards —** We limit the number of other public company boards our Directors can serve on together.
- ✓ **No overboarding of Directors —** Our policy states that no Director should sit on more than four other public company boards. A Director who is a chief executive officer or a full-time senior executive at a public company should not serve on more than two public company boards in addition to the Board of TELUS International.
- ✓ **Board succession —** We have adopted a 15-year term limit for non-management Directors for Board succession planning and process.
- ✓ **ESG oversight —** Our Governance and Nominating Committee provides strong environmental, social and governance (ESG) leadership and oversight of ESG-related matters.
- ✓ **Independence on Board Committees** – Our Board Committees do not include any members of our management. Our Audit Committee is comprised solely of independent directors and independent directors constitute a majority of the members of our Human Resources Committee. One independent director serves on the Governance and Nominating Committee.
- ✓ **Diverse Board —** Our Board represents a diverse mix of skills, background and experience. Committed to 30 per cent representation of women on the Board by our 2023 annual general meeting and greater geographic, age and ethnic diversity over time.
- ✓ **Independent advice —** Each Committee has full authority to retain independent external advisors to help it carry out its duties and responsibilities.
- ✓ **Code of ethics and conduct —** Our Directors, Officers and employees must comply with our code of ethics and conduct and confirm their compliance regularly.
- ✓ **Shareholder engagement —** We have a formal shareholder engagement policy that describes how shareholders can provide direct feedback to the Board and we engage with shareholders throughout the year.
- ✓ **In-camera sessions —** Directors will meet without management, including Mr. Puritt, at each Board and Committee meeting.
- ✓ **Formal Director orientation and ongoing education program —** We have a comprehensive orientation process for new Directors and an ongoing education program for the Board.
- ✓ **Strong oversight of related party transactions —** We have a formal policy requiring Audit Committee approval of related party transactions.

WHAT WE DO NOT DO

- X **No slate voting —** Our Directors are individually elected.
- X **No management Directors on Committees —** Our management Director does not sit on any of the Committees.
- X **No share option awards for Directors —** We do not grant share options to Directors.
- X **No monetization or hedging** — No insider or team member who holds a job position at or above the director level can monetize or hedge our shares or equity-based compensation to undermine the risk alignment in our equity ownership requirements.

36 • TELUS INTERNATIONAL 2022 INFORMATION CIRCULAR

We are committed to effective and sound practices in corporate governance and we regularly assess emerging best practices and changing legal requirements. We are also committed to transparent disclosure of our corporate governance practices and to providing voluntary disclosure when we believe that disclosure is helpful to our stakeholders. With respect to shareholders’ approval of security-based compensation arrangements, TELUS International follows the TSX rules, which require shareholders’ approval of security-based compensation arrangements and material amendments only if they involve newly issued securities. This is in contrast to the NYSE governance rules, which generally require shareholders’ approval of all equity-based compensation arrangements, regardless of whether they involve newly issued securities or securities purchased in the open market. 37 • TELUS INTERNATIONAL 2022 INFORMATION CIRCULAR

BOARD OF DIRECTORS Oversight and mandate The Board is responsible for the stewardship of the Company and for overseeing the management of the Company’s business and affairs in accordance with the Business Corporations Act (British Columbia) (BCBCA), our Articles and the shareholders’ agreement we entered into with TELUS and Baring upon consummation of our initial public offering. This includes appointing our President and CEO and other members of the senior leadership team, considering and approving our objectives and goals and material changes thereto, approving our strategic plans and monitoring our strategic planning process, strategic plan execution and corporate performance against our objectives and goals, subject to the terms of the shareholders’ agreement. In addition, our Board receives and considers recommendations from our various Committees with respect to matters such as the following: the compensation of our Directors; criteria for Board and Committee membership; persons to be nominated for election as Directors and to each of the Board’s Committees; and matters relating to our code of ethics and conduct and corporate governance guidelines. The Board has adopted our Board Policy Manual to assist Directors in fulfilling their obligations, both individually and collectively, and to set out the expectations for the Board, Committees, individual Directors, the Chair, Vice-Chair, the Committee chairs and the CEO. The terms of reference for the Board are contained in the manual and attached as Appendix A to this information circular. The entire Board Policy Manual, including the terms of reference for the Board, is reviewed annually by the Governance and Nominating Committee and any amendments are approved by the Board. A copy of the current Board Policy Manual is available at https://www.telusinternational.com/investors/governance. The Board fulfills its duties and responsibilities both directly and by delegating some of these responsibilities to its Committees. To further delineate its responsibilities, the Board has adopted a framework for the delegation of authority between the Board and management. The Governance and Nominating Committee reviews this framework at least every two years and recommends to the Board for approval any material changes. Composition Our Board consists of a number of Directors as determined from time to time by the Directors. Under the terms of our shareholders’ agreement, our Board consisted of eight Directors at the time of our initial public offering and will now increase to 11 Directors as agreed between the Company, TELUS and Baring. Under the terms of reference for our Board, unless otherwise required by applicable laws, our Articles or the shareholders’ agreement, the Board will not exceed 15 Directors. The terms of office of each of our Directors expire on the date of the next annual meeting of our shareholders. Non- management Directors are subject to term limits of 15 years. The composition of our Board is subject to the rights of TELUS and Baring under the shareholders’ agreement which, among other things, provides for certain Director nomination rights. Under the shareholders’ agreement, we agreed that, for as long as TELUS continues to beneficially own at least 50 per cent of the combined voting power of our outstanding multiple voting shares and subordinate voting shares, we will nominate individuals designated by TELUS representing a majority of the Board. If TELUS owns at least 5 per cent of the combined voting power of our multiple voting shares and subordinate voting shares but less than 50 per cent, the number of Directors TELUS may nominate as a percentage of the Board will be the greater of (1) the number of Directors proportionate to the percentage of the combined voting power of shares that it holds, and (2) one individual. The shareholders’ agreement also provides that, so long as Baring continues to beneficially own at least 5 per cent of the combined voting power of our multiple voting shares and subordinate voting shares, we agree to nominate one individual designated by Baring. Baring is also entitled, but not obligated, to designate two observers to the Board. Our President and CEO is also required to be nominated to the Board by the Company. The seat on our Board to be held by our President and CEO does not represent one of the Director nominees provided to TELUS and Baring under the shareholders’ agreement. Subject to the arrangements described above, nominees for election as Directors are recommended to our Board by our Governance and Nominating Committee in accordance with the provisions of applicable corporate law and the terms of reference of our Governance and Nominating Committee. Our Articles provide that a Director may be removed with or without cause by a resolution passed by a special majority comprised of 66 2/3 per cent of the votes cast by shareholders present in person or by proxy at a meeting and who are entitled to vote. The Directors are elected by the shareholders at each annual general meeting of shareholders, and all Directors hold office for a term expiring at the close of the next annual shareholders meeting or until their respective successors are elected or appointed. Under the BCBCA and our Articles, between annual general meetings of our shareholders, the Directors may appoint one or more additional Directors, but the number of additional Directors may not at any time exceed one-third of the number of current Directors who were elected or appointed other than as additional Directors pursuant to such provision. 38 • TELUS INTERNATIONAL 2022 INFORMATION CIRCULAR

Skills matrix Each member of the Board is expected to have an informed view on topics that are relevant to TELUS International’s business. The Governance and Nominating Committee has established and annually reviews its Board skills matrix and conducts a gap analysis. The skills matrix and gap analysis are used by the Governance and Nominating Committee in assessing the skills of potential Director nominees and for succession planning purposes. The skills matrix helps guide the Board in determining whether, as a whole, it is composed of Directors with the right skills, perspectives, experience and expertise to provide effective oversight of the Company. The following table shows the skills matrix for each person nominated for election as a Director: 39 • TELUS INTERNATIONAL 2022 INFORMATION CIRCULAR

Environmental, social and governance The Board and senior leadership team believe that taking ESG matters into account in decision-making is important to the long-term sustainability and viability of the Company. As we further our commitment to our ESG program, our Board uses an ESG lens to assist in corporate strategy development and decision-making. In 2021, the Board: • focused our commitment to ESG by delegating ESG oversight to our Governance and Nominating Board Committee, including with respect to social and climate change-related risks and opportunities; • identified our Chief Legal Officer (CLO) as point person on corporate governance; • identified our Chief Corporate Officer as point person on all environmental and social-related leadership; and • prioritized increasing the skills and expertise of our Directors on ESG matters, including through education and training opportunities. The Board has approved the following ESG priorities: • hiring, motivating, and promoting our diverse, talented team who exceed customer expectations, including through impact sourcing programs; • giving back to the communities where we live, work, and serve by creating meaningful, lasting impact through people power; • supporting a sustainable planet for all by embracing the principles of refuse, reduce, reuse, repurpose, recycle; and • adhering to the highest standards of good governance. In 2022, TELUS International plans to undertake a comprehensive ESG materiality assessment, including confidential surveys and in-depth interviews with customers, team members and other stakeholders. The results will help shape the development of our ESG action plan. Moving forward, we intend to expand our ESG reporting, with a focus on including disclosures aligned with Global Reporting Initiative Standards, the Sustainability Accounting Standards Board and / or the Task Force on Climate-Related Financial Disclosure. This additional reporting is expected to be available in 2023. Committees To help the Board fulfill its duties and responsibilities, the Board delegates certain powers, duties and responsibilities to its Committees to ensure a full review of certain matters. These include the Audit, Human Resources and Governance and Nominating Committees. Pursuant to the terms of our shareholders’ agreement, for so long as TELUS continues to beneficially own at least 50 per cent of the combined voting power of our multiple voting shares and subordinate voting shares, TELUS will be entitled, but not obligated, to select the Chair of the Board and the chairs of the Human Resources and Governance and Nominating Committees. Additionally, for so long as TELUS or Baring, as applicable, is entitled, but not obligated, to nominate at least one individual to our Board, it will be entitled, but not obligated, to designate at least one nominee for appointment to each of our Human Resources Committee and Governance and Nominating Committee. The shareholders’ agreement also provides that TELUS has the right to designate one nominee for appointment to our Audit Committee, as long as it is entitled to nominate at least one individual to our Board and as long as its nominee to the Audit Committee is independent. The above-described Committee appointment rights are in each case subject to compliance with the independence requirements of applicable securities laws and listing requirements of the NYSE and TSX. The following table provides an overview of our current Committees. Committee Number of meetings held in 2021 Members as of March 14, 2022 Independent Audit 8 Olin Anton (chair) Yes Carolyn Slaski Yes Sandra Stuart Yes Human Resources 5 Josh Blair (chair) No Sue Paish Yes Carolyn Slaski Yes Governance and Nominating 3 Tony Geheran (chair) No Stephen Lewis No Sue Paish Yes 40 • TELUS INTERNATIONAL 2022 INFORMATION CIRCULAR

As of March 14, 2022, our Audit Committee was comprised of Carolyn Slaski and Sandra Stuart, and chaired by Olin Anton, each of whom is “financially literate” within the meaning of National Instrument 52-110 — Audit Committees (NI 52-110) and the NYSE listing requirements. Our Board has determined that each of Ms. Slaski, Ms. Stuart and Mr. Anton meet the independence requirements for Directors, including the heightened independence standards for members of the audit committee under Rule 10A-3 under the Exchange Act and NI 52-110. Our Audit Committee consists exclusively of independent Directors within the meaning of NI 52-110 and the NYSE listing requirements. Our Board has determined that each of Ms. Slaski, Ms. Stuart and Mr. Anton is an “audit committee financial expert” as defined by Rule 10A-3 under the Exchange Act. As of March 14, 2022, our Governance and Nominating Committee was comprised of Stephen Lewis and Sue Paish and chaired by Tony Geheran and our Human Resources Committee was comprised of Sue Paish and Carolyn Slaski and chaired by Josh Blair. Ms. Paish and Ms. Slaski are both independent Directors. We rely upon the “controlled company” exemption relating to the board of directors and committee independence requirements under the NYSE listing requirements, pursuant to which we are exempt from, among other things, the requirements that our Governance and Nominating Committee and Human Resources Committee be composed entirely of independent Directors. However, there are no management Directors that serve on the Governance and Nominating Committee or the Human Resources Committee and the non-independent Directors who serve on these Committees are only non-independent as a result of their relationships to shareholders of the Company. Each Committee has the authority to engage outside advisors, at the expense of the Company, to provide advice with respect to a corporate decision or action. For example, the Governance and Nominating Committee may use the services of outside consultants in searching for or doing background checks on candidates and the Human Resources Committee may use the services of outside compensation consultants, legal counsel or other advisors as it determines appropriate to assist it in the full performance of its functions. Each Committee has terms of reference that set out its mandate, duties and scope of authority, and each Committee reports to the Board on its activities on a regular basis. The mandate and responsibilities of each Committee are summarized below. Audit Committee Mandate: To support the Board in fulfilling its oversight responsibilities regarding the integrity of the Company’s accounting and financial reporting. Responsibilities: To assist the Board in discharging its oversight of, among other things: • the integrity of our accounting and financial reporting; • the independence, qualifications, appointment, compensation and performance of our external and internal auditors and the pre-approval of all audit, audit-related and non-audit services; • the adequacy of the resources and the independence, objectivity and performance of the internal auditors; • our disclosure controls and procedures and internal control over financial reporting, as well as our whistleblower, complaint and ethics processes; • reviewing and approving or ratifying related party transactions, including transactions with TELUS; • our compliance with applicable legal and regulatory requirements and Company policies; • our enterprise risk management processes, credit worthiness, treasury plans and financial policy; and • together with the Human Resources Committee, the Company’s code of ethics and conduct and recommending any necessary or appropriate changes thereto to the Board for consideration. Human Resources Committee Mandate: To assist the Board in its oversight of executive compensation philosophy and guidelines, succession-planning for the President and CEO and other members of the senior leadership team and certain compensation and performance rating decisions. Responsibilities: To assist the Board in discharging its oversight of, among other things: • reviewing at least annually our executive compensation philosophy and guidelines for the senior leadership team; • in the absence of the President and CEO, evaluating at least once a year our President and CEO’s performance in light of the goals and objectives established by the Human Resources Committee and, based on such evaluation, approving the President and CEO’s annual compensation; • reviewing and approving on an annual basis the evaluation process and compensation structure for members of our senior leadership team and, in consultation with our President and CEO, and in the absence of the senior leadership team, reviewing and approving the performance of the other members of our senior leadership team; 41 • TELUS INTERNATIONAL 2022 INFORMATION CIRCULAR

• reviewing and approving the design of the annual performance bonus plan, and any establishment of or material changes to incentive compensation plans, employee benefit plans for the senior leadership team and all equity based incentive plans of the Company or its subsidiaries; • reviewing and approving on an annual basis the share ownership guidelines in effect from time to time for the President and CEO and the senior leadership team and the compliance with those guidelines; • reviewing and approving on an annual basis the expenses of the President and CEO and assessing the company’s policies and procedures with respect to the expense accounts, perquisites and use of corporate assets by the senior leadership team; • preparing and recommending to our Board for approval our public disclosures related to executive compensation; • reviewing, at least once annually, succession plans for the President and CEO and members of our senior leadership team; and • authority to retain and terminate a compensation consultant, legal counsel or other advisor as it determines appropriate to assist it in the full performance of its functions. Governance and Nominating Committee Mandate: To assist the Board in fulfilling its oversight responsibilities to ensure TELUS International has effective corporate governance policies and procedures. Responsibilities: To assist the Board in discharging its oversight of, among other things: • Identifying individuals qualified to become members of our Board; • recommending that our Board select Director nominees for the next annual meeting of shareholders and recommending the composition of our Board and its Committees; • developing and overseeing a process to assess our Board, the Chair and Vice-Chair the Committees, the chairs of the Committees and individual Directors and the skills and independence of all Directors; • approving the Director orientation process and plans for ongoing Director education; • establishing and annually reviewing, the succession planning process and actual succession plans for the Chair and the chair of each Committee; • overseeing the Company’s environmental policies and compliance with associated regulations; and corporate social responsibility and sustainability approach, planning and reporting; • overseeing certain elements of the Company’s risk management framework, including with respect to Directors’ and Officers’ third-party liability insurance coverage, Directors’ and Officers’ indemnity agreements; • overseeing any requirement that independent committees evaluate and confirm the fairness of any material transactions; • reviewing the delegation of authority between the Board and management; • considering various corporate governance-related practices such as to the approach to say-on-pay, shareholder engagement and practices and the Company’s insider trading policy; • developing, recommending and overseeing the effectiveness of our corporate governance policies and procedures; • reviewing Director compensation; and • overseeing our public disclosure related to the forgoing. Each Committee’s mandate, which includes brief position descriptions for the chair of each Committee, is also part of the Board Policy Manual available at https://www.telusinternational.com/investors/governance. Independence We have elected to be treated as a “controlled company” under the listing requirements of the NYSE because more than 50 per cent of the combined voting power of our multiple voting shares and subordinate voting shares is held by TELUS. We intend to rely upon the “controlled company” exemption relating to the board of directors and committee independence requirements under the NYSE listing requirements until we are no longer eligible or until we determine otherwise. Pursuant to this exemption, we are exempt from, among other things, the listing requirements that would otherwise require that our Board consist of a majority of independent Directors and that our Human Resources and Governance and Nominating Committees be composed entirely of independent Directors. The “controlled company” exemption does not modify the independence requirements for the Audit Committee, and we comply with the requirements of the Exchange Act, the NYSE listing requirements and applicable Canadian securities laws, which require that our Audit Committee be comprised exclusively of independent Directors. As of January 21, 2022, our Audit Committee was composed solely of independent Directors. 42 • TELUS INTERNATIONAL 2022 INFORMATION CIRCULAR

For purposes of the NYSE listing requirements, an independent director means a person who, in the opinion of our Board, has no material relationship with the Company as set forth under NYSE rules and The Exchange Act. Under NI 58-101, a director is considered to be independent if he or she is independent within the meaning of Section 1.4 of NI 52-110. Pursuant to NI 52-110, an independent director is a director who is free from any direct or indirect material relationship with us which could, in the view of our Board, be reasonably expected to interfere with the exercise of a director’s independent judgment. Our Board has undertaken a review of the independence of the Directors and considered whether any Director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. Based upon information requested from and provided by each Director concerning such Director’s background, employment and affiliations, including family relationships, our Board determined that four of our ten Directors are an “independent director” as defined in the NYSE listing and Exchange Act requirements and NI 58-101, representing 40 per cent of the Board, while four of our 11 Director nominees are an “independent director”, representing 36 per cent of the nominees. In making these determinations, our Board considered the current and prior relationships that each Director has with our Company and all other facts and circumstances that our Board deemed relevant in determining their independence, including the beneficial ownership of our shares by each Director and nominee and the transactions involving them described under “Additional Information — Interest of certain persons in material transactions and related party transactions”. The Board will assess on a regular basis, and at least annually, the independence of Directors and, based on the recommendation of the Governance and Nominating Committee, will make a determination as to which members are independent. Jeffrey Puritt is not considered an independent Director as he is our President and CEO. Josh Blair, the Chair of the Board for 2021 and Vice-Chair following the meeting, is not considered an independent Director as he was an employee of TELUS until December 31, 2020. In addition, Darren Entwistle, our new Director nominee, Doug French, Tony Geheran and Stephen Lewis are not considered independent Directors as they are employees of TELUS. Kenneth Cheong is not considered an independent Director as he is affiliated with Baring. TELUS selected Sandra Stuart, an “independent director” to fill one of its nominee positions. Meetings of independent directors and conflicts of interest We take steps to help ensure that adequate structures and processes are in place to permit our Board to function independently of management, including for purposes of encouraging an objective process for nominating Directors and determining executive compensation. In 2021, the independent Directors did not meet in the absence of the non- independent Directors. Where appropriate, our Board of Directors holds a portion of every Board meeting without members of management, including Mr. Puritt, who is a Director and also our President and CEO. Such sessions without the presence of management are presided over by the Board Chair. Interested parties may communicate any concerns to the Chair and/or our independent Directors through our ethics hotline at 1-888-265-4112 in North America, by website at https:// www.telus.ethicspoint.com, or by e-mail to corporatesecretary@telusinternational.com. The only management Director on the Board is the President & CEO and the other non-independent Directors are only non- independent as a result of their relationships to shareholders of the Company. The roles of the CEO, Chair and Vice-Chair of the Board are separated. In addition, each Committee has full authority to retain independent external advisors to help it carry out its duties and responsibilities. In addition, our Board helps ensure open and candid discussion among its Directors by continuously monitoring situations where a conflict of interest or perceived conflict of interest with respect to a Director may exist. Our Board may determine that it is appropriate to hold meetings excluding a Director with a conflict of interest or perceived conflict of interest or such Director may consider that it is appropriate to recuse themselves from considering and voting with respect to the matter under consideration. Related party transactions The Board has adopted a policy with respect to related person transactions to assist the Board in reviewing, approving, and ratifying related person transactions and complying with requisite disclosure obligations. The policy requires that each Director, Director nominee and Executive Officer promptly notify the Company’s CLO or a designee of any transaction involving the Company and a related person, subject to certain exceptions. The CLO or a designee analyzes of each new transaction for which a notification has been received. The analysis conducted by the CLO or designee includes an assessment of whether the transaction constitutes a related person transaction under the policy and a preliminary recommendation CLO shall consider all relevant facts and circumstances, including: (i) the commercial reasonableness of the terms, (ii) the benefit and perceived benefit, or lack thereof, to the Company, (iii) the availability and/ or opportunity costs of alternate transactions, (iv) the materiality and character of the related person’s direct or indirect interest, and (v) the actual or apparent conflict of interest of the related person. The Audit Committee will not approve or ratify a related person transaction unless it has determined that, upon consideration of all relevant information, the transaction is in, or not inconsistent with, the best interests of the Company and its shareholders. If after the review described above, the Audit Committee determines not to approve or ratify a related person transaction (whether such 43 • TELUS INTERNATIONAL 2022 INFORMATION CIRCULAR transaction is being reviewed for the first time or has previously been approved and is being re-reviewed), the transaction will not be entered into or continued, as the Audit Committee directs. The Company’s Related Person Transaction Policy is available at https://www.telusinternational.com/investors/governance. Position descriptions — Chair, Vice-Chair and CEO The Board has developed a description of the roles and responsibilities of the Chair, Vice-Chair and the CEO to delineate the Board’s expectations of these roles. That description is included in the Board Policy Manual available at https:// www.telusinternational.com/investors/governance. TELUS is entitled to select the Chair of the Board among the Directors. Following the 2022 annual general meeting, TELUS expects to select Mr. Entwistle to serve as the Chair and Mr. Blair will serve as the Vice-Chair. Chair - The Chair’s primary responsibility is to lead the Board in its progression of the strategy, business and affairs of the Company and its oversight of management. The Chair’s duties include, together with the Vice-Chair: • leading the effective operation and management of the Board; • establishing procedures to govern the effective and efficient conduct of the Board’s work; • providing leadership to the Board to ensure it can function independently of management; • presiding over Board meetings and shareholder meetings and ensuring both are conducted in an efficient and effective manner; • taking steps to foster the Board’s understanding of the boundaries between Board and management responsibilities; • acting as a resource and sounding board for the CEO; • communicating to the CEO the concerns of the Board, shareholders (as appropriate) and other stakeholders; as requested by the Governance and Nominating Committee; • assisting the Governance and Nominating Committee with the recruitment of new Directors in collaboration with the Vice-Chair and the CEO; • assisting the Governance and Nominating Committee with the review of the composition of the Board and its Committees prior to each annual general meeting; • facilitating the Board’s interaction with key management as appropriate; communicating to the CEO any matters arising from the Board’s meetings with shareholders and other stakeholders that require management’s attention; • leading the Board and the HR Committee in the evaluation of and succession plan for the CEO; and • together with the Vice-Chair, facilitating the Board’s efforts to promote engagement with, and feedback from, shareholders and stakeholders. Vice - Chair - The Vice-Chair will assist the Chair with overseeing the Board’s discharge of its duties including: • establishing procedures to govern the effective and efficient conduct of the Board’s work; • in the absence of the Chair, presiding over Board meetings and ensure they are conducted in an efficient and effective manner; • taking steps to foster the Board’s understanding of its responsibilities and boundaries with management; • as requested by the Governance and Nominating Committee, assisting in the recruitment of new Directors for the Board in collaboration with the Chair and the CEO; • assisting the Governance and Nominating Committee in its review of the composition of the Board and the Committees prior to each annual general meeting; • facilitating the Board's interaction with key management as appropriate; • assisting the Governance and Nominating Committee in its review of the scope, duties and responsibilities of the Committees and any amendments thereto, as well as the establishment of or disbanding of Committees and changes to their composition, including the chairs thereof; • working with the Governance and Nominating Committee in connection with the evaluation of the performance of individual Directors, the Committee chairs, the Board as a whole and the Committees, and present recommendations to the Governance and Nominating Committee and Board; • together with the Chair, facilitate the Board’s efforts in promoting engagement with, and feedback from, shareholders and stakeholders; • working with the Corporate Secretary to ensure that meeting dates are set, meeting agendas are prepared and materials are made available to the Board in sufficient time for Board meetings; • ensuring that new Directors receive suitable orientation including education sessions, a meeting with the Chair and orientation reference materials; and • carrying out other duties, as requested by the Chair, as needs and circumstances arise. 44 • TELUS INTERNATIONAL 2022 INFORMATION CIRCULAR

CEO - The CEO reports to the Board and bears the primary responsibility for managing the business and affairs of the Company. The CEO’s duties include: • developing and monitoring annual business and operational plans and budgets that support the Company’s long- term business plans and strategies, and leading the execution thereof; • keeping the Board current in a timely fashion on major developments and providing the Board with sufficient information to enable the Board to discuss potential issues, make decisions and fulfill its mandate, including the oversight of the Company’s risk profile; participating in TELUS’ global strategic planning; • recommending to the Board for its review, input and approval, the strategic direction for the Company’s business and, when approved, pursuing the continued development and progression of the Company’s strategy and leading the execution thereof; • fostering a caring culture that promotes ethical practices and encourages individual and collective integrity in line with the Company’s values and brand attributes; • developing and implementing operational policies to guide the Company within the limits prescribed by applicable laws and regulations and the framework of the strategy approved by the Board; • creating, maintaining and reviewing with the Human Resources Committee an annual plan for the appointment, performance management, leadership development and succession of the senior leadership team; • facilitating interaction between the Board and other key members of management; • supporting the Governance and Nominating Committee in respect of recruiting new Directors to the Board; • developing and leading the execution of strategies with respect to relations with shareholders, governments, communities and other stakeholders; • participating in the Company’s charitable, educational and cultural activities; and • being aware of potential conflict areas, real or perceived, and disclosing such conflicts together with his or her interests in the Company or related corporations, and any changes therein. Expectations of our board — attendance, caps on outside service and interlocks Our Board expects each Director to devote the time, energy and effort necessary for them to be effective. They should develop and expand their knowledge and understanding of our products, services and industry, participate in educational and development programs, and become effective ambassadors of the Company. In accordance with the Board Policy Manual, each Director is expected to attend all Board and Committee meetings. The Governance and Nominating Committee takes a Director’s attendance into consideration during the nomination process if a Director attends less than 75 per cent of Board and Committee meetings held in a year (unless due to exceptional circumstances). In 2021, there were 13 meetings of our Board. There was 100 per cent Director attendance at each of these meetings with the exception of Mr. Geheran, whose attendance was 92 per cent as a result of missing one ad hoc meeting of the Board due to a scheduling conflict (for which he was briefed in advance). The Board has an in-camera session without management, including without Mr. Puritt, who is a Director and also the Company’s President and Chief Executive Officer, as a regular feature of each Board and Committee meeting. The Board has adopted a policy stating that if our Directors are employed as chief executive officers, or in other senior executive positions, on a full-time basis with a public company then they should not serve on the boards of more than two public companies in addition to the Board. For other Directors, those who (i) only have full time employment with non-public companies, (ii) have full-time employment with public companies but not as the chief executive officer or in a senior executive position or (iii) do not have full time employment, the Board has determined that those Directors should not serve on the boards of more than four public companies in addition to the Board. With respect to our CEO, the Board has determined that the CEO should not serve on the boards of more than two other public companies and should not serve on the board of any other public company where the chief executive officer of that other company serves on the Board. In all cases, our Directors are required to notify the Board Chair and the chair of the Governance and Nominating Committee before accepting any directorship with any other public company. We limit the number of other public company boards our Directors can serve on together. Currently, none of the Board members serve together on other public company boards. Succession planning The Governance and Nominating Committee is responsible for Board and Committee succession planning and for making annual recommendations to the Board regarding the size and composition of the Board and its Committees. It also proposes new nominees for election as Directors, tracks the skills of the Company’s existing Directors and annually conducts a gap analysis. 45 • TELUS INTERNATIONAL 2022 INFORMATION CIRCULAR

When recruiting new Directors, the Governance and Nominating Committee, subject to the shareholders’ agreement, identifies candidates for consideration as potential Directors and selects the names of the most suitable candidates. Such selection is made based on merit after considering the skill sets, background, experience and knowledge as prioritized by the Governance and Nominating Committee (with input from the Chair, Vice-Chair and CEO, as requested) from time to time as well as considering the Board diversity policy. The Governance and Nominating Committee may use the services of outside consultants in searching for or doing background checks on candidates. The Governance and Nominating Committee will maintain a list of potential Directors who meet the established criteria and review such list as needed to track progress and identify suitable candidates. Board members, many of whom serve on other corporate boards, are encouraged to submit names. As requested by the Governance and Nominating Committee, the Chair, Vice-Chair and CEO, as well as any other Directors the Committee deems appropriate, interviews the candidates. Following receipt of the reports of the Chair, the Vice-Chair and the CEO as to such interviews, the Governance and Nominating Committee then makes such recommendations as it deems appropriate to the Board. The Board relied on this succession planning process to assist in the recruitment of Mr. Anton, Ms. Paish, Ms. Slaski and Ms. Stuart to the Board during 2021 and Mr. Entwistle in 2022. The Human Resources Committee oversees succession planning for our CEO, with support from the Chair of the Board and the advice and recommendation of the Board. The Human Resources Committee also supports the CEO’s succession planning for our Company’s senior management team. At least annually, the Human Resources Committee reviews and approves the succession plans for the CEO and other members of the Company’s senior management team and specific development plans and career planning for potential successors. Board evaluation It is the responsibility of the Governance and Nominating Committee to regularly evaluate the effectiveness and contribution of the Board, the Chair and Vice-Chair of the Board and all Committees and their chairs. To do so, the Governance and Nominating Committee conducts an evaluation, either directly or through the CLO, and then reports the results to the Board. If deemed appropriate, the Governance and Nominating Committee may elect to engage a third party to provide expertise on and to assist with the coordination of the evaluation. This process allows the Company to evaluate the mechanism in place for the Board and Committees to operate effectively, identify opportunities to enhance and maintain best corporate practices, meet regulatory requirements and develop strategies for recruiting and succession planning. To conduct and document this evaluation, the Governance and Nominating Committee approves a questionnaire that is to be completed by each Director. Through these questionnaires, each Director provides their evaluation of the performance of: (1) the Board as a whole; (2) each Committee; (3) each Committee chair, and (4) each Director. The CLO reviews the results of these questionnaires and provides them to the Vice-Chair, with attribution to the originating Directors, except that, in the case of the Chair and the Vice-Chair, results are provided to the chair of the Governance and Nominating Committee. When the results are provided to the Chair, the Vice-Chair or the chair of the Governance and Nominating Committee, each Director may elect to have all or part of their comments included without attribution. However, in all cases, the subsequent feedback to the Governance and Nominating Committee and the Board are given without attribution. To provide a broader scope to our evaluation, the Governance and Nominating Committee also approves a questionnaire that is to be completed by all members of the Company’s senior management team who have regular interaction with the Board or its Committees. The purpose of this questionnaire is to: provide an evaluation of the overall effectiveness of the Board from the perspective of the senior management team and consider how the Board and management support one another and how their relationship can be improved. The CLO reviews these results and provides them to the Chair and Vice-Chair of the Board, without attribution to any member of the senior management team. The Chair of the Board conducts separate interviews with each Director to advise of the results of this evaluation and then report on key themes and recommendations to the Governance and Nominating Committee and the Board. These results are used by the Chair of the Board to create a set of Board goals and objectives to address matters raised during the evaluation. In addition to our assessment process, the Governance and Nominating Committee also conducts an annual review of the skills of each member of the Board, including a gap analysis, and makes recommendations to the Board in the event any gaps are identified. Term limits and mechanisms of board renewal In accordance with the Board Policy Manual, each non-management Director appointed to the Board is required to tender his or her resignation after serving 15 years on the Board. The Governance and Nominating Committee will consider such resignation and has the discretion to recommend to the Board that the term of the resigning Director be extended for such period as the Governance and Nominating Committee deems appropriate, if in our best interest to do so. Our Board has no mandatory retirement age. Our Governance and Nominating Committee is responsible for reviewing the composition of our Board to ensure that it is composed of members containing the appropriate skills and expertise to advise us. Our Governance and Nominating Committee is expected to conduct a process for the assessment of our Board, each Committee and each Director regarding his, her or its effectiveness and performance, and to report evaluation results to our Board. 46 • TELUS INTERNATIONAL 2022 INFORMATION CIRCULAR

Diversity and inclusion across TELUS International The TELUS International Diversity, Inclusion and Equity Policy is posted on our website at https:// www.telusinternational.com/investors/governance. We are governed by the same values as our parent company, TELUS, which evolved in early 2022: • We passionately put our customers and communities first • We embrace change and innovate courageously • We grow together through spirited teamwork. As of March 14, 2022, the TELUS International team is comprised of an Executive Officer team that is 42 per cent women (three of seven), 42 per cent of managers and above are women, and 48 per cent of our workforce are women. One Executive Officer is a member of a visible minority, representing 14 per cent of the senior management team. Of those who choose to disclose, 50 per cent of managers and above in the United States self-identify as ethnically diverse. In response to an internal survey, 95 per cent of our team member respondents said, ”TELUS International respects team members of different ages, race, color, gender, sexual orientation, religions, ethnic origin, language, marital status, family status and varied abilities.” We are proud of our efforts to ensure a diverse and talented team of professionals, and appreciate being recognized for these efforts, including being named one of Mogul's Top 100 Workplaces With The Best Diversity and Inclusion Initiatives for 2021. In addition, prior to our 2023 annual general meeting and thereafter, we will seek to attain a Board composition in which at least 30 per cent of our Board are women. In addition and over time, we aspire our Board to achieve greater geographic, age and ethinic diversity. We have authorized the Governance and Nominating Committee to engage qualified independent external advisors to conduct a search for candidates that help achieve our diversity objectives. In order to provide equal employment and advancement opportunities to all individuals, employment decisions are based on merit, qualifications, and abilities, while considering diversity criteria, such as gender, age, ethnicity/aboriginal status and geographic background. We believe in supporting women as they progress in their careers, offering employee resource groups for women and mothers, awards, mentorship, succession planning that prepares the next generation of female leaders and a recognition of different leadership styles. Orientation and continuing education We have implemented an orientation program for new Directors under which each new Director: (1) receives a Director’s orientation manual including our key corporate governance documents and other information, (2) meets with the Chair and Vice-Chair of the Board, and (3) receives information and learns about our business purpose, strategic direction, operations, finance and control functions, human resources, significant risks and opportunities, and the local legal and business context. The orientation program also addresses key governance matters, including the role of the Board and its Committees. Our Governance and Nominating Committee is responsible for overseeing Director continuing education designed to maintain or enhance the skills and abilities of the Directors and to ensure that their knowledge and understanding of our business remains current. In addition to Director education sessions held as part of regularly scheduled Board meetings, Directors are also encouraged to attend external educational sessions. As part of our Director evaluation process, Directors are asked to suggest topics of interest for future Director education sessions. The following details education sessions held as part of the regularly scheduled Board meetings in 2021: 47 • TELUS INTERNATIONAL 2022 INFORMATION CIRCULAR

Subject	Attendees	Presenters	Dates
Law & Governance Report Updates on global legal, policy and related political developments of potential impact and interest to the company, including local-focused legislative and case law developments and broader trends in employment, privacy, security, anti-trust and anti-bribery laws and regulations. The reports also review developments in corporate governance, reporting (ESG and CSR) and U.S. and Canadian securities laws as well as material proceedings and claims involving customers and competitors.	Board and Governance & Nominating Committee	CLO	February 22, 2021 May 4, 2021 July 26, 2021 November 1, 2021
Tax - Emerging Issues & Strategy Updates on emerging global tax issues and changes and review of overall tax strategy.	Audit Committee	VP Taxation	February 22, 2021 May 4, 2021 July 26, 2021 November 1, 2021
Enterprise Risk Update Updates on risk and control assessments including risk ranking, trends and appetite and overall risk management integration.	Audit Committee	VP Risk Management & Chief Internal Auditor	February 22, 2021 May 4, 2021 July 26, 2021 November 1, 2021
Cybersecurity Update Quarterly review of external material security incidents within the global marketplace including internal security improvements, audit programs and compliance.	Audit Committee	CIO	February 22, 2021 May 4, 2021 July 26, 2021 November 1, 2021
Human Resources, Compensation - Emerging Issues Updates on emerging global trends regarding best practices for executive compensation disclosure and related regulatory developments, impacts of the global macro-economic environment on labour and employment trends, impacts of global factors, such as COVID-19, on labour and employment strategies and trends.	Human Resources Committee	CCO	February 22, 2021 May 4, 2021 July 26, 2021 November 1, 2021
ESG Overview An overview of environmental, social and governance related matters, recent developments and future trends.	Governance & Nominating Committee	CCO	May 4, 2021
Strategic Session A strategic review of market dynamics and opportunities including an in-depth discussion of key focus areas: CXM, AI Data Solutions, Content Moderation, Digital IT and building a resilient organization ready for rapid growth.	Board	President & CEO	September 28, 2021
Gig Workers and Independent Contractors Overview An update on the U.S. developments with respect to the classification of gig workers and independent contractors.	Board	CCO	September 28, 2021
Finance - Emerging Issues An update on the effect of NI 52-112 on non-GAAP disclosure.	Audit Committee	CFO and VP Finance	November 1, 2021
Privacy Report Update on Privacy Program objectives and measures; privacy risks and mitigating processes; developments in global privacy laws.	Audit Committee & Board	Head of Privacy Team	May 4, 2021 November 1, 2021

Code of ethics and conduct

We have adopted a code of ethics and conduct applicable to all of our Directors, Officers and employees, including our President and Chief Executive Officer and Chief Financial Officer, which is a “code of ethics” as defined in section 406(c) of the Sarbanes-Oxley Act. The code of ethics and conduct sets out our fundamental values and standards of behavior that are expected from our Directors, Officers and employees with respect to all aspects of our business.

If we make any amendment to the code of ethics and conduct or grant any waiver therefrom, whether explicit or implicit, to a Director or Executive Officer, we will disclose the nature of such amendment or waiver on our website to the extent required by, and in accordance with, the rules and regulations of the SEC.

48 • TELUS INTERNATIONAL 2022 INFORMATION CIRCULAR

The full text of the code of ethics and conduct is posted on our website at **https://www.telusinternational.com** and **https://www.sedar.com** and **https://www.sec.gov**. The information on or accessible through our website is not part of and is not incorporated by reference into this information circular, and the inclusion of our website address in this information circular is only for reference.

Our Audit Committee is responsible for reviewing and evaluating the code of ethics and conduct periodically and will recommend any necessary or appropriate changes thereto to our Board for consideration. The Audit Committee will also assist our Board with the monitoring of compliance with the code of ethics and conduct.

Under the BCBCA and the Articles, any Director or Executive Officer who holds any office or possesses any property, right or interest that could result in the creation of a duty or interest that materially conflicts with the individual's duty or interest as a Director or Executive Officer of the Company, must promptly disclose the nature and extent of that conflict. A Director who has a disclosable interest in a transaction or contract into which the Company has entered or proposes to enter may not vote on any Directors' resolution to approve that contract or transaction.

Shareholder engagement

Our Board believes that regular communication is an important part of creating an open and constructive dialogue with our shareholders. To facilitate such engagement, Board adopted a shareholder engagement policy that outlines how the Board may communicate with shareholders, how shareholders may communicate with the Board and which topics are appropriate for the Board to address. It also provides an overview of how management interacts with shareholders. Our shareholder engagement policy is included in our Board Policy Manual, which can be downloaded at **https://www.telusinternational.com/investors/governance**.

We communicate with our shareholders and other stakeholders through various channels, including our annual and quarterly reports, quarterly earnings conference calls, information circular, Form 20-F, news releases, website and presentations at industry and investor conferences. Since the Company's initial public offering, the executive team and investor relations team have been actively engaged with existing shareholders and prospective investors. Some of our shareholder engagement practices are outlined in the following table:

Event	Who we engage with	Who engages	What we talk about
Annual general meeting (in person[(1)] and webcast)	Shareholders (retail and institutional)	• Chair and Vice-Chair of the Board and Board of Directors • CEO • Senior management as applicable	Business of the meeting (financial statements, Director elections and other proposals for shareholder vote)
Quarterly earnings conference calls (with simultaneous webcast)	Financial analysts	• CEO • CFO	Most recently released financial and operating results for the quarter. Our conference calls include a question and answer session with pre-qualified analysts. The conference calls are also available to shareholders on a listen- only basis via webcast. The webcast, supplementary slides, a transcript and a webcast archive are available at **https://www.telusinternational.com/investors**
News releases	Shareholders (retail and institutional), financial analysts and media	• CEO • CFO • Senior management as applicable	Quarterly results and any major corporate developments that occur throughout the year
Regular meetings, calls and discussions	Shareholders (retail and institutional), brokers, financial analysts and media	• CEO • CFO • Senior management • Investor Relations	Responding to any inquiries received through 604-695-3455 or ir@telusinternational.com, consistent with TELUS International's disclosure obligations

(1) Due to shareholder, employee and Director safety concerns arsing from the COVID-19 pandemic, the May 2022 meeting will be conducted virtually.

Shareholders and other stakeholders may communicate with the Board of Directors of TELUS International by emailing corporate.secretary@telusinternational.com or by mail, marking the envelope confidential, to TELUS International (Cda) Inc., Board of Directors, 7th Floor, 510 West Georgia Street, Vancouver, British Columbia V6B 0M3. The Board strives to respond to all appropriate correspondence in a timely manner.

Throughout the year, we also respond to any shareholder concerns and letters we receive.

49 • TELUS INTERNATIONAL **2022 INFORMATION CIRCULAR**

EXECUTIVE COMPENSATION AT TELUS INTERNATIONAL OVERVIEW The following discussion of our executive compensation program includes information relating to our philosophy and approach to executive compensation, the methodologies and market research we use in determining compensation and the actual compensation earned by our Named Executive Officers (NEOs) for their 2021 performance. For 2021, our NEOs are: • Jeff Puritt, President and Chief Executive Officer (CEO); • Vanessa Kanu, Chief Financial Officer (CFO); • Charles (Chuck) Koskovich, Senior Vice President and Chief Operating Officer (COO);(1) • Marilyn Tyfting, Senior Vice President and Chief Corporate Officer (CCO); and • Michael Ringman, Chief Information Officer (CIO). (1) Mr. Koskovich resigned from the Company, effective January 31, 2022. Key compensation principles We pay for performance. We establish a clear and direct link between compensation and the achievement of business objectives — in both the short-term and long-term — by providing an appropriate mix of fixed versus at-risk compensation and immediate versus future income linked to the share price performance of the Company. We also drive continued levels of high performance by setting ambitious targets. The Human Resources Committee of the Company’s Board of Directors takes an approach to compensation that is both market-based and performance-based. The primary focus of the Human Resources Committee is to maintain an executive compensation program that supports the achievement of three objectives: • to advance our business strategy; • to enhance our growth and profitability; and • to attract and retain the key talent necessary to achieve our business objectives. To meet the three objectives of our compensation program, we apply the following six principles: We pay for performance An NEO’s compensation is based on the NEO’s personal performance, together with corporate performance and position within a range determined with reference to market compensation data. Linking executive pay to actual performance ensures that executive compensation is aligned with the creation of shareholder value. We promote sound risk-taking Our executive compensation program incorporates many elements that are intended to ensure our compensation practices do not encourage excessive or inappropriate risk-taking. Below are some of the governance practices, policies and inherent design elements of our executive compensation program that help manage and mitigate risk in executive compensation: 50 • TELUS INTERNATIONAL 2022 INFORMATION CIRCULAR

WHAT WE DO WHAT WE DO NOT DO ü Compensation consultant — We use an external executive compensation consultant to assess our executive compensation program to ensure alignment with shareholder and corporate objectives, best practices and governance principles. ü Pay for performance — Our performance metrics are well communicated and regularly monitored through the corporate scorecard, see “—TELUS International Performance Bonus Program— Methodology—Step 1”, and include short- and long-term performance measures to align performance with business objectives. Additionally, 70 per cent of the TELUS International Performance Bonus Program payments are based on corporate performance. ü Robust Share Ownership requirements — In place for our executives with respect to Company shares granted under the Omnibus Long-Term Incentive Plan (7x base salary for the CEO and 3x base salary for the other NEOs); for our non- employee Directors (at 5x the annual cash retainer portion of each Director’s annual compensation within five years of the Company’s initial public offering or their initial appointment or election), for our TELUS-employed Directors (at least $400,000 share ownership within five years of the Company’s initial public offering or their initial appointment or election) and the additional holding periods applicable to certain awards granted to our CEO, as described in”—Summary of NEO Employment and Separation Agreements”. ü Balance between short-term and long-term incentives — Reasonable balance between compensation elements that focus on short-term financial performance and longer-term Company share price appreciation. ü Overlapping performance periods — Within our long-term incentive (LTI) program, the overlap in performance periods ensures that executives remain exposed to the risks of their decision- making and risk-taking through their unvested equity awards and the shares that they are required to own. See “—At-Risk Pay: Long-Term Incentives” for a summary of the treatment of the final grant of LTI awards under the MIP in light of our initial public offering. ü Caps on payouts — Equity incentive awards are generally capped at 200 per cent to avoid excessive payouts and are in line with market practices. x Maintain or reduce performance target levels for incentive plans. Instead, steadily increasing performance levels must be achieved to realize payouts year after year. x Guarantee a minimum level of vesting for our long-term incentives. x Allow an insider or any team member who holds a position at or above the director level to monetize or hedge our shares or equity-based compensation to undermine the risk alignment in our equity ownership requirements. x Over-emphasize any single performance metric. x Guarantee annual base salary increases or bonus payments. x Offer excessive perquisites. 51 • TELUS INTERNATIONAL 2022 INFORMATION CIRCULAR

We balance the short-term and long-term Our program features a well-balanced mix of fixed and variable pay elements, with the layering of payout timing, annual awards and overlapping vesting of equity incentives and various incentive vehicles. In connection with our initial public offering, our Board of Directors adopted the 2021 Omnibus Long-Term Incentive Plan (2021 LTIP), under which it granted equity awards to our NEOs at the initial public offering price. The 2021 LTIP is also used to grant annual long-term incentive awards, or LTIs. LTIs for performance year 2021, granted in the form of restricted share units (RSUs) and performance share units (PSUs), as well as grants of RSUs and options (Options) that were granted in connection with and prior to our initial public offering, resulting in a laddered vesting schedule for each award, rather than one-time vesting of all outstanding awards on a specified date that generally results in larger, sporadic settlements. The LTI awards are 100 per cent equity-settled. For information about the 2021 LTIP and equity compensation programs that we implemented in connection with our initial public offering, please see “2021 Omnibus Long-Term Incentive Plan”. We reward contribution Our approach to executive compensation is both market-based and performance-based. Our compensation structure and philosophy generally track the compensation structure of TELUS, our controlling shareholder. LTI grant levels have historically been performance-differentiated and are based on an executive’s in-year performance and future potential. We consider this performance-based approach to granting LTIs to be a best practice, instead of granting LTIs based on market benchmarks only. We align compensation with corporate strategy To align executive compensation with our corporate strategy, we make a direct link between an executive’s pay and the executive’s performance against the achievement of our corporate objectives. The CEO and the other NEO’s annual performance bonuses are evaluated through assessing the Company’s performance, which is based on a combination of corporate scorecards, and individual performance. 50 per cent of our 2021 LTIs are in the form of PSUs to align management with shareholders’ interests while incentivizing management to achieve performance targets based on corporate performance objectives tied to earnings per share and revenue growth. Performance bonus metrics are part of a multi-year business plan and are aligned with our longer-term goals. We align our pay practices across the organization Our pay practices are aligned across the organization. We also use the following methodologies in considering equitable compensation: • bonus calculations include a mix of Company and individual performance metrics for executives, as well as all team members; • overall annual increases to base salary for the executives are relatively aligned with increases to base salary for positions below the executive level; • materially or significantly increased responsibility in any team member’s role and/or a subsequent promotion is accompanied by a change in pay, as appropriate; and • compensation data, along with other relevant factors, such as internal equity and strategic significance of the role, are considered to develop a base salary range and a total compensation target for all positions across the organization. 52 • TELUS INTERNATIONAL 2022 INFORMATION CIRCULAR

Board oversight and compensation governance Our executive compensation governance protects the peer relationships among the members of our Board of Directors and TELUS, our controlling shareholder. Under our revised Board Policy Manual, which describes the terms of reference for various Company governance functions, the Human Resources Committee has the authority to develop the Company’s philosophy and guidelines on executive compensation, oversee succession-planning and review and approve certain compensation and performance-rating decisions. In 2021, the revised Board Policy Manual set forth our governance policies around executive compensation as follows: Our Board of Directors had the following responsibilities: • appoint and replace the CEO (subject to the shareholder agreement among the Company, TELUS and Baring), which responsibility the Board of Directors has delegated to the TELUS CEO; and • satisfy itself about the integrity of our CEO and the senior leadership team. The CEO had the following responsibilities: • create, maintain and review with the Human Resources Committee an annual plan for the appointment, performance management, leadership development and succession of the senior leadership team; and • support the Governance and Nominating Committee in respect of recruiting new Directors to the Board of Directors. The Human Resources Committee had the following responsibilities: • upon the advice of the CEO, review and approve the proposed appointment of any person to the senior leadership team; • review and approve all agreements, including those dealing with retirement, termination of employment or other special circumstances, between the Company and the CEO and the Company and any member of the senior leadership team; • review and approve the succession plans for the CEO and other members of the senior leadership team; • develop and recommend to the Board of Directors for its approval the Company’s compensation philosophy and guidelines for the senior leadership team and recommend any material changes to the Board of Directors for its approval; • review and approve the design of and bonus pool guidelines for the annual performance bonus plan; • review and approve any proposed establishment of, and material changes to, incentive compensation plans and employee benefit plans for the senior leadership team and all equity-based incentive plans of the Company or its subsidiaries; • review management’s recommendations for and approve the granting of options or other securities under the Company’s or its subsidiaries’ equity-based incentive plans; • review and approve the levels and types of benefits, including perquisites and vehicles, that may be granted to the CEO and the senior leadership team, subject to the terms of any applicable employee benefit plans and guidelines established by the Board of Directors; • approve the share ownership guidelines for the CEO and the senior leadership team and review compliance with those guidelines; • review and approve the corporate scorecard, individual goals and objectives relevant to CEO compensation; • review and approve the CEO’s performance evaluation and the CEO’s compensation; • upon the recommendation of the CEO, review and approve the performance evaluations and the compensation of the senior leadership team; • consider and determine all matters concerning incentive awards, perquisites and other remuneration matters with respect to the CEO and senior leadership team; and • approve the list of companies in the comparator group against which the Company benchmarks its compensation program and review the compensation ranges for the Company’s senior management against the compensation of the companies in this comparator group. 53 • TELUS INTERNATIONAL 2022 INFORMATION CIRCULAR

Human Resources Committee experience Members of the Human Resources Committee have a range of complementary skills in areas such as human resources, corporate governance, risk assessment, public company leadership and board experience, which enable them to make effective decisions on our compensation practices. Some of the Human Resources Committee members have served in executive capacities or on compensation committees with other public issuers and, through those roles, have acquired direct experience relevant to their responsibilities for reviewing and considering executive compensation. The diverse experience of the Human Resources Committee members also includes an extensive understanding of accounting considerations in the context of executive compensation and practices for attracting, developing and retaining talent. As of December 31, 2021, the members of the Human Resources Committee were Josh Blair, Sue Paish and Carolyn Slaski. Kenneth Cheong and Olin Anton each served on the Human Resources Committee during a portion of 2021. Further information about the Human Resources Committee members can be found in “About Our Nominated Directors - Director profiles,” and information about the current composition and responsibilities of the Human Resources Committee can be found in “Board of Directors - Committees”. Compensation consultant In advance of our initial public offering, the Human Resources Committee engaged the Compensation Consultant as a compensation consultant and advisor to the Board of Directors and management. During 2021, the Compensation Consultant performed a variety of tasks for the Human Resources Committee, including reviewing the competitiveness of our executive and director compensation program and annual incentive and LTI program design. Compensation elements for the CEO and the other NEOs in 2021 The key components of total direct compensation for the CEO and the other NEOs are fixed base salary, short-term performance bonuses (paid in cash to reward annual performance) and LTIs (paid in the form of equity awards consisting of RSUs and PSUs (all of which settle in equity) to promote retention and reward performance over the long term). Benefits and perquisites, including retirement benefits, are also considered as part of the Company’s total compensation for the CEO and the other NEOs. See “—Benefits and Perquisites” for more details. 54 • TELUS INTERNATIONAL 2022 INFORMATION CIRCULAR

Total compensation at a glance The following table describes the components of total compensation that our NEOs have received for fiscal year 2021: Component Description Objective Fixed-base salary Ranges are established for each position based on market practice, with the mid-point of the range being set at the median of the comparator group. Recognizes varying levels of responsibility, prior experience, breadth of knowledge, overall individual performance and internal equity, as well as the pay practices of companies in the comparator group. Annual performance bonus Target ranging 60 per cent of base salary for NEOs and target of 150 per cent base salary for the CEO. TELUS International Performance Bonus Program (PBP) tied to the performance of the NEO and the Company’s overall corporate performance, with corporate performance given 70 per cent weighting and individual performance given 30 per cent weighting. PBP metrics can lead to payouts ranging from zero (for substandard performance) to a maximum of 150 per cent of target (for exceptional performance). Provides an annual performance bonus paid in cash based on corporate and individual performance of the applicable year. Equity compensation Links a significant portion of the at-risk compensation to Company shareholder return and helps to promote retention of executives. Helps to promote retention of executives. Benefits and perquisites A competitive executive benefits program. Vehicle allowance for the CEO and CCO and annual allowance for the CEO, and limited perquisites including contributions to the defined contribution plan and telecom benefits. Retirement benefits Benefits under TELUS’ Amended and Restated Pension Plan for Management and Professional Employees of TELUS Corporation (DB Plan), a contributory, Canadian- registered defined benefit plan for our CEO and CCO, benefits under the Supplemental Retirement Arrangement for Designated Executives of TELUS Corporation (SRA) consistent with market practice for Canadian executives for our CEO, benefits under TELUS’ Supplementary Employee Retirement Plan for Vice Presidents and Certain Other Designated Employees (SERP 2020) for our CCO and benefits under TELUS’ Defined Contribution Pension Plan for Provincially Regulated Employees (Defined Contribution Plan) (a registered defined contribution plan) for our CFO. Our CEO and CCO also have retirement benefits in the TELUS Supplementary Savings Plan (Savings Plan) (a nonqualified after-tax account), but no longer contribute to the Savings Plan. These retirement programs are further described in “— TELUS Retirement Plan Benefits”. Competitive 401(k) plan with Company match for U.S. executives. 2021 approach to compensation Base salary methodology During 2021, the Human Resources Committee considered and approved the CEO’s annual base salary. Josh Blair, the Chair of the Board of Directors and the Chair of our Human Resources Committee, has been delegated the authority by our Board of Directors to approve any changes in base salary for members of the senior leadership team. We set our base salary range midpoints at the 50th percentile of a comparator group. As part of its annual pay assessment for 2021, the Human Resources Committee reviewed competitive pay data prepared by the Compensation Consultant. We then made adjustments to individual base salaries that we consider appropriate to recognize the executives’ varying levels of responsibility, prior experience, breadth of knowledge, overall individual performance and internal equity, as well as the pay practices of companies in a comparator group. 55 • TELUS INTERNATIONAL 2022 INFORMATION CIRCULAR

As required, pursuant to the revised Board Policy Manual, the Human Resources Committee has reviewed and approved the CEO’s compensation based on the Human Resources Committee’s assessment of the CEO’s performance. At-risk incentive pay components At-risk incentive pay consists of: • annual performance bonus (paid in cash); and • long-term incentives (in the form of RSUs and PSUs). The following outlines our approach in determining and delivering these at-risk incentive pay components. At-risk pay: annual performance bonus The annual performance bonus for NEOs is determined pursuant to the PBP. A summary of the terms of the PBP follows. TELUS International performance bonus program Methodology The PBP is designed to reward the achievement of business objectives in the short-term by providing immediate income in cash. For 2021, this component of at-risk pay was calculated based on individual (30 per cent) and corporate (70 per cent) performance to better reflect affordability and our continued focus on funding strategic investments. For 2021, each executive’s annual target performance bonus under the PBP was set using the following formula. Each element in the formula is explained in the steps outlined below: To determine the annual performance bonus for each executive, we follow a three-step process: Step 1: Assess Company corporate performance as measured by the corporate scorecard results; Step 2: Assess an executive’s individual performance; and Step 3: Calculate the annual performance bonus based on the above payout formula. The three-step process is described in further detail below. Step 1: Assess Company corporate performance as measured by the corporate scorecard results The Company’s corporate performance is measured through the results of our corporate scorecard, which is determined after the end of a performance year by rating the extent to which we have met or exceeded our targets for each metric set at the start of the year. Our 2021 metrics measured achievements in the following areas: Team, Customers First, and Profitable Growth & Efficiency. See below table on the 2021 corporate scorecard metrics. 56 • TELUS INTERNATIONAL 2022 INFORMATION CIRCULAR

Scorecard metrics Team (10%) • Consolidated Engagement • Agent Attrition Index Customers First (40%) • Service Excellence Promise Profitable Growth and Efficiency (50%) • Revenue • Gross Margin • Adjusted EBITDA • Free Cash Flow The objectives in the Company’s corporate scorecard are set annually and collectively approved by the CEO, CFO, CCO, COO and the Human Resources Committee at the beginning of the year. Financial metrics in the objectives are largely based on targets that meet or exceed the annual budget approved by the Board of Directors. The key aspects of the target-setting process include: • selecting measurable and auditable performance metrics; • ensuring that, as a general principle, the threshold target for any metric (yielding a 0.5x multiplier) exceeds the actual result on that metric in the previous year. The target (yielding a 1.0x multiplier) for any budget-related metric is generally set at or above the corresponding number in the corporate budget approved by the Board of Directors; • stress-testing the current year’s targets against the prior year’s scorecard to determine year-over-year continuous improvement; • ensuring that the targets and stretch targets that are used to determine whether these objectives have been met or exceeded are set out in the Company’s corporate scorecard; and • ensuring that all performance metrics are tied to the Company’s achievement of our corporate objectives. During the year, results and/or targets may be adjusted to normalize for one-time events or other unique circumstances. In accordance with the adjustment process, the CEO, CFO, CCO, COO and the Human Resources Committee collectively review and approve all adjustments proposed by management. Step 2: Assess an executive’s individual performance The individual performance of each NEO is initially assessed by the CEO and is reviewed and approved by the Human Resources Committee. The individual performance of the CEO is reviewed and approved by the Human Resources Committee. The chair of the Human Resources Committee invites the Board of Directors’ members to provide their feedback regarding the CEO’s performance. Step 3: Calculate the annual performance bonus based on the above payout formula Based on an assessment and recommendation from the CEO, the Human Resources Committee reviews each NEO’s performance and determines an individual multiplier, and along with the related multiplier in the Company corporate balanced scorecards, approves the annual performance bonus under the PBP for each NEO using the formula in this section. The Human Resources Committee, with input from the Chair of the Board of Directors, assesses the personal performance of the CEO and his leadership. Based on this assessment, the Human Resources Committee determines an individual multiplier and, along with the related multiplier in the Company corporate balanced scorecard, approves the annual performance bonus under the PBP for the CEO, based on the formula in this section. The relative weight that corporate, business unit and individual performance has in determining a team member’s annual performance bonus under the PBP depends on the individual’s organizational level and ability to influence the Company’s overall performance. For each of our NEOs, Company corporate performance is weighted at 70 per cent and individual performance is weighted at 30 per cent. In addition to Company corporate and individual performance, the Board of Directors has the discretion to adjust bonus payouts for any extraordinary circumstances or other factors, as it deems appropriate. At-risk pay: long-term incentives 2020 management incentive plan awards In 2016, the Human Resources Committee approved the Omnibus Long-Term Incentive Plan (MIP) under which cash and equity-settled LTI awards were granted to our senior leaders, including our NEOs. Beginning in 2016, a portion of the shares 57 • TELUS INTERNATIONAL 2022 INFORMATION CIRCULAR under the MIP were reserved for grants of LTI awards over a five-year period. From 2016 through 2019, each annual allocation was granted in the form of Options (for 2016) and otherwise was granted in TI phantom options (Phantom Options), TI phantom restricted share units (TI Phantom RSUs) and TELUS phantom restricted share units (TELUS Phantom RSUs). Each NEO Annual Allocation (as defined below) was comprised of 50 per cent Phantom Options, 30 per cent TI Phantom RSUs; and 20 per cent TELUS Phantom RSUs, and each grant vested subject to continued service through the vesting date (generally 2.5 years following the grant for TI Phantom RSUs and TELUS Phantom RSUs and the third anniversary of the grant date for cash-settled Phantom Options), and a performance multiplier that was based 60 per cent on the Company’s EBITDA and 40 per cent on the quality of service for the Company’s customers. Due to the timing of our initial public offering and the original timing of the final MIP grant occurring shortly following the Lionbridge AI acquisition and prior to the approval of the 2021 LTIP, our Human Resources Committee decided, upon the recommendation of our Compensation Consultant, to grant the final tranche of the 2020 MIP (2020 MIP Awards) in respect of 2020 performance on the effective date of the initial public offering, on February 2, 2021. Despite the delay, the 2020 MIP Awards approximated the annual grant each executive otherwise would have received in December 2020 under the MIP, after taking into account the timing of the initial public offering. As such, the aggregate value of the 2020 MIP Awards approximated the remainder of the MIP pool. The 2020 MIP Awards were allocated among the NEOs in the same manner as annual grants were historically allocated under the MIP: 30 per cent for Mr. Puritt, 12 per cent for Ms. Kanu, 12 per cent for Mr. Koskovich, 12 per cent for Ms. Tyfting and 8 per cent for Mr. Ringman (each, a NEO Annual Allocation), and the remaining 26 per cent allocated to select other members of management. The 2020 MIP Awards were granted using the initial public offering price of $25.00. The awards were generally granted as 50 per cent Options and 50 per cent equity-settled RSUs (40 per cent Options and 60 per cent RSUs for Mr. Puritt), with the portion of the MIP that had been historically granted as TELUS Phantom RSUs instead being granted in the form of RSUs. The Options and RSUs generally vest in four equal annual instalments, in each case, subject to continued employment through each applicable vesting date, consistent with standard time-based vesting under the MIP and under the 2021 LTIP. The individual grant values for each of our NEOs are set forth in the “Summary Compensation Table” with respect to 2020 and in the “Grants of Plan-Based Awards Table”, below. 2021 long-term incentives Following our initial public offering, we worked with the Human Resources Committee and Compensation Consultant to design and implement an ongoing compensation program for our CEO and the other NEOs as a public company. For 2021, our Human Resources Committee designed an executive compensation program to achieve the objectives described above under “Key Compensation Principles”. As was the case prior to our initial public offering, equity awards were granted to encourage an ownership culture and align management with shareholders’ interests. An executive’s existing holding of LTIP awards was not considered in determining the value of LTIP to be granted. Our 2021 LTIP consisted of RSU and PSU grants to our CEO and the other NEOs. We believe the use of RSUs and PSUs aligns the compensation of these senior leaders with shareholders’ interests. The value recognized by individuals with respect to these awards will depend on the Company’s share price performance and, in the case of the PSUs, if certain performance targets are met within the performance period, as described below. On May 20, 2021, our Human Resources Committee approved long-term performance incentive awards for our senior leaders, including our NEOs. 50 per cent of the equity granted to our senior leaders was in the form of RSUs and 50 per cent of the equity granted to our senior leaders was in the form of PSUs. The number of RSUs and PSUs granted were calculated based on the closing price per TI share on May 19, 2021 of $29.17. The RSUs generally vest 25 per cent on each of the first four anniversaries of the grant date, subject to continued employment through each applicable vesting date. The PSUs will cliff vest on the third anniversary of the grant date, subject to achievement of the following performance targets: • 60 per cent of the PSUs will be earned based on the Company’s earnings per share compound annual growth rate during the performance period, which we refer to as EPS Growth CAGR; and • 40 per cent of the PSUs will be earned based on the Company’s organic revenue compound annual growth rate during the performance period, calculated pursuant to IFRS, which we refer to as Organic Revenue Growth CAGR. The RSUs and PSUs are subject to forfeiture if the applicable holder is terminated with cause (as defined in the award agreement). In the event of death, the RSUs and PSUs will vest (in the case of PSUs, assuming target performance). In the event of disability or the holder’s retirement, the RSUs and PSUs will continue to vest in accordance with their original vesting schedule. In the event of a termination without cause, the holder will be entitled to a prorated portion of the award, calculated based on the amount of service provided during the applicable performance period assuming target performance. The individual grant values for each of our NEOs, including the threshold, target and maximum payout of PSUs, are set forth in the “Grants of Plan-Based Awards Table”, below. 58 • TELUS INTERNATIONAL 2022 INFORMATION CIRCULAR

Sign-On grant for Vanessa Kanu

Pursuant to Ms. Kanu's employment agreement, she was entitled to receive an equity grant with a grant date fair value of $750,000 for services in 2020. Due to the timing of our initial public offering, our Human Resources Committee, with Ms. Kanu's consent, decided to delay the grant until the effective date of the initial public offering. Ms. Kanu received a grant of 30,000 RSUs under our 2021 LTIP on February 2, 2021 that will generally vest in four equal annual instalments. The grant value for Ms. Kanu's sign-on bonus is set forth in the "Summary Compensation Table" with respect to 2020 and in the "Grants of Plan-Based Awards Table" below.

Benchmarking

When making compensation decisions, the Human Resources Committee takes into consideration the value of total direct compensation (TDC), which consists of base salary, annual performance bonus and long-term equity incentive compensation provided to executives. The Human Resources Committee generally looks to position the value of target TDC to be competitive with the 50th percentile of comparable companies, with exceptions made based on the Human Resources Committee's analysis of key factors.

In assessing competitive compensation levels and practices, the Human Resources Committee reviewed and compared compensation to executives at a peer group of companies. In connection with selecting companies for the peer group, the Human Resources Committee considered the following criteria: annual revenues, profitability, market capitalization, and the comparator groups used by proxy advisory firms.

The Human Resources Committee selected the following list of companies as our peer group for 2021 compensation decisions:

Peer	Ticker	Exchange	As of fiscal year end date	Revenue (million)
Black Knight, Inc.	BKI	NYSE	December 31, 2021	$1,475
Conduent Inc.	CNDT	NASDAQ	December 31, 2021	$1,048
EPAM Systems, Inc.	EPAM	NYSE	December 31, 2021	$1,107
Genpact Ltd.	G	NYSE	December 31, 2021	$4,022
Jack Henry & Associates Inc.	JKHY	NASDAQ	June 30, 2021	$1,758
Sabre Corporation	SABR	NASDAQ	December 31, 2021	$1,689
Sykes Enterprises, Inc. (1)	N/A	N/A	December 31, 2020	$1,710
Unisys Corp.	UIS	NYSE	December 31, 2021	$2,054
Verint Systems Inc.	VRNT	VRNT	January 31, 2021	$406
Virtusa Corporation (2)	N/A	N/A	March 31, 2020	$1,312
WEX Inc.	WEX	NYSE	December 31, 2021	$859
Peer average				$1,586
TELUS International	**TIXT**	**NYSE / TSX**	**December 31, 2021**	**$2,194**

(1) As of August 27, 2021, Sykes Enterprises, Inc. is a private company following its acquisition by Sitel Group.
(2) As of February 11, 2021, Virtusa Corporation is a private company following its acquisition by Baring Private Equity Asia.

The Human Resources Committee reviewed a report on the Company's compensation programs for its senior leadership team, incorporating data provided by its Compensation Consultant. The Compensation Consultant analyzed recent compensation data from the companies in our peer group and made comparisons to our senior leadership team's target total direct compensation and its elements.

2021 actual compensation mix (percentage of total direct compensation)[1]

		CEO		Other NEOs	
Compensation element	Provided as	Target	2021 actual	Target	2021 actual
Base salary (fixed)	Cash	10%	9%	28%	29%
Allowances (fixed)	Cash	1%	1%	—%	—%
Annual Performance bonus (at-risk)	Cash	15%	15%	17%	11%
Long-term incentive (at-risk)	RSUs (2)	37%	37%	28%	30%
Long-term incentive (at-risk)	PSUs	37%	37%	28%	30%

(1) Sum of percentage may not total 100% due to rounding.
(2) The 2020 MIP Awards and the sign-on grant to Ms. Kanu made in February 2021 are excluded from this table as they were in respect of 2020 performance.

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2021 ACTUAL COMPENSATION

Base salary compensation

The annual base salaries that our NEOs were entitled to receive in respect of calendar year 2021, were as follows:

Name	2021 Annual Base Salary[1] ($)	
Jeff Puritt	850,000	
Vanessa Kanu	395,000	(2)
Charles (Chuck) Koskovich	390,000	
Marilyn Tyfting	321,530	(3)
Michael Ringman	315,000	

(1) Base salary amounts reflected in the Summary Compensation Table differ from the amounts above since annual merit increases for 2021 took effect on July 1, 2021. Annual merit increases typically take effect in April but this increase was delayed due to the ongoing impact of the COVID-19 pandemic.

(2) Base salary value converted from CAD $500,000 to USD using an exchange rate on December 31, 2021, of $0.79.

(3) Base salary value converted from CAD $407,000 to USD using an exchange rate on December 31, 2021, of $0.79.

For more details about the actual amount of base salary paid to our NEOs in 2021, see "— Summary Compensation Table".

2021 PBP payouts

Each NEO's annual performance bonus was determined by applying the formulas outlined under the headings "— TELUS International Performance Bonus Program". Specifically, the Human Resources Committee assessed the Company's corporate performance against the corresponding targets, as measured by the corporate scorecard for the Company and each NEO's individual performance, which included evaluations of the NEO's effective personal performance and leadership. In 2021, the annual performance targets for the NEOs and the CEO were 60 per cent of base salary and 150 per cent of base salary, respectively.

Based on the above, each of the NEOs received the following amounts under the PBP for fiscal 2021.

Named Executive Officer	2021 PBP Payout	
Jeff Puritt	$1,239,934	
Vanessa Kanu	$225,112	(1)
Charles (Chuck) Koskovich	$—	(2)
Marilyn Tyfting	$156,678	(1)
Michael Ringman	$156,193	

(1) This value is converted from CAD $284,952 to USD for Ms. Kanu and from CAD $198,326 for Ms. Tyfting using an exchange rate on December 31, 2021, of $0.79.

(2) Mr. Koskovich resigned from the Company, effective January 31, 2022.

Long-term incentives

The individual grant values for each of our NEOs granted in February 2021 under the 2020 MIP and the 2021 long-term incentive grants to our NEOs granted in May 2021, including the threshold, target and maximum payout of PSUs, is set forth in the "Grants of Plan-Based Awards Table", below.

Benefits and perquisites

We provide our NEOs with a competitive benefits program that includes health and dental coverage, life, accident and critical illness insurance coverage, short-term and long-term disability coverage and health spending accounts for all our employees. In addition, we offer our NEOs and all our employees the opportunity to purchase TI shares at a 15 per cent discount, through regular payroll deductions up to a maximum of $25,000 per year under the Company employee share purchase plan. We also offer Canadian executives who were participating in the TELUS employee share purchase plan before May 1, 2021 the opportunity to continue to participate in the TELUS employee share purchase plan and purchase TELUS shares through regular payroll deductions, with a match of 35 per cent for Canadian executives to a maximum of 6 per cent of base salary under the TELUS employee share purchase plan.

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The use of perquisites is limited for our NEOs. Some of the perquisites we provide to our NEOs include (1) an executive health plan for Canadian executives; (2) a $25,000 annual allowance intended to cover financial and retirement counseling and other items, for our CEO; (3) a vehicle allowance for our CEO and CCO; (4) telecom benefits for the home (for work and personal use) for our Canadian executives, including our CFO and CCO; and (5) a telephone concession. For information regarding the value of perquisites paid to our NEOs in 2021, see “— Summary Compensation Table”. Our CEO is entitled to benefits under the DB Plan and SRA pension plans consistent with market practice for TELUS Canadian executives, our CFO is entitled to participate in the Defined Contribution Plan (a registered defined contribution plan) and our CCO is entitled to participate in the DB Plan and SERP 2020. Our NEOs in the United States are eligible to participate in the Company’s 401(k) plan and are entitled to receive an employer matching contribution. For information regarding the value of retirement benefits paid to our NEOs in 2021, see “— Summary Compensation Table,” “— Pension Benefits” and “— TELUS Nonqualified After-Tax Account”. Clawback policy for Mr. Puritt Mr. Puritt’s employment agreement provides that the TELUS clawback policy will apply to his compensation. The TELUS clawback policy allows TELUS to recover or cancel certain incentives to Executive Officers in circumstances where (1) there has been a material misrepresentation or material error resulting in the restatement of TELUS’ financial statements; (2) an executive would have received less incentive compensation based on the restated financials; and (3) the executive’s misconduct (such as an act of fraud, dishonesty or willful negligence or material non-compliance with legal requirements) contributed to the obligation to restate the TELUS financial statements. In the circumstances described above, the board of directors of TELUS may cancel, or require the executive to repay to TELUS, all or part of the following compensation paid or awarded to the executive in respect of the financial year for which restated financial statements are required: • the annual performance bonus; • unvested Phantom Options, TI Phantom RSUs and TELUS Phantom RSUs; • vested but unexercised options; and • any monetary payments and shares received from the exercise or settlement of LTI awards. The board of directors of TELUS may seek recoupment if the restatement of the financial statement(s) occurs within 36 months of the original date the audited financial statements were filed with the requisite securities commissions or similar regulatory authorities in each of the provinces and territories of Canada. Executive share ownership guidelines Our executive share ownership demonstrates our compensation philosophy to align the interests of our executives with those of our shareholders. Our executives must beneficially own, either directly or indirectly, a certain number of shares based on targets varying by position. Position Share Ownership Requirement CEO 7x annual base salary Other executive leadership team 3x annual base salary An executive must meet the requirement within five years of hire or promotion. We also require an executive who has not met the share ownership requirement to take 50 per cent of net equity awards (after taxes) in shares for any equity vesting unless that executive is pursuing other means of meeting the share ownership requirement. The executive must also hold such shares until the requirement is met. Furthermore, upon retirement, an executive must continue to hold a number of shares equal to the share ownership requirement for one year following retirement. 61 • TELUS INTERNATIONAL 2022 INFORMATION CIRCULAR

Executive shareholdings summary

The following table lists the number and value of total equity holdings (shares, but excluding RSUs, PSUs, options, phantom RSUs, phantom options and TELUS Phantom RSUs) of each NEO, as of March 14, 2022. It also shows total shareholdings as a multiple of the individual's annual base salary.

Name	Total subordinate voting shares	Value of subordinate voting shares[1] ($)	Base salary at year-end ($)	Value of total equity as a multiple of base salary
Jeff Puritt	309,002	6,903,105	850,000	8.12 x
Vanessa Kanu	17,887	399,596	395,000	1.01 x[2]
Charles (Chuck) Koskovich [3]	49,962	1,116,151	390,000	2.86 x
Marilyn Tyfting	197,486	4,411,837	321,530	13.72 x
Michael Ringman	122,397	2,734,349	315,000	8.68 x

(1) On March 14, 2022, the closing share price on the NYSE was $22.34.
(2) Pursuant to our guidelines, each NEO is required to attain the applicable level of share ownership within the five years of their hire or promotion. Ms. Kanu began employment with TELUS International on September 7, 2020.
(3) Mr. Koskovich resigned from the Company and the information represented here is based on information publicly available as of January 31, 2022.

Tax and accounting considerations

In making compensation decisions, the impact of accounting implications and tax treatment of significant compensation decisions are considered. We account for equity-based payments with respect to our long-term equity incentive award programs in accordance with the requirements of IFRS 2.

Conclusion

The Human Resources Committee believes that the overall executive compensation program is effective in attracting and retaining executives, as well as in providing direction and motivation for the executives to make a significant contribution to the Company's success, thereby enhancing the value of the Company for its shareholders. We also believe that the design of our executive compensation program does not encourage inappropriate risk-taking.

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Summary compensation table

The following table summarizes the compensation earned by our NEOs for the years ending December 31, 2021, December 31, 2020 and December 31, 2019.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)	Stock Awards ($)(2)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non-qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total Compensation ($)
Jeff Puritt	2021	770,385		6,125,000		1,239,934	1,199,220 (4)	124,857 (5)	9,459,396
President and Chief Executive Officer	2020	611,809	—	5,132,700	893,466	686,449	2,004,072 (3)	103,909	9,432,405
	2019	565,965	—	1,443,461	157,434	636,145	2,942,170	97,835	5,843,010
Vanessa Kanu	2021	393,690 (6)		789,982		225,112 (15)		42,803 (9)	1,451,587
Chief Financial Officer	2020	121,135 (7)	395,000 (6)	2,383,950	446,745	255,960 (10)	—	8,951	3,611,741
	2019	—	—	—	—	—	—	—	—
Charles (Chuck) Koskovich	2021	384,692		780,006		—	—	38,462 (11)	1,203,160
	2020	361,613	—	1,633,950	446,745	204,742	—	48,189	2,695,239
Senior Vice President and Chief Operating Officer	2019	349,835		577,385	62,972	189,785		37,472	1,217,449
Marilyn Tyfting	2021	296,869 (12)	—	650,024		156,678 (16)	165,979 (13)	47,699 (14)	1,317,249
Senior Vice President and Chief Corporate Officer	2020	268,920	—	1,633,950	446,745	153,284	134,458	46,746	2,684,103
	2019	266,014		577,385	62,972	148,303		70,325	1,124,999
Michael Ringman	2021	307,039		630,014		156,193	—	30,501 (11)	1,123,747
Chief Information Officer	2020	272,158	50,000	1,089,225	297,830	146,965	—	28,826	1,885,004
	2019	261,753	—	384,923	41,981	142,001	—	33,374	864,032

(1) The actual base salary paid in 2021 differs from our NEO's mid-year base salary because annual merit increases for 2021 took effect on July 1, 2021.

(2) The values set forth in the Stock Awards column for 2021 represent the aggregate grant date fair market value of RSUs and PSUs (at target) granted to the NEOs on May 20, 2021, in respect of the 2021 performance year, computed in accordance with IFRS 2. RSUs were also granted to the NEOs on February 2, 2021 as part of the 2020 MIP Awards that were made in respect of the 2020 performance year. As described above, in order to reflect the pricing of the initial public offering, the grant of the 2020 MIP Awards was delayed to February 2021. Although we previously reported this amount as 2021 compensation based on the grant date occurring in 2021, because such awards were made in respect of 2020 performance, the aggregate grant date fair market value of RSUs granted to the NEOs in February 2021 is reflected in the 2020 row of this Summary Compensation Table with respect to each NEO. Additionally, the value set forth in the Stock Awards column in 2020 for Ms. Kanu includes the grant date fair value of RSUs that were granted to Ms. Kanu in February 2021 in respect of her onboarding in 2020, which was also delayed until February 2021 in order to reflect the pricing of the initial public offering.

(3) The values set forth in the Option Awards column for 2020 represent the grant date fair market value of Options granted to the NEOs on February 2, 2021. The Company estimates the fair value of option-based awards using the Black-Scholes valuation model. These Options were part of the 2020 MIP Awards that were made in respect of the 2020 performance year. As described above, in order to reflect the pricing of the initial public offering, the grant of the 2020 MIP Awards was delayed to February 2021. Although we previously reported this amount as 2021 compensation based on the grant date occurring in 2021, because such awards were made in respect of 2020 performance, the aggregate grant date fair market value of Options granted to the NEOs in February 2021 is reflected in the 2020 row of this Summary Compensation Table with respect to each NEO.

(4) This value is converted from CAD $1,518,000 to USD using an exchange rate on December 31, 2021 of $0.79 and reflects the actuarial increase in the present value of Mr. Puritt's benefits under the DB Plan (CAD $65,600) and the SRA (CAD $1,452,400). See "—TELUS Retirement Plan Benefits" for more information on the pension plan benefits and how such amounts are calculated.

(5) All Other Compensation for fiscal 2021 consisted of a $17,400 car allowance,an annual allowance equal to $25,000, a $189 gift card, telecom benefits for the home equal to $22,140 and CAD $76,111 in dividends on TELUS Phantom RSUs, calculated by multiplying the value of TELUS dividends issued in 2021 by the number of TELUS Phantom RSUs held by Mr. Puritt each time dividends were issued and converted from CAD to USD using an exchange rate on December 31, 2021, of $0.79.

(6) The value is converted from CAD $498,342 to USD using an exchange rate on December 31, 2021, of $0.79.

(7) This value is converted from CAD $153,336 to USD using an exchange rate on December 31, 2020, of $0.79.

(8) In connection with her employment agreement, Ms. Kanu received a signing bonus of CAD $500,000 converted to USD using an exchange rate on December 31, 2020, of $0.79.

(9) All Other Compensation for fiscal 2021 consisted of employer matching contributions to the Company's defined contribution pension plan equal to $34,735, telecom benefits for the home in the amount of CAD $1,393, a CAD $783 taxable benefit related to telephone concession, and contributions to TELUS' employee share purchase plan equal to CAD $17,269, converted from CAD to USD using an exchange rate on December 31, 2021, of $0.79.

(10) The previously reported amount has been revised to reflect the actual amounts paid to Ms. Kanu in respect of 2020, with associated changes to amounts noted in the Total Compensation column. The value is converted from CAD $324,000 to USD using an exchange rate on December 31, 2020, of $0.79.

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(11) All Other Compensation for fiscal 2021 consisted of employer matching contributions to the Company's 401(k) plan for in the amount of $14,500 Mr. Koskovich and $14,500 for Mr. Ringman, and TELUS Phantom RSU dividends of CAD $30,331 for Mr. Koskovich and CAD $20,255 for Mr. Ringman, in each case, calculated by multiplying the value of TELUS dividends issued in 2021 by the number of TELUS Phantom RSUs held by Mr. Koskovich and Mr. Ringman, respectively, each time dividends were issued and converted from CAD to USD using an exchange rate on December 31, 2021, of $0.79.

(12) This value is converted from CAD $375,783 to USD using an exchange rate on December 31, 2021, of $0.79.

(13) This value is converted from CAD $210,100 to USD using an exchange rate on December 31, 2021 of $0.79 and reflects the actuarial increase in the present value of Ms. Tyfting's benefits under the DB Plan (CAD $61,500) and the SERP 2020 (CAD $148,600). See "—TELUS Retirement Plan Benefits" for more information on the pension plan benefits and how such amounts are calculated.

(14) All Other Compensation for fiscal 2021 consisted of a CAD $15,000 car allowance, a CAD $222 taxable benefit related to a telephone concession, a CAD $63 recognition award, telecom benefits for the home equal to CAD $2,905, contributions to TELUS' employee share purchase plan in the amount of CAD $11,966, and TELUS Phantom RSU dividends of CAD $30,222, calculated by multiplying the value of TELUS dividends issued in 2021 by the number of TELUS Phantom RSUs held by Ms. Tyfting each time dividends were issued and converted from CAD to USD using an exchange rate on December 31, 2021, of $0.79.

(15) This value is converted from CAD $284,952 to USD using an exchange rate on December 31, 2021, of $0.79.

(16) This value is converted from CAD $198,326 to USD using an exchange rate on December 31, 2021, of $0.79.

Grants of plan-based awards

The table below presents information regarding awards granted in 2021 to each NEO in respect of the 2021 PBP, the last tranche of the 2020 MIP and the 2021 LTIP.

		Estimated future payouts under non-equity incentive plan awards			Estimated future payouts under equity incentive plan awards			All other stock awards: Number of shares or units	All other option awards: Number of securities underlying options	Exercise or base price of option awards	Grant date fair value of stock and option awards
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	(#)	(#)	($/Sh)	
Jeff Puritt	Annual Incentive (1)	—	1,275,000	1,912,500							
	Feb 2, 2021 (2)							205,308	167,693	25.00	6,026,166
	May 20, 2021 (2)							104,988			3,062,500
	May 20, 2021 (3)				52,494	104,988	209,976				
Vanessa Kanu	Annual Incentive (1)	—	237,000 (4)	355,500 (4)							
	Feb 2, 2021 (2)							95,358	83,849	25.00	2,830,695
	May 20, 2021 (2)							13,541			394,991
	May 20, 2021 (3)				6,771	13,541	27,082				
Charles (Chuck) Koskovich	Annual Incentive (1)	—	234,000	351,000							
	Feb 2, 2021 (2)							65,358	83,849	25.00	2,080,695
	May 20, 2021 (2)							13,370			390,003
	May 20, 2021 (3)				6,685	13,370	26,740				
Marilyn Tyfting	Annual Incentive (1)	—	192,918 (4)	289,377 (4)							
	Feb 2, 2021 (2)							65,358	83,849	25.00	2,080,695
	May 20, 2021 (2)							11,142			325,012
	May 20, 2021 (3)				5,571	11,142	22,284				
Michael Ringman	Annual Incentive (1)	—	189,000	283,500							
	Feb 2, 2021 (2)							43,569	55,899	25.00	1,387,055
	May 20, 2021 (2)							10,799			315,007
	May 20, 2021 (3)				5,400	10,799	21,598				

(1) This row reflects the possible payouts with respect to grants of annual incentive awards under the Performance Bonus Program for performance in the fiscal year ended December 31, 2021. The amounts shown indicate the dollar value of the potential payment upon attainment of the annual performance bonus performance criteria at threshold (0 per cent), target (150 per cent of base salary for Mr. Puritt; 60 per cent of base salary for Ms. Kanu, Mr. Koskovich, Ms. Tyfting and Mr. Ringman) and maximum (150 per cent of target). Actual payments based on the Company's performance are shown in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table.

(2) This row reflects the number of equity-settled RSUs and equity-settled Options awarded in the fiscal year ended December 31, 2021, which were granted under the 2021 LTIP.

(3) This row reflects the threshold, target and maximum payout of PSUs that were awarded under the 2021 LTIP.

(4) Annual incentive amounts converted from CAD to USD using an exchange rate on December 31, 2021, of $0.79 as follows: target of CAD $300,000 and a maximum of CAD $450,000 for Ms. Kanu, and target of CAD $244,200 and a maximum of CAD $366,300 for Ms. Tyfting.

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Outstanding equity awards at fiscal year-end

The table below summarizes all option-based and share-based awards granted by the Company that were outstanding as of December 31, 2021, which includes RSUs, PSUs, Options, Phantom Options, Phantom RSUs and TELUS Phantom RSUs.

		Option Awards (1)			Stock Awards (2)	
Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Option exercise price ($)	Option expiration date	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested ($)(3)
Jeff Puritt	296,942 (4)		4.87	12/23/2026	—	—
	539,892 (5)		4.87	12/23/2026	—	—
	1,259,748 (5)		8.94	12/23/2026	—	—
	—	170,712 (6)	8.46	12/27/2029	—	—
	—	167,693 (7)	25.00	02/02/2031	—	—
	—				517,713 (8)	17,162,186
	—				32,500 (9)	764,725
Vanessa Kanu	—	83,849 (7)	25.00	02/02/2031		
	—				122,440 (10)	4,058,886
Charles (Chuck)	—	68,284 (6)	8.46	12/27/2029	—	—
Koskovich	—	83,849 (7)	25.00	02/02/2031	—	—
	—				133,071 (11)	4,411,304
	—	—	—		12,912 (12)	303,819
Marilyn Tyfting	—	68,284 (6)	8.46	12/27/2029	—	—
	—	83,849 (7)	25.00	02/02/2031	—	—
	—				128,615	4,263,587
	—				12,827	301,819
Michael Ringman	—	45,522 (6)	8.46	12/27/2029	—	—
	—	55,899 (7)	25.00	02/02/2031	—	—
	—				92,482 (15)	3,065,778
	—				8,633 (16)	203,134

(1) All Phantom Options and Options have a term of ten years. Cash-settled Phantom Options generally vest in approximately three years and equity-settled Phantom Options vested upon the effective date of our initial public offering. Equity-settled Options vest equally over four years.
(2) Does not include unvested dividends or dividend equivalents for the TELUS Phantom RSUs.
(3) The value is based on a closing TI share price of $33.15 on December 30, 2021, and on a closing TELUS share price of CAD $29.79 on December 31, 2021, converted to USD using an exchange rate on December 31, 2021, of $0.79.
(4) Represents an Option award granted on December 23, 2016 to Mr. Puritt. These Options vested on December 23, 2020 and became exercisable upon the effective date of the initial public offering.
(5) Represents a special Option award granted on December 23, 2016 to Mr. Puritt. These Options vested on December 23, 2020 and became exercisable upon the effective date of the initial public offering.
(6) Represents a grant of Phantom Options that will vest on June 27, 2022, 50 per cent of which is cash-settled, and 50 per cent of which is equity-settled. These Phantom Options will be exercisable upon vesting.
(7) Represents equity-settled Options that will vest equally over four years on February 28, 2022, 2023, 2024 and 2025.
(8) Includes 102,429 Phantom RSUs that will vest on June 27, 2022; 205,308 RSUs that will vest equally over four years on February 28, 2022, 2023, 2024 and 2025; 104,988 RSUs that will vest equally over four years on May 20, 2022, 2023, 2024 and 2025; and 104,988 PSUs that will vest on May 20, 2024.
(9) Includes 31,536 TELUS Phantom RSUs that will vest on June 27, 2022 and 964 TELUS Phantom RSUs that will vest on June 27, 2022. The 964 TELUS Phantom RSUs were granted as a portion of Mr. Puritt's 2018 annual performance bonus.
(10) Represents 95,358 share-settled RSUs that will vest equally over four years on February 28, 2022, 2023, 2024 and 2025; 13,541 equity-settled RSUs that will vest equally over four years on May 20, 2022, 2023, 2024 and 2025; and 13,541 equity-settled PSUs that will vest on May 20, 2024.
(11) Includes 40,973 Phantom RSUs that will vest on June 27, 2022; 65,358 RSUs that will vest equally over four years on February 28, 2022, 2023, 2024, and 2025; 13,370 RSUs that will vest equally over four years on May 20, 2022, 2023, 2024 and 2025; and 13,370 PSUs that will vest on May 20, 2024.
(12) Includes 12,615 TELUS Phantom RSUs that will vest on June 27, 2022 and 297 TELUS Phantom RSUs that will vest on June 27, 2022. The 297 TELUS Phantom RSUs were granted as a portion of Mr. Koskovich's 2018 annual performance bonus.
(13) Includes 40,973 Phantom RSUs that will vest on June 27, 2022; 65,358 RSUs that will vest equally over four years on February 28, 2022, 2023, 2024 and 2025; 11,142 RSUs that will vest equally over four years on May 20, 2022, 2023, 2024 and 2025; and 11,142 PSUs that will vest on May 20, 2024.
(14) Includes 12,615 TELUS Phantom RSUs that will vest on June 27, 2022 and 212 TELUS Phantom RSUs that will vest on June 27, 2022. The 212 TELUS Phantom RSUs were granted as a portion of Ms. Tyfting's 2018 annual performance bonus.
(15) Includes 27,315 Phantom RSUs that will vest on June 27, 2022; 43,569 RSUs that will vest equally over four years on February 28, 2022, 2023, 2024 and 2025; 10,799 RSUs that will vest equally over four years on May 20, 2022, 2023, 2024 and 2025; and 10,799 PSUs that will vest on May 20, 2024.
(16) Includes 8,409 TELUS Phantom RSUs that will vest on June 27, 2022 and 224 TELUS Phantom RSUs that will vest on June 27, 2022. The 224 TELUS Phantom RSUs were granted as a portion of Mr. Ringman's 2018 annual performance bonus.

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Option exercises and shares vested

The following table summarizes the value of all share-based awards exercised, vested or earned for each NEO during the 2021 fiscal year.

Name	Option Awards		Stock Awards	
	Number of shares acquired or exercised ($)	Value realized on exercise ($)	Number of shares acquired on vesting (#)(1)	Value realized on vesting ($)(2)
Jeff Puritt	467,685	12,072,974	181,523	5,338,929
Vanessa Kanu	—	—	—	—
Charles (Chuck) Koskovich	241,088	6,026,797	56,058	1,618,082
Marilyn Tyfting	305,856	7,926,255	56,058	1,609,761 (3)
Michael Ringman	203,895	5,283,916	37,374	1,078,758

(1) The values in this column represent vested TI Phantom RSUs, adjusted to reflect the 4.5-for-1 share split, and TELUS Phantom RSUs, including reinvested dividends or dividend equivalents for the TELUS Phantom RSUs.

(2) The value realized on vesting for the TELUS RSU component is converted from CAD to USD upon payment.

(3) Represents the TI share value realized on vesting of USD $1,281,099, plus the TELUS share value realized on vesting, converted from CAD $416,028 to USD using an exchange rate on December 31, 2021, of $0.79.

TELUS retirement plan benefits

Defined benefit pension and supplemental retirement arrangement — Jeff Puritt

Mr. Puritt participates in the TELUS executive retirement program. The retirement program consists of the DB Plan, which is a contributory Canadian-registered defined benefit pension plan, and the SRA, which is a supplemental pension benefit plan that provides benefits to retired executives in addition to the pension income provided under the DB Plan. The SRA supplements the pension benefits of the DB Plan by providing a total benefit at retirement determined as 2 per cent of a participant's highest consecutive three-year average pensionable remuneration multiplied by the total number of years of credited service, up to a maximum of 35 years. This results in a maximum cap on the total benefits of 70 per cent of the average pensionable remuneration.

Pensionable remuneration for Mr. Puritt under the SRA is equal to his base salary plus the actual annual performance bonus paid to him in cash, up to 100 per cent of his base salary. As is common with non-registered plans of this nature, the SRA is unfunded. The pension benefits under the registered DB Plan and the SRA are payable for a participant's lifetime, with a 60 per cent benefit payable to the surviving spouse.

The normal retirement age is 65. Early retirement is permitted as early as age 55 if the participant has at least ten years of credited service. Retirement benefits are not reduced if the participant retires on or after age 60 with at least 15 years of service, or on or after age 55 with a combination of age and years of service equal to at least 80 (in each case, excluding any extra years of credited service granted). Otherwise, the annual benefit is reduced by 0.5 per cent per month from the earlier of age 60 and the age at which the participant would have qualified for the full benefit amount, and further reduced by the lesser of 0.25 per cent for each month that the participant's service (excluding any extra years of credited service granted) is less than 15 years and 0.25 per cent for each month that the participant's age is less than 65. The SRA permits TELUS to grant additional years of credited service.

Effective January 1, 2016, Mr. Puritt ceased participation in the Defined Contribution Plan and Savings Plan and commenced participation in the DB Plan and the SRA. Pursuant to his employment agreement with the Company, Mr. Puritt's prior years of service with TELUS, from July 26, 2001 to December 31, 2015, will be recognized under the SRA in three equal instalments on each of January 1, 2018, January 1, 2020 and January 1, 2022.

Defined benefit pension and supplemental pension plan — Marilyn Tyfting

As of January 1, 2020, Ms. Tyfting participates in the TELUS retirement program for vice presidents and senior vice presidents The retirement program consists of the DB Plan, which is a contributory Canadian-registered defined benefit pension plan, and the SERP 2020, which is a supplemental pension benefit plan that provides benefits to retired vice presidents and senior vice presidents in addition to the pension income provided under the DB Plan. The SERP 2020 supplements the pension benefits of the DB Plan by providing a total benefit at retirement determined as 2 per cent of a participant's highest consecutive three-year average pensionable remuneration multiplied by the total number of years of credited service, up to a maximum of 35 years. This results in a maximum cap on the total benefits of 70 per cent of the average pensionable remuneration.

Pensionable remuneration for Ms. Tyfting under the SERP 2020 is equal to her base salary plus the actual annual performance bonus paid to her in cash. As is common with non-registered plans of this nature, the SERP 2020 is unfunded.

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The pension benefits under the registered DB Plan and the SERP 2020 are payable for a participant's lifetime, with a 60 per cent benefit payable to the surviving spouse.

The normal retirement age is 65. Early retirement is permitted as early as age 45 if the participant has at least 25 years of continuous service. Retirement benefits are not reduced if the participant retires on or after age 55 with at least 25 years of credited service, or on or after age 60 with at least 20 years of credited service. Otherwise, the annual benefit is reduced so that the early retirement benefits are actuarially equivalent to the unreduced pension at the earliest unreduced retirement age.

Effective January 1, 2020, Ms. Tyfting ceased participation in the Defined Contribution Plan and Savings Plan and commenced participation in the DB Plan and the SERP 2020.

Pension benefits

The following table sets out information regarding Mr. Puritt's DB Plan and SRA retirement benefits and Ms. Tyfting's DB Plan and SERP 2020 retirement benefits as of December 31, 2021.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)(1)	Payments During Last Fiscal Year ($)
Jeff Puritt	DB Plan	6	299,647 (2)	—
	SRA	15.667	7,564,724 (3)	—
Marilyn Tyfting	DB Plan	2	99,777 (4)	—
	SERP 2020	2	200,660 (5)	—

(1) The present value of the accumulated benefit is calculated using a valuation method and assumptions consistent with the most recent financial statements and is based on a projection of both pensionable earnings and credited service. Key economic assumptions include a discount rate of 2.95 per cent per annum. Mortality rates are assumed to follow the 80 per cent of the Canadian Pensioners' Monthly CPM-2014 Private Sector Mortality Table with generational projection using the CPM-B improvement scale. Certain other assumptions have been made with respect to retirements and withdrawals.
(2) This value is converted from CAD $379,300 to USD using an exchange rate on December 31, 2021, of $0.79.
(3) This value is converted from CAD $9,575,600 to USD using an exchange rate on December 31, 2021, of $0.79.
(4) This value is converted from CAD $126,300 to USD using an exchange rate on December 31, 2021, of $0.79.
(5) This value is converted from CAD $254,000 to USD using an exchange rate on December 31, 2021, of $0.79.

TELUS non-qualified after-tax account

Mr. Puritt and Ms. Tyfting have retirement benefits in the Savings Plan. The Savings Plan is a "top-up" program that works in conjunction with the Defined Contribution Plan. The Savings Plan allows participants to contribute toward their retirement in excess of what the Canada Revenue Agency (CRA) permits participants to contribute annually under the Defined Contribution Plan.

Participants can elect to contribute between 3 per cent and 10 per cent of their income and, based on their election, TELUS will make a matching contribution that ranges between 3 per cent and 5.8 per cent. Contributions up to the CRA maximum annual contribution limit are deposited in the participant's Defined Contribution Plan. Once the CRA maximum annual contribution limit is reached, participants may continue to make contributions and receive the employer contributions in the Savings Plan. Unlike participant contributions in the Defined Contribution Plan, which are made on a pre-tax basis, participant and employer contributions in the Savings Plan are made on an after-tax basis. A participant is always fully vested in the participant's own contributions; a participant vests in the Company contributions after the participant's termination of employment. A participant pays taxes on any investment gains and losses in the Savings Plan annually.

Prior to 2016, Mr. Puritt participated in the Savings Plan, but effective January 1, 2016, Mr. Puritt ceased participation in the Savings Plan and commenced participation in the registered defined benefit plan and the SRA. Ms. Tyfting ceased participation in the Savings Plan effective January 1, 2020.

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The following table[1] provides information regarding Mr. Puritt's and Ms. Tyfting's benefits under the Savings Plan as of December 31, 2021, disclosed pursuant to Item 402(i) of Regulation S-K of the Securities Act.

Name	Executive Contributions in Last Fiscal Year ($)	Registrant Contributions in Last Fiscal Year ($)[1]	Aggregate Earnings in Last Fiscal Year ($)[2]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year-End ($)
Jeff Puritt	—	—	33,474 (3)	—	378,339 (4)
Marilyn Tyfting	—	—	17,371 (5)	—	170,146 (6)

(1) Represents TELUS contributions under the Savings Plan.
(2) Represents aggregate earnings based on investment performance.
(3) The value is converted from CAD $42,372 to USD using an exchange rate on December 31, 2021, of $0.79.
(4) The value is converted from CAD $478,910 to USD using an exchange rate on December 31, 2021, of $0.79.
(5) The value is converted from CAD $21,988 to USD using an exchange rate on December 31, 2021, of $0.79.
(6) The value is converted from CAD $215,374 to USD using an exchange rate on December 31, 2021, of $0.79.

Summary of NEO employment and separation agreements

We have entered into employment agreements with Mr. Puritt and Ms. Kanu, respectively, and offers of employment with each of our other NEOs. Each employment agreement has an indefinite term. The material terms of each of our NEO employment agreements follow:

Jeff Puritt

On May 1, 2018, we entered into an employment agreement with Mr. Puritt setting forth the terms and conditions of his employment as our President and Chief Executive Officer, which was amended on June 18, 2019. Mr. Puritt's employment agreement provides for (1) a base salary (currently $850,000); (2) an annual incentive bonus target of 100 per cent of his annual base salary in 2018, and thereafter, an annual incentive bonus target as determined by the Human Resources Committee, in consultation with Chair of the Board (currently 150 per cent); (3) participation in the MIP; (4) opportunity to earn an additional annual allowance of $25,000; (5) certain perquisites, including reimbursement of moving and legal expenses related to his employment agreement up to $250,000, and annual membership fees for professional associations, other business-related expenses and a vehicle allowance; (6) participation in other benefit plans of the Company; and (7) continued participation in the DB Plan and SRA.

If Mr. Puritt's employment is terminated by the Company without just cause, he will be entitled to a lump-sum severance payment equal to 18 months of his then-current base salary, as well as continued benefits, COBRA premium coverage and continued participation in the TELUS pension plans for such period of time. If at any time during the 18 months following the termination date, Mr. Puritt's age plus years of service equals at least 80, then all of Mr. Puritt's equity in the MIP will continue to vest and be paid out according to the original schedule set forth in the employment agreement and subject to the criteria established in the MIP. Applying this formula, if Mr. Puritt's employment is terminated without just cause, then his age plus years of service will be equal to 80 and his pension will be deemed fully vested. Mr. Puritt is also entitled to certain severance benefits upon termination due to disability. Mr. Puritt's employment agreement includes certain non-competition and non-solicitation restrictive covenants during employment and one-year post-termination of employment, as well as perpetual confidentiality covenants. All severance benefits are subject to the execution and non-revocation of a general release.

Following the initial public offering, Mr. Puritt and TELUS agreed that Mr. Puritt would hold for specified periods up to a maximum of 2,721,295 of our subordinate voting shares issuable to Mr. Puritt in connection with equity awards granted to him between 2016 through our initial public offering, less the number of subordinate voting shares withheld to cover the exercise price, taxes or fees due upon the exercise or vesting of such awards. The holding periods will expire with respect to 20 per cent of the subordinate voting shares received upon exercise of long-term incentive awards (including Options), equity-settled Phantom Options or otherwise held as of the second anniversary of our initial public offering, 60 per cent on the third anniversary of our initial public offering, and 100 per cent on the fourth anniversary of our initial public offering, provided that, in each case, the sale of subordinate voting shares following the expiration of the applicable holding periods is subject to our share ownership guidelines and our Insider Trading Policy. The arrangement provides Mr. Puritt with certain rights to participate in registered offerings we undertake and a put right to cause TELUS to acquire at fair market value subordinate voting shares following the expiration of the applicable holding period, to the extent not previously sold. If Mr. Puritt's employment is terminated by the Company without cause or due to death or disability, all holding requirements will lapse, and Mr. Puritt may exercise a put right for TELUS within 12 months of such termination. In the event of Mr. Puritt's resignation, retirement or termination of employment by the Company with cause, all holding requirements, offering rights and put rights will lapse.

68 • TELUS INTERNATIONAL 2022 INFORMATION CIRCULAR

Vanessa Kanu We entered into an employment agreement with Ms. Kanu setting forth the terms and conditions of her employment as our Chief Financial Officer, effective September 7, 2020. Ms. Kanu’s employment agreement provides for (1) a base salary (currently CAD $500,000); (2) an annual incentive bonus target of 60 per cent of her annual base salary, and for 2020 only, the annual incentive compensation award will be no less than CAD $210,000 (70 per cent of the target award); (3) participation in our MIP and 2021 LTIP; (4) a signing bonus of CAD $500,000 (subject to repayment by Ms. Kanu if she resigns prior to September 7, 2021, breaches her employment agreement or the restrictive covenants to which she is bound or engages in conduct constituting just cause); (5) certain perquisites, including reimbursement of annual membership fees for professional associations and other business-related expenses; and (6) participation in other benefit plans of the Company, including the Defined Contribution Plan. Under her employment agreement, Ms. Kanu is also entitled to receive a grant of long-term incentive compensation with a grant value of $1,200,000 and a grant of phantom restricted share units with a grant value of $750,000. If Ms. Kanu’s employment is terminated by the Company without just cause, she will be entitled to a lump-sum severance payment equal to 12 months of her then-current base salary, as well as continued health benefits and continued employer contributions to the Defined Contribution Plan for 12 months. Ms. Kanu is also entitled to exercise any rights with respect to equity awards arising as a result of her termination of employment pursuant to the express terms of the applicable equity plan. Ms. Kanu’s employment agreement includes certain non-competition and non-solicitation restrictive covenants during employment and one-year post-termination of employment, as well as perpetual confidentiality covenants. All severance benefits are subject to the execution and non-revocation of a general release. Charles (Chuck) Koskovich On November 14, 2016, we entered into an offer of employment with Mr. Koskovich setting forth the terms and conditions of his employment as our Senior Vice President and Chief Operating Officer. Mr. Koskovich’s offer letter provided for (1) a base salary (currently $390,000); (2) an annual incentive bonus target (currently 60 per cent) of his annual base salary; (3) participation in our MIP; (4) participation in other benefit plans of the Company; and (5) a signing bonus of $100,000. Mr. Koskovich resigned from the Company, effective January 31, 2022. However, in the event of termination of Mr. Koskovich’s employment by the Company without just cause (and not in response to a notice of resignation), he would have been entitled to a gross lump-sum severance payment equal to six months of his then-current base salary, plus one additional month of base salary for each complete calendar year of service performed by Mr. Koskovich, up to a maximum termination payment equal to a period of 18 months, as well as a lump-sum payment equal to the Company’s contributions to his health benefits for such period of time. The base salary calculation would have included Mr. Koskovich’s base salary at the time of termination and his monthly average performance bonus earnings based upon the previous four performance bonus cash payments as of the date of termination. All severance benefits would have been subject to the execution and non-revocation of a general release. Marilyn Tyfting On August 18, 2015, we entered into an offer of employment with Ms. Tyfting setting forth the terms and conditions of her employment as our Senior Vice President and Chief Corporate Officer. Ms. Tyfting’s offer letter provides for (1) a base salary (currently CAD $407,000); (2) an annual incentive bonus target (currently 60 per cent) of her annual base salary; (3) participation in our MIP; (4) participation in other benefit plans of the Company; (5) an initial grant of CAD $250,000 under the MIP; (6) eligibility to participate in a TELUS management performance share unit plan; and (7) certain perquisites, including a Company leased vehicle with a capital cost allowance of CAD $40,000 or a vehicle allowance (currently CAD $1,250) per month, paid parking, executive home office equipment, a telecommunications products and services discount and participation in the health assessment program. If Ms. Tyfting’s employment is terminated by the Company without just cause, she will be entitled to a lump-sum severance payment equal to 18 months of her then-current base salary, as well as continued health benefits for such period of time. Ms. Tyfting is also entitled to exercise any rights arising as a result of her termination of employment pursuant to the express terms of the MIP and the TELUS management performance share unit plan and any applicable award agreement thereunder. Ms. Tyfting’s employment agreement includes certain non-competition and non-solicitation restrictive covenants during employment and one-year post-termination of employment, as well as confidentiality covenants. All severance benefits are subject to the execution and non-revocation of a general release. Michael Ringman On May 17, 2012, we entered into an offer of employment with Mr. Ringman setting forth the terms and conditions of his employment as our Vice President Information Technology. Mr. Ringman’s offer letter provides for (1) an initial base salary (currently $315,000); (2) an annual incentive bonus target (currently 60 per cent) of his annual base salary; (3) participation in our MIP; (4) participation in other benefit plans of the Company; and (5) an initial grant of $40,000 under the MIP upon the completion of six months of employment. 69 • TELUS INTERNATIONAL 2022 INFORMATION CIRCULAR

In the event that Mr. Ringman’s employment is terminated by the Company without just cause (and not in response to a notice of resignation), he will be entitled to a gross lump-sum payment equal to six months of base salary, plus one additional month of base salary for each complete calendar year of service performed by Mr. Ringman, up to a maximum termination payment equal to a period of 18 months, as well as a lump-sum payment equal to the Company’s contributions to his health benefits for such period of time. The base salary calculation includes Mr. Ringman’s base salary at the time of termination and his monthly average performance bonus earnings based upon the previous four performance bonus cash payments as of the date of termination. All severance benefits are subject to the execution of a general release. Severance on termination of employment Employment of an NEO may be terminated by any of the following means: resignation by the executive, termination by the Company for just cause, termination by the Company without just cause, the retirement of the executive or disability or death of the executive. Severance entitlements are set out in individual NEO employment agreements and the MIP. See “— Summary of NEO Employment and Separation Agreements,” “— Potential Payments Upon Termination or Change-in- Control” and “— Omnibus Long-Term Incentive Plan (LTIP)” for more information regarding NEO severance entitlements. Change of control The LTIP contains change of control provisions (as defined in the LTIP and below in “— Omnibus Long-Term Incentive Plan (LTIP) — Change of Control”). Upon a change of control of the Company, the Board of Directors may take one or more of the following actions: (1) arrange for the Options to be assumed by, or similar options to be substituted by, the bidder or a continuing entity, subject to satisfying certain stated criteria; (2) accelerate the vesting of the Options; (3) make a determination as to the market price for the purpose of further actions with respect to the Options; (4) arrange for cash or other compensation in exchange for a surrender of any Options; or (5) make any other determinations as appropriate. If the Board of Directors does not accelerate unvested awards upon a change of control of the Company, then for any participant whose employment is terminated without just cause within 12 months of the change of control, all unvested Options and RSUs will vest on the termination date and be exercisable for 90 days following termination. For more information on the change of control provisions see “— Potential Payments Upon Termination or Change-in- Control” and “— Omnibus Long- Term Incentive Plan (LTIP) — Change of Control”. Confidentiality, non-compete and non-solicit Each NEO is subject to a prohibition on the improper disclosure and use of confidential information and a one-year non- solicitation restriction following termination. Certain NEOs are also subject to a one-year non-compete restriction following termination. The payments and benefits described in the table in “— Potential Payments Upon Termination or Change-in-Control” are subject to each NEO’s compliance with the post-employment obligations in each of their executive employment agreements, including compliance with the confidentiality provisions, which are not limited in time. A breach of these contractual provisions will result in the immediate termination of any and all entitlement of the NEO to continue to be compensated, except and only to the extent that compensation is owed under applicable law. Potential payments upon termination or change-in-control In accordance with the compensation treatment under the various termination events outlined under “— Severance on Termination of Employment” and “— Change of Control” the following table sets out the potential incremental amounts that may be payable to each NEO, assuming a termination date of December 31, 2021 (based on a closing TELUS share price of CAD $29.79 converted to USD using an exchange rate on December 31, 2021, of $0.79 and on a closing Company share price of $33.15 on December 30, 2021). The actual amounts that would be paid to any NEO can only be determined at the time of an actual termination of employment and would vary from those set forth in the following table: 70 • TELUS INTERNATIONAL 2022 INFORMATION CIRCULAR

	Annual Cash		Long-Term Incentives					
	Base Salary ($)	Bonus ($)	Options ($)	RSUs ($)	PSUs ($)	Benefits ($)	Continued Pension Accrual ($)	Total ($)
Jeff Puritt								
Resignation[1]	212,500 [2]	—	—	—		—	—	212,500
Termination without just cause [5]	1,275,000 [3]	—	54,164,150 [4]	5,494,795 [4]	773,412	40,411 [6]	804,615 [7]	62,552,383
Retirement[8]	—	—	59,745,728	14,446,559	3,480,352	—	—	77,672,639
Disability[8]	1,275,000 [9]	—	59,745,728	14,446,559	3,480,352	40,411 [6]	2,818,720 [10]	81,806,770
Death[11]	—	—	59,745,728	14,446,559	3,480,352	—	—	77,672,639
Termination with just cause	—	—	—	—		—	—	—
Change of control[12]	—	—	59,745,728	14,446,559	3,480,352	—	—	77,672,639
Vanessa Kanu								
Resignation[1]	—	—	—	—		—	—	—
Termination without just cause [5]	395,000 [13]	—	—	1,565,831	99,752	1,757 [6]	27,441 [14]	2,089,781
Retirement[8]	—	—	—	—		—	—	—
Disability[8]	—	—	683,369	3,610,002	448,884	—	—	4,742,255
Death[11]	—	—	683,369	3,610,002	448,884	—	—	4,742,255
Termination with just cause	—	—	—	—		—	—	—
Change of control[12]	—	—	683,369	3,610,002	448,884	—	—	4,742,255
Chuck Koskovich								
Resignation[1]	—	—	—	—		—	—	—
Termination without just cause [5]	357,500 [15]	148,485 [16]		1,910,755	98,492	17,136 [17]	—	2,532,368
Retirement[8]	—	—	—	—		—	—	—
Disability[8]	—	—	2,368,998	4,271,891	443,216	—	—	7,084,105
Death[11]	—	—	2,368,998	4,271,891	443,216	—	—	7,084,105
Termination with just cause	—	—	—	—		—	—	—
Change of control[12]	—	—	2,368,998	4,271,891	443,216	—	—	7,084,105
Marilyn Tyfting								
Resignation[1]	—	—	—	—		—	—	—
Termination without just cause [5]	482,295 [3]	229,079 [18]		1,896,846	82,079	2,636 [6]	221,437 [19]	2,914,372
Retirement[8]	—	—	—	—		—	—	—
Disability[8]	—	—	2,369,301	4,196,033	369,357	—	1,197,166 [20]	8,131,857
Death[11]	—	—	2,369,301	4,196,033	369,357	—	—	6,934,691
Termination with just cause	—	—	—	—		—	—	—
Change of control[12]	—	—	2,369,301	4,196,033	369,357	—	—	6,934,691
Michael Ringman								
Resignation[1]	—	—	—	—		—	—	—
Termination without just cause [5]	367,500 [3]	145,495 [16]		1,284,707 [21]	79,553	21,809 [17]	—	1,899,064 [21]
Retirement[8]	—	—	—	—		—	—	—
Disability[8]	—	—	1,436,121	2,910,926	357,987	—	—	4,705,034
Death[11]	—	—	1,436,121	2,910,926	357,987	—	—	4,705,034
Termination with just cause	—	—	—	—		—	—	—
Change of control[12]	—	—	1,436,121	2,910,926	357,987	—	—	4,705,034

(1) Upon a voluntary resignation by an NEO, any unvested and vested award or any portion thereof will expire on the termination date.

(2) Payment of a maximum of three months' base salary will be provided if Mr. Puritt resigns but the Company elects to terminate his employment before the expiration of the notice.

(3) Payment of a maximum of 18 months' base salary at the time of termination.

(4) Under Mr. Puritt's employment agreement, if Mr. Puritt is terminated, all his equity in the MIP will continue to vest and be paid out according to the original schedule. Any performance criteria will be measured against the actual results as determined in accordance with the MIP and the applicable award agreement.

(5) Upon termination of employment without just cause, all unvested PSUs, RSUs, TI Phantom RSUs, TELUS Phantom RSUs will vest pro-rata. Such pro-rata number is determined by multiplying the total number of PSUs, RSUs, TI Phantom RSUs and TELUS Phantom RSUs by a fraction where the numerator is the total number of calendar months between the applicable grant date of the award and the termination date and the denominator is the number of total calendar months (with any partial month counting as a full month for this purpose) in the original performance period.

(6) Mr. Puritt and Ms. Tyfting are entitled to a maximum of 18 months of continued health benefits, and Ms. Kanu is entitled to a maximum of 12 months of continued health benefits.

(7) Pursuant to his employment agreement, if Mr. Puritt's employment is terminated without just cause, his pension will be deemed fully vested, and he is entitled to 18 months of continued vesting service under the DB Plan and SRA. This value is converted from CAD $1,018,500 to USD using an exchange rate on December 31, 2021, of $0.79.

(8) Upon termination of employment due to disability of an NEO or an NEO's retirement, all awards held by the NEO will continue to vest and be settled or exercised as if the NEO remained an active employee of the Company. Mr. Puritt is retirement eligible under the MIP as of June 1, 2020.

(9) Payment of a maximum of 18 months' base salary at the time of termination. However, if Mr. Puritt receives alternate income during any portion of the 18-month period, the Company's payment obligations will cease.

71 • TELUS INTERNATIONAL 2022 INFORMATION CIRCULAR

(10) Upon disability, Mr. Puritt is entitled to continue accruing service until his retirement date under the DB Plan and the SRA. For purposes of this table, we have calculated the incremental benefit to Mr. Puritt assuming retirement at age 60. This value is converted from CAD $3,568,000 to USD using an exchange rate on December 31, 2021, of $0.79. (11) Upon the death of an NEO, all unvested Options, RSUs, PSUs, Phantom Options, TI Phantom RSUs and TELUS Phantom RSUs will immediately vest. (12) Upon termination of employment without just cause within 12 months following a change of control (as defined in the MIP), all unvested Phantom Options, TI Phantom RSUs and TELUS Phantom RSUs will vest on the termination date, and the TI Phantom RSUs and TELUS Phantom RSUs will be settled in accordance with the MIP. (13) Payment of a maximum of 12 months’ base salary at the time of termination. This value is converted from CAD $500,000 to USD using an exchange rate on December 31, 2021, of $0.79. (14) Ms. Kanu is entitled to 12 months of employer contributions to the Defined Contribution Plan. This value is converted from CAD $34,736 to USD using an exchange rate on December 31, 2021 of $0.79. (15) Payment equal to six months’ base salary for Mr. Koskovich plus one month of base salary for each completed year of service, up to a maximum total of 18 months. (16) Payment equal to six months’ severance bonus (the monthly bonus in an amount that is the average performance bonus earned by the NEO in the past four years, or less as applicable) plus one month of such severance bonus for each completed year of service, up to a maximum of 18 months. (17) Payment equal to six months of Company contributions to health benefits (excluding short-term and long-term disability), plus one month for each completed year of service, up to a maximum total of 18 months. (18) Payment equal to 18 months’ severance bonus (the monthly bonus in an amount that is the average performance bonus earned by Ms. Tyfting in the past two years). (19) Ms. Tyfting is entitled to 18 months of continued vesting service under the DB Plan and the SERP 2020. This value is converted from CAD $280,300 to USD using an exchange rate on December 31, 2021, of $0.79. (20) Upon disability, Ms. Tyfting is entitled to continue accruing service until her retirement date under the DB Plan and the SERP 2020. For purposes of this table, we have calculated the incremental benefit to Ms. Tyfting assuming retirement at age 60. This value is converted from CAD $1,515,400 to USD using an exchange rate on December 31, 2021, of $0.79. (21) The previously reported amount has been revised to reflect the actual amounts payable to Mr. Ringman in the event of a termination without just cause. Employment agreements We have entered into employment agreements with our CEO and CFO, respectively, and offer letters with our other NEOs. Details on NEO severance arrangements can be found below under “— Summary of NEO Employment and Separation Agreements”. 72 • TELUS INTERNATIONAL 2022 INFORMATION CIRCULAR

7(/86,17(51$7,21$/(48,7<&203(16$7,213/$16 The Company has a number of equity compensation plans, as well as other compensation plans that are also tied to the performance of equity but do not fall within the TSX’s definition of security-based compensation arrangements. For simplicity, this section groups all such plans together and provides a number of tables that highlight the key features and impact of these plans. More detailed descriptions of each plan follow the tables. 7(/86,17(51$7,21$/(48,7%$6('&203(16$7,213/$16$7$*/$1&( Name Type of plan New equity grants being issued Company securities issuable from treasury Equity-based compensation Other Omnibus Long-Term Incentive Plan X No Yes 2021 Omnibus Long-Term Incentive Plan X Yes Yes 2021 Employee Share Purchase Plan X Yes Yes The following table provides information as of December 31, 2021 on the securities of the Company authorized for issuance under the Omnibus Long-Term Incentive Plan (MIP), 2021 LTIP and the 2021 ESPP (security-based compensation arrangements under the TSX rules). No further grants will be made under the MIP and long-term equity incentive compensation awards will instead be granted under the 2021 LTIP. The final grant made under the MIP was in February 2021 in respect of the 2020 performance year. Plan category(1) Number of securities to be issued upon exercise of outstanding options, warrants and rights (#) A Weighted-average exercise price of outstanding options, warrants and rights ($) B Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column A) (#)(2) C Equity compensation plans approved by security holders 4,148,455(1) $10.97(2) 19,365,433(3) Equity compensation plans not approved by security holders — — — 7RWDO 4,148,455 — — (1) Consists of 1,083,542 RSUs outstanding, 192,064 PSUs outstanding (assuming target level of achievement), 579,949 Options under the 2021 LTIP, and 2,292,900 equity-settled Options and equity-settled Phantom Options under the MIP. (2) Weighted-average exercise price includes Options and equity-settled Phantom Options, and excludes RSUs and PSUs as they do not have an exercise price. (3) Consists of 5,277,379 shares available for issuance under the 2021 ESPP and 14,088,054 shares available for issuance under the 2021 LTIP. The following table provides information as of December 31, 2021 on the number of securities of the Company granted under the LTIP and the 2021 ESPP, which are currently the Company’s only equity compensation plans (security-based compensation arrangements under the TSX rules), expressed as a percentage of the weighted average number of outstanding shares for the applicable fiscal year. ‡TELUS INTERNATIONAL ,1)250$7,21&,5&8/$5

Year	Number of awards granted under the Omnibus Long-Term Incentive Plan	Number of awards granted under the 2021 Omnibus Long-Term Incentive Plan	Number of awards granted under the 2021 Employee Share Purchase Plan	Weighted Average Number of Shares[(1)]	Omnibus Long- Term Incentive Plan Burn Rate[(2)]	2021 Omnibus Long- Term Incentive Plan Burn Rate[(2)]	2021 Employee Share Purchase Plan Burn Rate[(2)]
Equity compensation plans approved by security holders	Nil	414,611	51,512	263,582,192	0.2%	0.2%	—%
Equity compensation plans not approved by security holders	—	—	—	—	—	—	—
Total	Nil	414,611	51,512				

(1) Calculated based on our total shares outstanding, including both SVS and MVS.
(2) Burn rate is calculated by dividing the number of securities granted during the applicable fiscal year by the weighted average number of shares outstanding for the applicable fiscal year.

Omnibus Long-Term Incentive Plan (MIP)

The purpose of the MIP was to promote the retention of key management employees, to align their interests with those of the shareholders and to provide incentive compensation based on the value of Company and TELUS shares. Eligible employees (any employee, Director or Officer) were determined by the chair of the Human Resources Committee. The MIP authorized the issuance of TI Options, Phantom Options, TI Phantom RSUs and TELUS Phantom RSUs. The exercise price for TI Options and Phantom Options was determined by the chair of the Human Resources Committee on the date that such options are granted and will be the fair market value of the underlying shares as of the date of grant. The TI Phantom Options will be settled 50 per cent in cash and 50 per cent in shares. The final settlement of awards under the MIP will occur in June 2022. Unless otherwise determined by the Human Resources Committee, TI Options and Phantom Options will expire upon the earliest of:

- resignation of employment by a participant (other than retirement or by reason of disability), for both vested and unvested;
- 90 days after the termination of employment without just cause for vested awards;
- termination of employment without just cause for unvested awards;
- termination of employment of the participant for just cause, for both vested and unvested; or
- the tenth anniversary of the date of grant.

The total number of shares issuable pursuant to the exercise of TI Options or Phantom Options cannot exceed 5.5 per cent of all issued and outstanding shares at the grant date of the TI Option or Phantom Option.

For preliminary information about the equity compensation programs implemented in connection with our initial public offering, please see "— 2021 Omnibus Long-Term Incentive Plan" and "— 2021 Employee Share Purchase Plan".

Change of control

Unless the Board determines otherwise, a change of control is defined as (1) any transaction or any transaction or series of transactions whereby any person or group of persons, as defined in the MIP, acting jointly or in concert, becomes the beneficial owner, directly or indirectly, of more than 50 per cent of the voting shares; (2) any transaction or series of transactions whereby any person or group of persons, as defined in the plan, acting jointly or in concert, acquires all or substantially all of the assets of the Company and its subsidiaries; (3) the approval by the shareholders of the Company of a complete liquidation or dissolution of Company, other than pursuant to an internal reorganization; and (4) any transaction or series of transactions involving the Company, its subsidiaries or its shareholders, which the Company, in its sole discretion, deems to be a change of control.

However, subject to any other Board determination, a change of control specifically excludes any transactions where the record holders of the voting securities of the Company immediately before the transactions continue to have substantially the same beneficial ownership in an entity that owns, directly or indirectly, all or substantially all of the assets of the Company and its subsidiaries immediately after the transactions.

74 • TELUS INTERNATIONAL 2022 INFORMATION CIRCULAR

If the Board does not accelerate unvested Phantom Options upon a change of control, then for any participant whose employment is terminated without just cause within 12 months of the change of control prior to the fifth anniversary of the shareholders’ agreement between us, TELUS and TI, the unvested TI Options and Phantom Options will immediately vest and be exercisable for 90 days following termination, and TI Phantom RSUs and TELUS Phantom RSUs will immediately vest. Alternatively, upon a change of control, the Board may take one or more of the following actions: (1) arrange for the Phantom Options to be assumed by, or similar options to be substituted by, the bidder or a continuing entity, subject to satisfying certain stated criteria; (2) accelerate the vesting of the Phantom Options; (3) make a determination as to the market price for the purpose of further actions with respect to the Phantom Options; (4) arrange for cash or other compensation in exchange for a surrender of any Phantom Options; or (5) make any other determinations as appropriate. Amendment procedure In connection with our initial public offering, the Board approved amendments to the MIP to provide the Board with the power to amend or discontinue the MIP at any time without shareholder approval, provided that such amendment is not prejudicial to any award previously granted under the MIP. However, shareholder approval shall be obtained for any amendment that (1) increases the number of shares reserved for issuance, except in connection with a corporate transaction, (2) involves a reduction in the exercise price of an option or the Phantom Option price of a Phantom Option, except in connection with a corporate transaction, (3) extends the term of an Award beyond its original expiry date, (4) permits transfers to persons except for estate settlement or (5) deletes or reduces the range of amendments requiring shareholder approval. In 2021, a few non-material amendments were made to the text of the MIP to reflect the fact that the Company has now completed the public offering. The changes did not require shareholder approval under the terms of the MIP. The changes (1) reference the new shareholders agreement, by and among the Company and holders of the Company’s multiple voting shares, instead of the prior shareholders agreement, (2) reflect the fact that prior classes of common shares have now become subordinate voting shares of the Company, (3) acknowledge that the Company now has publicly traded securities, (4) remove the need for an annual valuation of the company and align timing for the treatment of awards on death to the date of death rather than to an annual valuation, and (5) provide for settlement of share-settled phantom options in shares rather than in cash. 2021 Omnibus Long-Term Incentive Plan In connection with our initial public offering, our Board of Directors adopted, and our shareholders approved, the 2021 LTIP to provide equity awards to employees, non-employee Directors and selected third-party service providers of the Company and its subsidiaries and affiliates. Under the 2021 LTIP, the Company may grant awards of restricted shares, restricted share units, performance shares, performance share units, deferred share units, share options, share appreciation rights, cash- based awards and other forms of equity-based or equity-related awards. The Human Resources Committee administers the 2021 LTIP and has the discretion to select the individuals who receive awards and determine the form and terms of the awards, including any vesting, exercisability, payment or other restrictions. The maximum number of shares that may be delivered under the 2021 LTIP is 18,651,120 of our authorized but unissued shares. The Board of Directors has the authority to amend, suspend or terminate the 2021 LTIP. No amendment, suspension or termination will be effective without the approval of the Company’s shareholders if such approval is required under applicable laws, rules and regulations. Unless sooner terminated by our Board of Directors, the 2021 LTIP will terminate ten years from the Company’s initial public offering. Administration of the 2021 LTIP The Human Resources Committee administers the 2021 LTIP and has the discretion to select the individuals who receive awards and determine the form and terms of the awards, including any vesting, exercisability, payment or other restrictions. Subject to certain limitations, the Human Resources Committee may delegate some or all of its authority to one or more 2021 LTIP administrators, including members of the Human Resources Committee, Officers or selected advisors. Any decision made or action taken by the Board of Directors, Human Resources Committee or any Officers or employees to whom authority has been delegated under the 2021 LTIP arising out of or in connection with the administration or interpretation of the 2021 LTIP is final, conclusive and binding. The exercise price for share options and the grant price for share appreciation rights may not be less than the closing trading price of a share on the trading day prior to the grant date. The term of share options and share appreciation rights may not exceed ten years, except for an extension of up to ten business days if the expiry is occurring at the time of a trading blackout period. Shares available under the 2021 LTIP The total number of shares that may be delivered under the 2021 LTIP is 18,651,120 of our authorized but unissued shares. The number of shares available under the 2021 LTIP may be equitably adjusted to reflect certain transactions, including, but not limited to, merger, consolidation, reorganization, recapitalization, separation, reclassification, share dividend, share split, reverse share split, split up or spin-off. 75 • TELUS INTERNATIONAL 2022 INFORMATION CIRCULAR

Limits on awards The 2021 LTIP limits the grants of awards to a single participant in any calendar year as follows: • the maximum aggregate number of shares that may be granted in the form of share options or share appreciation rights is 4,500,000 shares; • the maximum aggregate number of shares that may be granted in the form of restricted shares, restricted share units, performance share units and deferred share units is 4,500,000 shares; • the maximum aggregate payout at the end of an applicable performance period or vesting period with respect to awards of performance shares, performance share units (settled in shares), deferred share units, restricted shares or restricted share units (settled in shares) is 4,500,000 shares, determined as of the date of grant; and • the maximum aggregate amount that may be paid under an award of performance share units (settled in cash), cash-based awards or any other award that is payable in cash is $10,000,000, determined as of the date of grant. The 2021 LTIP limits the grants of awards to a single non-employee Director in any calendar year as follows: • the aggregate maximum grant date fair market value of shares that may be granted under the plan in any calendar year to any non-employee Director, when added to any cash compensation paid to such non-employee Director in respect of such year, will not exceed $1,000,000. The 2021 LTIP also limits the number of shares issuable to insiders (as defined in the TSX Company Manual) or issued within any one-year period under the 2021 LTIP and any other security-based compensation arrangement to up to ten per cent of the issued and outstanding shares. Share usage The number of shares remaining available for issuance will be reduced by the number of shares subject to outstanding awards and, for awards that are not denominated by shares, by the number of newly-issued shares actually delivered upon settlement or payment of the award. For purposes of determining the number of shares that remain available for issuance under the 2021 LTIP, the number of shares related to an award to be settled in newly-issued shares granted under the 2021 LTIP that terminates by expiration, forfeiture, cancellation or otherwise without the issuance of the shares, are settled through the delivery of market- purchased shares or the delivery of consideration other than shares (including cash), will be available again for grant under the 2021 LTIP. However, where awards providing for settlement solely in newly-issued shares have been surrendered for cancellation, in consideration of the satisfaction of the payment of the purchase price or tax withholding obligations related to the Award, the shares underlying such award will not be available again for grant under the 2021 LTIP. Minimum vesting Except for deferred share units granted to Directors, all awards are subject to a minimum time-based vesting restriction or performance period, as applicable, of not less than one year. The minimum vesting requirements do not apply to (1) acceleration in the event of a termination of employment or termination of directorship on or following a change in control, or due to retirement, death or disability; (2) a substitute award subject to time-based vesting restrictions no less than the restrictions of the awards being replaced; and (3) awards involving an aggregate number of shares not in excess of 5 per cent of the total shares authorized for issuance under the 2021 LTIP. Amendment of the 2021 LTIP Our Board of Directors has the right to amend the 2021 LTIP and any award made under the 2021 LTIP at any time for any reason or no reason; provided that no amendment may adversely affect in any material way any award previously granted under the 2021 LTIP without the written consent of the participant, subject to certain conditions described in the 2021 LTIP. However, shareholder approval will be obtained for any amendment that (1) increases the number of shares reserved for issuance, except in connection with a corporate transaction, (2) increases or removes the limits on shares issuable or issued to insiders, (3) involves a reduction in the exercise price of an option or grant price of a share appreciation right, except in connection with a corporate transaction, (4) extends the term of an award beyond its original expiry date, except for an extension of up to ten business days if the expiry is occurring at the time of a trading blackout period, (5) permits transfers to persons other than permitted transferees or for estate settlement purposes or (6) deletes or reduces the range of amendments requiring shareholder approval. Unless provided otherwise in an agreement or by the Human Resources Committee prior to the date of the change in control, the 2021 LTIP provides that in the event of a change in control: • outstanding awards may be assumed by, or similar awards be substituted by, the successor in a transaction; 76 • TELUS INTERNATIONAL 2022 INFORMATION CIRCULAR

• if the participant’s employment with a successor terminates in connection with or within one year following the change in control for any reason other than an involuntary termination by a successor for “cause” (as such term is defined in the applicable award agreement), all of the participant’s awards will become vested in full or deemed earned in full (assuming the target performance goals provided under the award were met, if applicable) effective on the date of the participant’s termination of employment. The minimum vesting period will not apply to a substitute award subject to time-based vesting restrictions no less than the restrictions of the Awards being replaced; and • if the successor does not assume the awards or issue replacement awards, the Human Resources Committee will cancel all awards then held by participants in exchange for cash payment or other compensation as described in the 2021 LTIP. Treatment of awards upon a participant’s termination of employment The Human Resources Committee may determine, at or after the time of grant, the terms and conditions that apply to any award upon a participant’s termination of employment with the Company and its affiliates. Subject to applicable laws, rules and regulations, as well as the minimum vesting period of one year, in connection with a participant’s termination, the Human Resources Committee has the discretion to accelerate the vesting, exercisability or settlement of, to eliminate the restrictions and conditions applicable to, or to extend the post-termination exercise period of an outstanding award. Clawback All awards are subject to clawback or recoupment pursuant to applicable laws, rules, regulations or Company policy as in effect from time to time. 2021 Employee Share Purchase Plan (2021 ESPP) We adopted an employee share purchase plan (2021 ESPP), under which our eligible employees and the eligible employees of our participating subsidiaries and affiliates may elect to acquire our subordinate voting shares at a discount up to 15 per cent from the prevailing fair market value. The 2021 ESPP is designed with two components so that the Company may grant purchase rights to U.S. employees that are intended to be tax-qualified under Section 423 of the Internal Revenue Code (Section 423 Component), and to non-U.S. employees that are not intended to be tax-qualified under Section 423 of the Internal Revenue Code (Non-Section 423 Component). The total number of shares that may be purchased under the 2021 ESPP is 5,328,891 of our shares. Shares authorized for issuance The total number of shares that may be purchased under the 2021 ESPP is 5,328,891 of our shares. The shares to be issued under the 2021 ESPP may be authorized but unissued shares or may be reacquired shares, including shares purchased on the open market. Administration The 2021 ESPP is administered by the Human Resources Committee or such other Committee appointed by the Board of Directors to administer the 2021 ESPP. The plan administrator may delegate its administrative responsibilities and powers under the 2021 ESPP to any employees or a group of employees. The plan administrator may designate separate offerings under the 2021 ESPP, the terms of which need not be identical, in which eligible employees of one or more participating subsidiaries and affiliates will participate, even if the dates of the applicable offering periods in each such offering are identical; provided that the terms of participation are the same within each separate offering as determined under Section 423 of the Code. The plan administrator may also adopt sub-plans, appendices, rules and procedures relating to the operation and administration of the 2021 ESPP to facilitate participation in the 2021 ESPP by employees who are foreign nationals or employed outside the U.S. To the extent any sub-plan is inconsistent with the requirements of Section 423 of the Code, it will be considered part of the Non-Section 423 Component. Purchase price and contributions Under the 2021 ESPP, participating employees are granted rights to purchase subordinate voting shares at a price equal to at least 85 per cent of the share’s fair market value on the purchase date (unless and until such percentage is changed by the plan administrator prior to the commencement of the enrollment process for the applicable purchase interval). An eligible employee will be able to elect to participate in an offering period under the 2021 ESPP by authorizing after-tax payroll deductions from gross wages on or before the start date of such offering period or such other payments as may be permitted. Offering periods will commence at quarterly intervals and have a maximum duration of six months and a minimum duration of up to three months unless otherwise determined by the plan administrator prior to the start of such offer period (but in no event may an offering period exceed 24 months). Employees may generally authorize contributions in multiples of 1 per cent, up to a maximum of 15 per cent, of gross wages to purchase shares under the 2021 ESPP. 77 • TELUS INTERNATIONAL 2022 INFORMATION CIRCULAR

Purchase of shares On the start date of each offering period in which a participant is enrolled, the participant will be granted a separate purchase right for such an offering period. The purchase will be effected by applying the participant’s contributions for the purchase interval ending on such purchase date to the purchase of whole or fractional shares. No participant may purchase more than $25,000 of subordinate voting shares (using the fair market value of the shares on the date the purchase rights are granted) under the 2021 ESPP (and any other employee share purchase plan of the Company or an affiliate) per calendar year. Termination of employment Generally, if a participant’s employment terminates for any reason (including death, disability or change in status), his or her right to purchase shares during the current offering period will terminate with effect after the final payroll following termination is processed. However, if a participant ceases to remain in active service by reason of an approved leave of absence, then the participant will have the right, exercisable up until 90 days before the next purchase date, to withdraw all the contributions collected to date on his or her behalf for that purchase interval. Contributions will continue with respect to any gross wages received by a participant while he or she is on an approved leave of absence unless the participant elects to withdraw from the offering period. If a participant transfers employment from the Company or any participating subsidiary for the Section 423 Component to a participating subsidiary for the Non-Section 423 Component, he or she will immediately cease to participate in the Section 423 Component. However, any contributions made for the offering period in which such transfer occurs will be transferred to the Non-Section 423 Component, and such participant will immediately join the then-current offering under the Non-Section 423 Component upon the same terms and conditions in effect for his or her participation in the 2021 ESPP. The plan administrator may establish different rules to govern transfers of employment between subsidiaries participating in the Section 423 Component and the Non-Section 423 Component, consistent with the applicable requirements of Section 423 of the Code. Change in control If a change in control of the Company occurs, each outstanding purchase right will automatically be exercised immediately prior to the effective date of such change in control. The purchase price applicable for the purchase interval in which the change in control occurs will be equal to 85 per cent of the fair market value per share of our subordinate voting shares immediately prior to the effective date of such change in control. However, participants will, following the receipt of notice from us of a change in control, have the right to terminate their outstanding purchase rights prior to the effective date of such change in control. Furthermore, the plan administrator may terminate any outstanding purchase rights prior to the effective date of a change in control, in which case all payroll deductions for the purchase interval in which such contributions are terminated will be promptly refunded. Amendment and termination of the 2021 ESPP The Board of Directors has the right to terminate, suspend or amend the 2021 ESPP at any time, generally to become effective immediately following the close of any purchase interval, subject to applicable laws and the requirements of any stock exchange or governmental or regulatory body (including any requirement for shareholder approval). However, shareholder approval will be obtained for any amendment that (1) increases the number of shares reserved for issuance, except in connection with a corporate transaction, (2) reduces the purchase price payable for the shares under the 2021 ESPP, (3) modifies the eligibility requirements for participation or (4) deletes or reduces the range of amendments requiring shareholder approval. Unless sooner terminated by the Board of Directors, the 2021 ESPP will terminate upon the earliest of: (1) ten years from the effective date; (2) the date on which all shares available for issuance under the 2021 ESPP have been sold pursuant to purchase rights exercised under the 2021 ESPP; or (3) the date on which all purchase rights are exercised in connection with a change in control of the Company. In 2021, a few non-material amendments were made to the text of the 2021 ESPP (1) to permit the purchase of shares, for the benefit of plan participants, on the market, (2) provide for fractional share interests, and (3) to update the country-specific provisions to address legal requirements in international jurisdictions and the address for delivery of materials to the Company. These changes did not require shareholder approval under the terms of the 2021 ESPP. 78 • TELUS INTERNATIONAL 2022 INFORMATION CIRCULAR

APPENDIX A: TERMS OF REFERENCE FOR THE BOARD 1. INTRODUCTION The Board is responsible for the stewardship of the Company and overseeing the management of the Company’s business and affairs. The Board may discharge its responsibilities by delegating certain duties to committees of the Board and management, subject to applicable laws and the terms of the Shareholders’ Agreement. The specific duties delegated to each committee of the Board are outlined in the terms of reference for those committees. 2. BOARD OF DIRECTORS 2.1 No Delegation The Board may not delegate the following matters to any committee: (a) the removal of a director from or the filling of a vacancy on the Board or any Board committee; (b) the issuance of securities except on the terms authorized by the directors; (c) the declaration of dividends; (d) the purchase, redemption or any other form of acquisition of shares issued by the Company except on terms authorized by the directors; (e) the establishment of any Board committee and its terms of reference and the modification of the terms of reference of any existing committee; (f) the adoption, amendment or repeal of the charter documents of the Company; and (g) any other matter which is required under the Shareholders’ Agreement or applicable corporate or securities laws to be decided by the Board as a whole. 2.2 Composition Unless otherwise required by applicable laws, the Company’s articles or the Shareholders’ Agreement: (a) the Board will not exceed 15 directors; (b) subject to election by the shareholders and the requirements of the applicable laws, the rules of the stock exchanges on which the shares of the Company are listed, and the rules and regulations of the U.S. Securities and Exchange Commission, the CEO will be a member of the Board; (c) the Chair of the Board will be selected by the Board from among the members of the Board; (d) directors constituting a majority of the Board should be ordinarily resident in the country where the Company is resident for tax purposes; and (e) while (d) describes the preferred approach, in circumstances where (d) is not implemented, a majority of the Board will not be ordinarily resident in a country that is not the country where the Company is resident for tax purposes. 2.3 Meetings (a) Meetings of the Board will be conducted in accordance with applicable laws and the Company’s articles. (b) The Board will meet at least once each quarter. (c) The Chair, with the assistance of the CEO and the CLO, will be responsible for the agenda for each Board meeting. (d) The Board will invite management to attend Board meetings, where appropriate, to provide additional insight into matters being considered by the Board. (e) The Board should have an in-camera session without management as a regular feature of each Board meeting. (f) To the extent possible, Board materials will be made available in advance of each meeting in electronic format. 2.4. Election or Appointment of Directors Subject to the terms of the Shareholders’ Agreement and the articles, the Board, following a recommendation by the Governance and Nominating Committee, will: (a) review and approve the slate of nominees proposed for election at the annual or special meetings of the Company; (b) approve candidates to fill any casual vacancy occurring on the Board; and (c) fix the number of directors as permitted by the Company’s articles. 79 • TELUS INTERNATIONAL 2022 INFORMATION CIRCULAR

2.5 Committees of the Board The Board will have the following committees and, after considering the recommendation of the Governance and Nominating Committee, approve and/or modify their terms of reference: (a) Audit Committee — Appendix F; (b) Governance and Nominating Committee — Appendix G; and (c) Human Resources Committee — Appendix H. The Board may establish other standing or ad hoc committees. Each committee will report to the Board on its meetings and each member of the Board will have access to minutes of committee meetings, regardless of whether the director is a member of such committee. See Appendix E— Terms of Reference for Committees of the Board of Directors. 3. SELECTION OF MANAGEMENT (a) Subject to the terms of the Shareholders’ Agreement, the Board will appoint or replace the CEO. (b) Upon the advice of the CEO, the Human Resources Committee will approve the appointment of all other members of the Senior Leadership Team. (c) The Board is responsible for satisfying itself as to the integrity of the CEO and other Senior Leadership Team members. (d) The Human Resources Committee is responsible for overseeing succession planning for the CEO with the advice and recommendation of the Board. 4. STRATEGIC DETERMINATION The Board will: (a) annually consider and approve the Company’s objectives and goals and its strategic plan to achieve those objectives and goals and approve any material changes thereto; (b) monitor and assess developments that may affect the Company’s strategic plan; (c) evaluate and, as required, enhance the effectiveness of the strategic planning process; and (d) monitor and, as required, enhance the execution of the strategic plan by management and monitor corporate performance against the Company’s objectives and goals. 5. GLOBAL BUSINESS STRATEGY As the Company is a member of an integrated global business or transacts with affiliated companies in other countries, the Board will: (a) strive to ensure that the Company’s management participates in TELUS’ global strategic planning; (b) review and adopt the goals and objectives of the TELUS global strategic plan to the extent that the Board agrees with the plan objectives and determines that they are beneficial to the Company; and (c) monitor the Company’s execution of the TELUS global strategic plan objectives that are adopted by the Company. 6. MATERIAL TRANSACTIONS Subject to applicable laws and the Shareholders’ Agreement and delegation by the Board to a committee of the Board or management, the Board will review and approve all material transactions and investments. 7. PUBLIC REPORTING The Board is responsible for: (a) reviewing and approving financial and other reporting to shareholders on a timely and regular basis; (b) ensuring that the financial results are reported fairly and in accordance with generally accepted accounting principles and standards and related legal and regulatory disclosure requirements; (c) reviewing and approving the policies and procedures in place for the timely disclosure of any other developments that have a significant and material impact on the Company; (d) reporting annually to shareholders on its stewardship for the preceding year; (e) reporting annually to shareholders on the key strategic objectives of the Company and how the Company’s approach to executive compensation is designed to motivate management to achieve these strategic objectives; and (f) providing for measures that promote engagement with, and feedback from, shareholders. 80 • TELUS INTERNATIONAL 2022 INFORMATION CIRCULAR

8. RISK OVERSIGHT AND MANAGEMENT 8.1 Board Responsibilities The Board is responsible for ensuring the identification of material risks to the Company’s business and ensuring the implementation of appropriate systems and processes to identify, monitor and manage material risks to the Company’s business, including strategic, operational, financial, legislative, compliance and regulatory risks. In discharging this oversight duty, the Board will review and assess annually: (a) the Company’s risk management program, including risk appetite and integrated enterprise risk assessment; (b) the quality and adequacy of risk-related information provided to the Board by management, to make the Board aware (directly or through its committees) of the Company’s material risks on a timely basis, and to provide the Board sufficient information and understanding to evaluate these risks, how they may affect the Company and how management addresses them; and (c) the respective responsibilities of the Board, each Board committee and management for risk oversight and management of specific risks, to coordinate the risk oversight function through these bodies, and to adopt a shared understanding as to accountabilities and roles. 8.2 Additional Board Responsibilities In addition to the specific risk oversight responsibilities the Board has allocated to its committees, the Board will review, on an annual or more frequent basis, as appropriate, those key risks that have not been allocated to a Board committee. The Board is also responsible for the integrity of the Company’s internal control, disclosure control and management information systems. 9. CULTURE, PROCEDURES AND POLICIES (a) The Board will work to promote a culture of integrity throughout the Company. (b) The Board will adopt, implement and respect standards and policies consistent with those of TELUS, making such modifications as are appropriate to suit the Company’s local requirements. The finance policies adopted should address local financial reporting requirements, but where possible should be consistent with those of TELUS where necessary to support and facilitate TELUS’ consolidated financial reporting requirements. (c) The Board will monitor and promote compliance with all significant policies and procedures by which the Company is operated. 10. LEGAL REQUIREMENTS The Board will monitor the Company’s compliance with all applicable laws and regulations. 11. EVALUATION The Board will evaluate annually the effectiveness of the Chair, the Board as a whole, individual directors and committees as provided in Appendices K and L - Chair, Board and Director Evaluation Process. References to appendices in Appendix A of this information circular relate to the TELUS International Board Policy Manual, which can be found at https://www.telusinternational.com/investors/governance. 81 • TELUS INTERNATIONAL 2022 INFORMATION CIRCULAR

TELUS International Inc. Floor 7, 510 West Georgia Street Vancouver, BC V6B 0M3 Tel: (604) 695-6400 telusinternational.com facebook.com/TELUSInternational linkedin.com/company/telus-international twitter.com/TELUSint youtube.com/user/TELUSInt Printed in Canada Please recycle Stay connected with TELUS International